82-1561

HK$5,750,000,000

Henson International Finance Limited

(incorporated with limited liability in the Cayman Islands)

1.00 per cent. Guaranteed Convertible Notes due 2006 convertible into Shares of, and guaranteed by,

04012826

SUPPL

04 FEB 17 AM 7:21

恒 基

Henderson Land Development Company Limited

(incorporated with limited liability in Hong Kong)

The 1.00 per cent. Guaranteed Convertible Notes due 2006 in the aggregate principal amount of HK$5,750,000,000 (the "Notes") will be issued by Henson International Finance Limited (the "Issuer") and will be unconditionally and irrevocably guaranteed (the "Guarantee") by Henderson Land Development Company Limited (the "Company").

Each Note will, at the option of the holder, be convertible (unless previously redeemed, converted or purchased and cancelled) after 9 March 2004 up to and including 10 January 2006 into fully paid ordinary shares with a par value of HK$2.00 each of the Company (the "Shares") at an initial conversion price of HK$48.96 per Share. The conversion price is subject to adjustment in the circumstances described under "Terms and Conditions of the Notes — Conversion". The closing price of the Shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on 15 January 2004 was HK$40.80 per Share.

The Notes will bear interest at the rate of 1.00 per cent. per annum payable semi-annually in arrear on 9 August and 9 February in each year commencing 9 August 2004. See "Terms and Conditions of the Notes — Interest". Unless previously redeemed, converted or purchased and cancelled, the Notes will be redeemed at 82.0 per cent. of their principal amount on 9 February 2006. All or some of the Notes may be redeemed at the option of the relevant holder on 8 February 2005 at 92.00 per cent. of their principal amount plus accrued interest. On or at any time after 9 August 2004, the Issuer may redeem all and not some only of the Notes, at any time prior to maturity, at the relevant Early Redemption Amount (as defined in the Terms and Conditions) together with accrued interest, provided, however, that no such redemption may be made unless either (i) the closing price of the Shares (as derived from the Daily Quotations Sheet of the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange), for any 15 Trading Days out of the 30 consecutive Trading Days prior to the date upon which notice of such redemption is given was at least 120 per cent. of the Conversion Price in effect on such Trading Day; or (ii) at least 90 per cent. in principal amount of the Notes has already been converted, redeemed or purchased and cancelled. The Notes may also be redeemed at the option of the holders at the Early Redemption Amount together with accrued interest on the occurrence of a Relevant Event (as defined in the Terms and Conditions). All, but not some only, of the Notes may be redeemed at any time at their Early Redemption Amount, together with accrued interest, in the event of certain changes relating to Cayman Islands or Hong Kong taxation. See "Terms and Conditions of the Notes — Redemption, Purchase and Cancellation".

Application has been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes by way of selectively marketed securities (as defined in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange) and such permission is expected to become effective on 10 February 2004. The Shares are listed on the Hong Kong Stock Exchange and application has been made to list the Shares to be issued upon conversion of the Notes on the Hong Kong Stock Exchange.

Investing in the Notes and the Shares involves certain risks. See "Risk Factors" beginning on page 8 for a discussion of certain factors to be considered in connection with an investment in the Notes.

Issue Price: 100 per cent.

The Notes, the Guarantee and the Shares to be issued upon conversion of the Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States.

For a description of these and certain further restrictions on offers and sales of the Notes and the Shares to be issued upon conversion of the Notes and the distribution of this Offering Circular, see "Subscription and Sale".

The Notes will be represented by beneficial interests in a permanent global certificate (the "Global Certificate") in registered form, without interest coupons attached, which will be registered in the name of a nominee of, and shall be deposited on or about 9 February 2004 (the "Closing Date"), with a common depositary for, Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream").

Beneficial interests in the Global Certificate will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream. Except as described herein, certificates for Notes will not be issued in exchange for interests in the Global Certificate.

Sole Bookrunner and Lead Manager

Goldman Sachs (Asia) L.L.C.

Offering Circular dated 3 February 2004

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

2/17

The Issuer and the Company, having made all reasonable enquiries, confirm that (i) this Offering Circular contains all information with respect to the Issuer, the Company, and the Company's subsidiaries (the Company and its subsidiaries, collectively, the "Group") and certain of the Group's jointly controlled entities, associated companies and investment securities ("jointly controlled entities"), and the issue of the Notes and the Shares, which is material in the context of the issue and offering of the Notes, (ii) the statements contained in it relating to the Issuer, the Group and the jointly controlled entities are in every material respect true and accurate and not misleading, and (iii) the opinions and intentions expressed in this document with regard to the Issuer, the Group and the jointly controlled entities are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions; there are no other facts in relation to the Issuer, the Group, the jointly controlled entities, the Notes or the Shares the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Offering Circular misleading in any material respect and all reasonable enquiries have been made by the Issuer and the Company to ascertain such facts and to verify the accuracy of all such information and statements. In addition, the Issuer and the Company accept full responsibility for the accuracy of the information contained in this Offering Circular.

This Offering Circular has been prepared by the Issuer and the Company solely for use in connection with the proposed offering of the Notes described in this Offering Circular. The distribution of this Offering Circular and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer, the Company and the Lead Manager to inform themselves about and to observe any such restrictions. No action is being taken to permit a public offering of the Notes or Shares deliverable upon conversion of the Notes or the distribution of this document in any jurisdiction where action would be required for such purposes. There are restrictions on the offer and sale of the Notes and Shares deliverable on conversion or redemption of the Notes, and the circulation of documents relating thereto, in certain jurisdictions including the United States, the United Kingdom, Japan, Singapore and Hong Kong, and to persons connected therewith. For a description of certain further restrictions on offers, sales and resales of the Notes and distribution of this Offering Circular, see "Subscription and Sale".

No person has been or is authorised to give any information or to make any representation concerning the Issuer, the Group, the jointly controlled entities, the Notes or the Shares other than as contained herein and, if given or made, any such other information or representation should not be relied upon as having been authorised by the Issuer, the Company, the Lead Manager, the Trustee or the Agents. Neither the delivery of this document nor any offering, sale or delivery made in connection with the issue of the Notes shall, under any circumstances, constitute a representation that there has been no change or development reasonably likely to involve a change in the affairs of the Issuer, the Group or the jointly controlled entities or any of them since the date hereof or create any implication that the information contained herein is correct as of any date subsequent to the date hereof. This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer, the Company, the Lead Manager, the Trustee or the Agents to subscribe for or purchase any of, the Notes or Shares and may not be used for the purpose of an offer to, or a solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorised or is unlawful. This Offering Circular is not calculated to invite offers to subscribe for or purchase Shares.

No representation or warranty, express or implied, is made or given by the Lead Manager, the Trustee or the Agents as to the accuracy, completeness or sufficiency of the information contained in this Offering Circular, and nothing contained in this Offering Circular is, or shall be relied upon as, a promise, representation or warranty by the Lead Manager, the Trustee or the Agents. This Offering Circular is not intended to provide the basis of any credit or other evaluation nor should it be considered as a recommendation by either the Issuer, the Company, the Lead Manager, the Trustee or the Agents that any recipient of this Offering Circular should purchase the Notes. Each potential purchaser of the Notes should determine for itself the relevance of the information contained in this Offering Circular and its purchase of the Notes should be based upon such investigations with its own tax, legal and business advisers as it deems necessary.

IN CONNECTION WITH THIS ISSUE, GOLDMAN SACHS (ASIA) L.L.C. (OR ANY PERSON ACTING FOR IT) MAY (TO THE EXTENT PERMITTED BY APPLICABLE LAWS) OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD AFTER THE CLOSING DATE. HOWEVER, THERE MAY BE NO OBLIGATION ON GOLDMAN SACHS (ASIA) L.L.C. (OR ANY PERSON ACTING FOR IT) TO DO THIS. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME, AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

This Offering Circular includes particulars given in compliance with the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange for the purpose of giving information with regard to the Issuer, the Company and the Notes.

The Hong Kong Stock Exchange takes no responsibility for the contents of this Offering Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Offering Circular.

In making an investment decision, investors must rely on their own examination of the Issuer, the Group and the terms of the offering, including the merits and risks involved. See "Risk Factors" for a discussion of certain factors to be considered in connection with an investment in the Notes.

Each person receiving this Offering Circular acknowledges that such person has not relied on the Lead Manager or any person affiliated with the Lead Manager in connection with its investigation of the accuracy of such information or its investment decision.

The Company has prepared audited consolidated financial statements as of and for the three years ended 30 June 2001, 2002 and 2003. These financial statements were prepared in conformity with HK GAAP, which differ in certain material respects from IFRS. See "Summary of Significant Differences Between HK GAAP and IFRS".

Unless otherwise specified or the context requires, references herein to "Hong Kong dollars", "HK dollars", "HK$" and "HK¢" are to the lawful currency of Hong Kong, references herein to "US dollars" or "US$" are to the lawful currency of the United States of America, references herein to "Renminbi" or "RMB" are to the lawful currency of the People's Republic of China (the "PRC"), references to "HK GAAP" are to accounting principles generally accepted in Hong Kong and references to "IFRS" are to International Financial Reporting Standards. For convenience only and unless otherwise noted, all translations from HK dollars into US dollars in this Offering Circular were made at the rate of HK$7.7984 to US$1.00, being the noon buying rate in New York City for cable transfers on 30 June 2003. No representation is made that the HK dollar or US dollar amounts referred to in this Offering Circular could have been or could be converted into US dollars or HK dollars, as the case may be, at any particular rate or at all. For further information relating to exchange rates, see "Exchange Rates".

In this document, where information has been presented in thousands or millions of units, amounts may have been rounded up or down. Accordingly, totals of columns or rows of numbers in tables may not be equal to the apparent total of the individual items and actual numbers may differ from those contained herein due to rounding. References to information in billions of units are to the equivalent of a thousand million units.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

Certain statements under "Summary", "Risk Factors", "Operational Review of Fiscal Year 2002 and 2003", "Description of the Group" and elsewhere in this Offering Circular constitutes "forward-looking statements". All statements other than statements of historical facts included in this Offering Circular, including, without limitation, those regarding the financial position, business strategy, capital expenditure and investment plans of the Group and the plans and objectives of the Group's management for its future operations (including development plans and objectives relating to the Group's operations), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or performance of the Group, or industry results to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results or performance to differ materially from those in the forward-looking statements include, among others, Hong Kong's volatile property market and the general economic conditions in Hong Kong and the PRC. Additional factors that could cause actual results or performance to differ materially include, but are not limited to, those discussed in "Risks factors". These forward-looking statements speak only as of the date of this Offering Circular. The Issuer and the Company expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Group's expectations with regard thereto or any change of events, conditions or circumstances, on which any such statement was based.

The audited consolidated financial statements of the Company which are contained in the Annual Reports of the Company for the three years ended 30 June 2003 are incorporated by reference in this Offering Circular. Copies of the accounts are available and may be (i) obtained free of charge at the specified office of the Company at 6/F, World-Wide House, 19 Des Voeux Road, Central, Hong Kong or (ii) downloaded free of charge from the Company's website on the internet at www.hld.com.

SUMMARY

The summary below is only intended to provide a very limited overview of information described in more detail elsewhere in this Offering Circular. As it is a summary, it does not contain all of the information that may be important to investors and terms defined elsewhere in this Offering Circular shall have the same meanings when used in this Summary. Prospective investors should therefore read this Offering Circular in its entirety.

Henderson Land Development Company Limited is a company incorporated in Hong Kong (company number: 45654) under the Companies Ordinance of Hong Kong (Chapter 32 of the laws of Hong Kong). It was incorporated on 16 January 1976 and is one of the largest property development and investment companies in Hong Kong. As at 2 February 2004, the market capitalisation of the Company was approximately HK$69,135 million.

The Company is primarily engaged in the development and sale of residential and commercial properties and the holding of and investment in rental properties. Rental income and property sales have been, and are expected to continue to be, the most significant source of the Company's income.

The Company is also involved in the building and construction business, infrastructure projects, hotel operations and departmental stores operations.

The Company maintains, through Henderson Investment Limited ("Henderson Investment"), strategic investments in The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas"), Miramar Hotel and Investment Company, Limited ("Miramar"), and Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry"), all of which are listed on the Hong Kong Stock Exchange. The current value of the strategic investments is large and the market capitalisation of such strategic investments based on the holdings which are attributable to the Company amounted to approximately HK$21,130 million (US$2,710 million) as at 2 February 2004, being mainly represented by the interests held in Hong Kong and China Gas.

As at 2 February 2004, the Company had an authorised share capital of HK$4,000 million (US$513 million) consisting of 2,000 million ordinary shares of HK$2.00 each and an issued and fully paid up share capital of HK$3,629,160,000 (approximately US$465 million) consisting of 1,814,580,000 ordinary shares of HK$2.00 each. The Company is listed on the Hong Kong Stock Exchange (stock code: 12) and the Shares of the Company are currently a constituent stock of the Hang Seng Index. Shares of the Company are also listed on the Tokyo Stock Exchange.

SUMMARY FINANCIAL INFORMATION

The following tables set forth the summary consolidated financial and other information of the Company as at and for the periods indicated. The summary audited consolidated financial information as at and for the years ended 30 June 2001, 2002 and 2003 set forth below are derived from the previously published Company's audited consolidated financial statements and should be read in conjunction with the previously published audited consolidated financial statements of the Company for each of the three years ended 30 June 2001, 2002 and 2003 (including the audited consolidated profit and loss accounts of the Company for each of the three years ended 30 June 2001, 2002 and 2003 and the audited consolidated balance sheets of the Company as at 30 June 2001, 2002 and 2003) and the notes thereto. Certain items in the consolidated financial statements of the Company as at and for the years ended 30 June 2001, 2002 and 2003 have been aggregated for the purpose of presentation of the summary financial information in the tables below.

The Company's consolidated financial statements are prepared and presented in accordance with HK GAAP. HK GAAP differs in certain respects from IFRS. For a discussion of the differences between HK GAAP and IFRS, see "Summary of Certain Differences Between HK GAAP and IFRS".

Selected Financial Information

	Years ended 30 June (audited)		
	2001	2002	2003
	(in thousands of Hong Kong dollars, except per share data)		
Turnover	9,096,254	6,229,563	7,667,464
Direct costs	(4,509,342)	(3,669,941)	(5,286,517)
	4,586,912	2,559,622	2,380,947
Other revenue	157,440	173,094	276,108
Other net income	161,370	96,859	28,850
Selling and marketing expenses	(561,702)	(383,007)	(417,673)
Administrative expenses	(461,553)	(444,187)	(465,684)
Other operating income/(expenses)	203,798	(249,874)	(559,978)
Profit from operations	4,086,265	1,752,507	1,242,570
Finance costs	(207,288)	(97,643)	(66,129)
Non-operating income	533,374	21,309	42,524
	4,412,351	1,676,173	1,218,965
Share of profits less losses of associates	1,447,518	1,562,716	1,443,117
Share of profits less losses of jointly controlled entities	(74,317)	(152,937)	649,601
Profit from ordinary activities before taxation	5,785,552	3,085,952	3,311,683
Taxation — Company and subsidiaries	(332,255)	(160,645)	(197,094)
— Associates	(191,297)	(222,397)	(205,193)
— Jointly controlled entities	(7,861)	(5,269)	(5,081)
Profit from ordinary activities after taxation	5,254,139	2,697,641	2,904,315
Minority interests	(860,129)	(544,492)	(661,973)
Profit attributable to shareholders	4,394,010	2,153,149	2,242,342
Dividends attributable to the year:			
Interim dividend declared during the year	947,177	602,749	602,749
Final dividend proposed after the balance sheet date	947,177	774,963	774,963
	1,894,354	1,377,712	1,377,712
Earnings per share	HK$2.55	HK$1.25	HK$1.30

	As of 30 June (audited)		
	2001 (Restated)	2002 (Restated)	2003
	(in thousands of Hong Kong dollars)		
Non-current assets			
Fixed assets			
— Investment properties	26,331,130	27,734,592	29,312,429
— Other fixed assets	10,016,349	10,497,230	5,950,553
	36,347,479	38,231,822	35,262,982
Interest in associates	15,887,183	16,286,492	14,794,313
Interest in jointly controlled entities	5,547,087	5,580,996	6,122,976
Investments in securities	934,393	1,017,816	816,987
Properties held for development	4,796,547	5,140,967	4,489,424
Instalments receivable	2,407,034	1,931,339	1,588,079
Other receivables	2,630,803	—	—
	68,550,526	68,189,432	63,074,761
Current assets			
Leasehold land	3,492,005	3,451,665	3,424,887
Properties under development	11,297,206	11,199,920	7,213,562
Properties held for resale	48,192	48,192	40,700
Completed properties for sale	5,807,790	3,546,499	5,760,380
Inventories	62,484	58,237	48,549
Investments in securities	—	216,700	211,269
Amounts due from customers for contract work	185,460	100,806	166,540
Deposits for acquisition of properties	79,869	88,471	368,821
Loans receivable	294,314	205,610	901,459
Debtors, prepayments and deposits	1,021,814	1,516,290	1,240,165
Instalments receivable	554,971	405,648	430,109
Cash held by stakeholders	—	272,828	69,102
Pledged bank deposits	24,070	20,205	20,205
Cash and cash equivalents	1,557,431	1,351,972	2,362,589
	24,425,606	22,483,043	22,258,337
Current liabilities			
Bank loans and overdrafts			
— secured	131,622	88,532	45,756
— unsecured	1,676,776	1,454,410	1,499,339
Unsecured other loans	—	757,541	—
Obligations under finance leases	1,004	417	47
Forward sales deposits received	447	2,343,890	519,830
Rental and other deposits	379,118	385,200	377,032
Creditors and accrued expenses	2,614,813	1,571,537	1,635,699
Amounts due to customers for contract work	—	51	—
Taxation	1,370,972	361,865	392,221
	6,174,752	6,963,443	4,469,924

	The Group		
	2001 (Restated)	2002 (Restated)	2003
	(in thousands of Hong Kong dollars)		
Net current assets	18,250,854	15,519,600	17,788,413
Total assets less current liabilities	86,801,380	83,709,032	80,863,174
Non-current liabilities			
Bank loans			
— secured	279,781	206,082	213,729
— unsecured	10,600,582	9,630,378	9,634,945
Unsecured other loans	783,861	26,320	26,320
Obligations under finance leases	470	47	—
Land premium	17	17	17
Amounts due to fellow subsidiaries	4,507,417	3,715,617	3,707,833
	16,172,128	13,578,461	13,582,844
	70,629,252	70,130,571	67,280,330
Minority interests	13,425,371	13,335,516	13,414,427
	57,203,881	56,795,055	53,865,903
Capital and reserves			
Share capital	3,444,280	3,444,280	3,444,280
Share premium	8,387,915	8,387,915	8,387,915
Capital reserves	1,761,871	1,647,984	1,617,597
Investment property revaluation reserve	13,209,198	12,311,082	8,547,702
Retained profits	30,400,617	31,003,794	31,868,409
	57,203,881	56,795,055	53,865,903

THE OFFERING

Phrases used in this summary and not otherwise defined shall have the meanings given to them in "Terms and Conditions of the Notes".

Issuer	Henson International Finance Limited
Guarantor	Henderson Land Development Company Limited
Issue	HK$5,750,000,000 aggregate principal amount of 1.00 per cent. Guaranteed Convertible Notes due 2006, convertible into fully-paid ordinary shares with par value of HK$2.00 each of the Guarantor (the "Notes"). The aggregate principal amount of the Notes represents HK$5,000,000,000 firm Notes together with HK$750,000,000 optional Notes to be issued following exercise by the Lead Manager of an option for additional issuance.
Issue Price	100 per cent.
Denomination	HK$10,000 and integral multiples thereof.
Interest	1.00 per cent. per annum, payable semi-annually in arrear on 9 August and 9 February in each year commencing 9 August 2004.
Closing Date	9 February 2004
Maturity Date	9 February 2006
Negative Pledge	Each of the Issuer and the Guarantor undertakes that, so long as any of the Notes remains outstanding (as defined in the Trust Deed) or any amount is due under or in respect of any Note or otherwise under the Trust Deed, it will not, and will procure that none of its subsidiaries will, create or permit to subsist or arise any mortgage, charge, pledge, lien or other encumbrance or security interest securing any obligation of any person ("Encumbrance") upon the whole or any part of their respective present or future assets or revenues to secure any Relevant Indebtedness (as defined in the Terms and Conditions) of the Issuer, the Guarantor or any other subsidiary or associated company of the Guarantor unless the outstanding Notes are forthwith secured by the same Encumbrance or, at the option of the Issuer and the Guarantor, by such other security as the Noteholders by Extraordinary Resolution (as defined in the Trust Deed) may approve.

Conversion Period for the Notes ..	After 9 March 2004 up to and including the close of business (at the place where the certificate evidencing such Note is deposited for conversion) on 10 January 2006 or, if the Notes shall have been called for redemption before 9 February 2006, then up to the close of business (at the place aforesaid) on a date no later than seven business days prior to the date fixed for redemption thereof.
Conversion Price	HK$48.96 per Share, which will be subject to adjustment for, amongst other things, subdivision or consolidation of Shares, bonus issues, rights issues and other dilutive events. If all the Notes were converted at the initial conversion price, 117,442,810 Shares would be issuable on conversion.
Final Redemption	Unless previously redeemed, converted or purchased and cancelled in the circumstances referred to in the Terms and Conditions, the Notes will be redeemed on 9 February 2006 at 82.0 per cent. of their principal amount.
Redemption at the Option of the Issuer	On or at any time after 9 August 2004 and prior to the Maturity Date, the Issuer may redeem all but not some only of the Notes at the relevant Early Redemption Amount (as defined in the Terms and Conditions) together with accrued interest if (i) the closing price of the Shares (as derived from the Daily Quotations Sheet of the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange), for any 15 Trading Days out of the 30 consecutive Trading Days prior to the date upon which notice of such redemption is given was at least 120 per cent. of the Conversion Price in effect on such Trading Day; or (ii) at least 90 per cent. in principal amount of the Notes has already been converted, redeemed or purchased and cancelled.
Tax Redemption	The Issuer may redeem all, but not some only, of the Notes at the Early Redemption Amount together with accrued interest in the event of certain changes in Cayman Islands or Hong Kong taxation. See "Terms and Conditions of the Notes — Redemption, Purchase, Cancellation — Redemption for Taxation Reasons".
Redemption at the Option of the Noteholders	On 8 February 2005, the holder of each Note will have the right at such holder's option, to require the Issuer to redeem all or some only of the Notes at 92.00 per cent. of their principal amount together with accrued interest. See "Terms and Conditions of the Notes — Redemption, Purchase and Cancellation — Redemption at the Option of Noteholders".

as political developments, governmental regulations and changes in planning or tax laws, interest rate levels and inflation. Additional supply of new residential and office properties is also scheduled for completion over the next few years and such additional supply could also adversely affect residential and office rents and occupancy rates as well as sale prices for new residential units.

In addition, from time to time, and especially during the economic downturn in Asia which began in 1997, the Group has experienced pressure from existing and prospective commercial tenants to provide rent reductions or longer rent free periods than previously given. This has had an impact on the Group's rental income from its commercial property investments in the past and the recurrence of such market conditions in the future may have an adverse effect on the Group's business, operating results and financial condition.

Lease Renewals

The leases of the Group are typically entered into for two to three years for office and retail tenants occupying relatively small commercial floor space whereas slightly longer lease periods will apply for those tenants occupying relatively large space. Some of the Group's leases are up for renewal each year and the rents charged are typically adjusted based upon prevailing market rates. Accordingly, it is possible to have a concentration of renewal of leases or rent adjustments in a given year, and that a slowdown in the rental market in a given year could adversely affect the rental income of the Group.

Property Ownership and Development Considerations

Investment in property is generally illiquid, limiting the ability of an owner or a developer to convert property assets into cash at short notice or requiring a substantial reduction in the price that might otherwise be sought for such assets to ensure a quick sale.

The Group is subject to risks incidental to the ownership and operation of residential, industrial, office and related retail properties including, among other things, competition for tenants, changes in market rents, inability to renew leases or re-let space as existing leases expire, inability to collect rent from tenants due to bankruptcy or insolvency of tenants or otherwise, inability to dispose of major investment properties for the values at which they are recorded in the financial statements, increased operating costs and the need to renovate, repair and re-let space periodically and to pay the associated costs.

The Group's property development business involves significant risks distinct from those involved in the ownership and operation of established properties, among other things, the risks that financing for development may not be available on favourable terms, that construction may not be completed on schedule or within budget (for reasons including shortages of equipment, material and labour, work stoppages, interruptions resulting from inclement weather, unforeseen engineering, environmental and geological problems and unanticipated cost increases), that development may be affected by governmental regulations (including changes in building and planning regulations and delays or failure to obtain the requisite construction and occupancy approvals), and that developed properties may not be leased or sold on profitable terms and the risk that purchasers and/or tenants may default.

Effects of Property Revaluations

In accordance with Hong Kong GAAP, the Group values its investment properties annually in its balance sheet at their open market value on the basis of an external professional valuation. Any change in the valuation on a portfolio basis is charged or credited, as the case may be, to the investment property revaluation reserve. If this reserve becomes negative, the resulting deficit is charged to the consolidated income statement. A major or extended decline in property values could therefore result in an accounting loss for the Group and would increase the Group's leverage which may limit its ability to obtain additional financing in the future.

Conversion Period for the Notes ..	After 9 March 2004 up to and including the close of business (at the place where the certificate evidencing such Note is deposited for conversion) on 10 January 2006 or, if the Notes shall have been called for redemption before 9 February 2006, then up to the close of business (at the place aforesaid) on a date no later than seven business days prior to the date fixed for redemption thereof.
Conversion Price	HK$48.96 per Share, which will be subject to adjustment for, amongst other things, subdivision or consolidation of Shares, bonus issues, rights issues and other dilutive events. If all the Notes were converted at the initial conversion price, 117,442,810 Shares would be issuable on conversion.
Final Redemption	Unless previously redeemed, converted or purchased and cancelled in the circumstances referred to in the Terms and Conditions, the Notes will be redeemed on 9 February 2006 at 82.0 per cent. of their principal amount.
Redemption at the Option of the Issuer	On or at any time after 9 August 2004 and prior to the Maturity Date, the Issuer may redeem all but not some only of the Notes at the relevant Early Redemption Amount (as defined in the Terms and Conditions) together with accrued interest if (i) the closing price of the Shares (as derived from the Daily Quotations Sheet of the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange), for any 15 Trading Days out of the 30 consecutive Trading Days prior to the date upon which notice of such redemption is given was at least 120 per cent. of the Conversion Price in effect on such Trading Day; or (ii) at least 90 per cent. in principal amount of the Notes has already been converted, redeemed or purchased and cancelled.
Tax Redemption	The Issuer may redeem all, but not some only, of the Notes at the Early Redemption Amount together with accrued interest in the event of certain changes in Cayman Islands or Hong Kong taxation. See "Terms and Conditions of the Notes — Redemption, Purchase, Cancellation — Redemption for Taxation Reasons".
Redemption at the Option of the Noteholders	On 8 February 2005, the holder of each Note will have the right at such holder's option, to require the Issuer to redeem all or some only of the Notes at 92.00 per cent. of their principal amount together with accrued interest. See "Terms and Conditions of the Notes — Redemption, Purchase and Cancellation — Redemption at the Option of Noteholders".

Redemption upon Delisting or Material Asset Transfer .... A Noteholder shall have the right, at such Noteholder's option, to require the Issuer to redeem all or some only of such Noteholder's Notes at their Early Redemption Amount together with accrued interest, upon (i) the Shares ceasing to be listed or admitted to trading on the Hong Kong Stock Exchange; or (ii) the occurrence of a Material Asset Transfer (as defined in the Terms and Conditions) with respect to the Company. See "Terms and Conditions of the Notes — Redemption, Purchase and Cancellation, Redemption for Delisting or Material Asset Transfer".

Form and Registration of the Notes .... The Notes will be represented by beneficial interests in the Global Certificate, which will be registered in the name of a nominee of, and deposited on the Closing Date with a common depositary for, Euroclear and Clearstream. Beneficial interests in the Global Certificate will be shown on and transfers thereof will be effected only through records maintained by Euroclear and Clearstream. Except as described herein, certificates for Notes will not be issued in exchange for beneficial interests in the Global Certificate.

Governing Law .... Hong Kong law

Trustee .... HSBC Trustee (C.I.) Limited

Listing .... Application has been made to list the Notes as selectively marketed securities on the Hong Kong Stock Exchange.

The Shares are currently, and those Shares to be issued upon conversion of the Notes will be, listed on the Hong Kong Stock Exchange.

RISK FACTORS

Prior to making any investment decision, prospective investors should consider carefully all of the information in this Offering Circular, including the risks and uncertainties described below. The business, financial condition or results of operations of the Group could be materially adversely affected by any of these risks. Additional considerations and uncertainties not presently known to the Issuer or the Company, or which the Issuer or the Company currently deem immaterial, may also have an adverse effect on an investment in the Notes.

Risks Relating to the Group and its Business

Property Interests

The Group currently has interests in a number of properties including investment properties and development properties. The Group's financial condition and results of operations are largely dependent on these properties. See "Description of the Group — Business". The property interests of the Group are subject to certain risks inherent generally in the ownership of, investment in and development of property. These risks include the cyclical nature of property markets, changes in general economic, business and credit conditions, the illiquidity of land and other real property, changes in governmental policies or regulations, building material shortages and increases in the costs of labour and materials.

The Group's property interests are also affected by the strength of Hong Kong's economy. Economic developments outside Hong Kong, such as efforts by the PRC government to control inflation in the PRC, could also adversely affect the property market in Hong Kong. Historically, the Hong Kong property market has been a cyclical market. For example, Hong Kong residential property prices, after reaching record highs in the mid-1990s, fell significantly as a result of the Asian economic downturn and the local economic environment.

Hong Kong's volatile property market impacts on the best timing for both the acquisition of sites and the sale of completed development properties. This volatility, combined with the lead time required for completion of projects as well as the sale of existing properties, means that the Group's results from its property development activities may be susceptible to significant fluctuations from year to year. Furthermore, fluctuations in the Hong Kong property market will impact on the Group's balance sheet since the Group revalues its investment properties on an annual basis. See also "Effects of Property Revaluations" below.

Hong Kong Property Rentals and Values

The Group derives a substantial portion of its revenue and operating profits from its Hong Kong property investment activities and is consequently dependent on the state of the Hong Kong property market. Historically, the Hong Kong property market has been cyclical and Hong Kong property values have been affected by supply and demand of comparable properties, the rate of economic growth in Hong Kong and political and economic developments in the PRC.

In the latter part of 1996 and first three quarters of 1997, Hong Kong property prices and rents for residential, commercial and industrial properties increased significantly. Since then, rents and property values in Hong Kong have declined significantly as a result of the general economic downturn in Asia, the slowdown in the Hong Kong economy, the increase in supply of new properties, and high interest rates on Hong Kong dollar borrowings. There can be no assurance that rents and properties values will not decline or that interest rates will not rise in the future. Since 2001, the overall leasing market has slowed down, and the slowdown was further affected by the events of 11 September 2001 in the United States. In the event of further economic decline, the Group may experience market pressures that affect Hong Kong property companies, such as pressures from tenants or prospective tenants to provide rent reductions or reduced market prices for sale properties. Rental values are also affected by factors such

as political developments, governmental regulations and changes in planning or tax laws, interest rate levels and inflation. Additional supply of new residential and office properties is also scheduled for completion over the next few years and such additional supply could also adversely affect residential and office rents and occupancy rates as well as sale prices for new residential units.

In addition, from time to time, and especially during the economic downturn in Asia which began in 1997, the Group has experienced pressure from existing and prospective commercial tenants to provide rent reductions or longer rent free periods than previously given. This has had an impact on the Group's rental income from its commercial property investments in the past and the recurrence of such market conditions in the future may have an adverse effect on the Group's business, operating results and financial condition.

Lease Renewals

The leases of the Group are typically entered into for two to three years for office and retail tenants occupying relatively small commercial floor space whereas slightly longer lease periods will apply for those tenants occupying relatively large space. Some of the Group's leases are up for renewal each year and the rents charged are typically adjusted based upon prevailing market rates. Accordingly, it is possible to have a concentration of renewal of leases or rent adjustments in a given year, and that a slowdown in the rental market in a given year could adversely affect the rental income of the Group.

Property Ownership and Development Considerations

Investment in property is generally illiquid, limiting the ability of an owner or a developer to convert property assets into cash at short notice or requiring a substantial reduction in the price that might otherwise be sought for such assets to ensure a quick sale.

The Group is subject to risks incidental to the ownership and operation of residential, industrial, office and related retail properties including, among other things, competition for tenants, changes in market rents, inability to renew leases or re-let space as existing leases expire, inability to collect rent from tenants due to bankruptcy or insolvency of tenants or otherwise, inability to dispose of major investment properties for the values at which they are recorded in the financial statements, increased operating costs and the need to renovate, repair and re-let space periodically and to pay the associated costs.

The Group's property development business involves significant risks distinct from those involved in the ownership and operation of established properties, among other things, the risks that financing for development may not be available on favourable terms, that construction may not be completed on schedule or within budget (for reasons including shortages of equipment, material and labour, work stoppages, interruptions resulting from inclement weather, unforeseen engineering, environmental and geological problems and unanticipated cost increases), that development may be affected by governmental regulations (including changes in building and planning regulations and delays or failure to obtain the requisite construction and occupancy approvals), and that developed properties may not be leased or sold on profitable terms and the risk that purchasers and/or tenants may default.

Effects of Property Revaluations

In accordance with Hong Kong GAAP, the Group values its investment properties annually in its balance sheet at their open market value on the basis of an external professional valuation. Any change in the valuation on a portfolio basis is charged or credited, as the case may be, to the investment property revaluation reserve. If this reserve becomes negative, the resulting deficit is charged to the consolidated income statement. A major or extended decline in property values could therefore result in an accounting loss for the Group and would increase the Group's leverage which may limit its ability to obtain additional financing in the future.

Dependence on Business Segments

Around 26 per cent. and approximately 51 per cent. of the Group's turnover was derived from its investment properties and development properties respectively for the financial year ended 30 June 2003. Accordingly, the Group continues to be dependent, to a significant extent, on the overall state of the property sector and a decline in the performance of these business segments could adversely affect the Group's revenue.

Holding Company Structure

The Company is primarily a holding company and its ability to make payments in respect of the Guarantee of the Notes or to fund payments by the Issuer depends largely upon the receipt of dividends, distributions, interest or advances from its wholly or partly owned subsidiaries, its associated companies and the Group's jointly controlled entities. The ability of the subsidiaries and associated companies of the Company and the Group's jointly controlled entities to pay dividends and other amounts to the Company may be subject to their profitability and to applicable laws and to restrictions on the payment of dividends contained in financing or other agreements. Payments under the Guarantee are structurally subordinated to all existing and future liabilities and obligations of each of the Company's subsidiaries (other than the Issuer), its associated companies and the Group's jointly controlled entities. Claims of creditors of such companies will have priority as to the assets of such companies over the Company and its creditors, including holders of the Notes seeking to enforce the Guarantee.

Status of the Issuer

The Issuer, a wholly owned subsidiary of the Company, was established specifically for the purpose of issuing the Notes and will on-lend the net proceeds from the issue of the Notes to the Company. The Issuer does not and will not have any material assets other than amounts due to it from the Company in respect of such on-loan, and its ability to make payments under the Notes will depend on its receipt of timely payments by the Company in respect of such on-loan.

Severe Acute Respiratory Syndrome

From December 2002 to June 2003, the PRC, Hong Kong, Taiwan and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On 5 July 2003, the World Health Organization declared that SARS had been contained. In September 2003, December 2003 and January 2004, however, isolated new cases of SARS were reported in Asia. Any economic downturn as a result of another SARS outbreak may have an adverse effect on the overall level of business, productivity and growth in the affected areas. It may also disrupt the Group's business operations and consequently have an adverse effect on its financial condition and results of operations.

Risks Relating to the PRC

A certain portion of the Group's development projects and assets are located in the PRC and a certain portion of its revenue is derived from its operations in the PRC. Accordingly, the Group's results of operations and prospects are subject to the economic, political and legal developments in the PRC.

Economic, Political and Social Conditions in the PRC

The PRC economy differs from the economies of most developed countries in many respects, including:

- amount of government involvement;
- level of development;
- growth rate;
- control of foreign exchange; and
- allocation of resources.

While the PRC economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on the Group. For example, the Group's financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to it.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years, the PRC government has implemented measures emphasising the utilisation of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Property Investments in the PRC

The Group has investments in several joint venture companies formed to develop, own and/or operate property in the PRC. Development projects in the PRC are dependent on obtaining the approvals of a variety of governmental authorities at different levels, receipt of which cannot be assured. These development projects have been and may in the future be subject to certain risks, including the cyclical nature of property markets, changes in governmental regulations and economic policies, including, among other things, regulations and policies restricting construction of properties and buildings and related limitations on extensions of credit, building material shortages, increases in labour and material costs, changes in general economic and credit conditions and the illiquidity of land and other property. There can be no assurance that required approvals will be obtained or that the cost of the Group's developments will not exceed projected costs.

Although the Group generally seeks to maintain a sufficient level of control over the projects through ownership of a controlling interest and/or management in order to impose established financial control, management and supervisory techniques, property investment and development in the PRC may often involve the participation of local partners in the PRC, and joint ventures in the PRC may involve special risks or problems associated with joint venture partners, including, among other things, inconsistent business interests or one or more of the partners experiencing financial difficulties. Although the Group has not to date experienced any significant problems with respect to its joint venture partners, should such problems occur in the future they could have a material adverse effect on the business and prospects of the Group.

Risks Relating to the Notes

Lack of Public Market for the Notes

There can be no assurance as to the liquidity of the Notes or that an active trading market will develop. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the initial issue price depending on many factors, including prevailing interest rates, the Company's operations and the market for similar securities. The Lead Manager is not obliged to make a market in the Notes and any such market making, if commenced, may be discontinued at any time at the sole discretion of the Lead Manager. Although an application has been made to have the Notes listed on the Hong Kong Stock Exchange, no assurance can be given as to the liquidity of, or trading market for, the Notes.

Differences Between HK GAAP and IFRS

There may be less publicly available information about companies listed in Hong Kong such as the Company than is regularly made available by public companies in certain other countries. In addition, the Company's financial statements are prepared and presented in accordance with HK GAAP, which differ in certain significant respects from IFRS. See "Summary of Certain Differences Between HK GAAP and IFRS".

Potential Dilution of the Ownership Interest of Existing Shareholders

The conversion of some or all of the Notes will dilute the ownership interests of existing shareholders. Any sales in the public market of the Shares issuable upon such conversion could adversely affect prevailing market prices for the Shares. In addition, the existence of the Notes may encourage short selling of the Shares by market participants.

TERMS AND CONDITIONS OF THE NOTES

The following (subject to amendment) other than the words in italics is the text of the Terms and Conditions of the Notes which will appear on the reverse of each of the definitive certificates evidencing the Notes:

The issue of the HK$5,750,000,000 aggregate principal amount of 1% Guaranteed Convertible Notes due 2006 (the "Notes", which term shall include, unless the context requires otherwise, any further Notes issued in accordance with Condition 15 and consolidated and forming a single series therewith) of Henson International Finance Limited (the "Issuer") was authorised by a resolution of the Board of Directors of the Issuer passed on 29 January 2004 and the Guarantee (as defined in Condition 1(B)) of the Notes given by Henderson Land Development Company Limited (the "Company" or the "Guarantor") and the right of conversion into Shares (as defined in Condition 6(A)(v)) of the Company were authorised by a resolution of the Board of Directors of the Company passed on 29 January 2004. The Notes are constituted by the trust deed to be dated on or about 9 February 2004 (the "Trust Deed") made between the Issuer, the Company and HSBC Trustee (C.I.) Limited as trustee for the holders of the Notes (the "Trustee", which term shall, where the context so permits, include all other persons or companies for the time being acting as trustee or trustees under the Trust Deed) and are subject to the paying and conversion agency agreement to be dated on or about 9 February 2004 (the "Agency Agreement") with the Trustee, HSBC Bank plc as principal paying and conversion agent (the "Principal Agent") and as transfer agent and HSBC Private Bank (Jersey) Limited as registrar (the "Registrar") and the other paying, conversion and transfer agents appointed under it (each a "Paying Agent", "Conversion Agent", "Transfer Agent" and together with the Registrar and the Principal Agent, the "Agents") relating to the Notes. References to the "Principal Agent", "Registrar" and "Agents" below are references to the principal agent, registrar and agents for the time being for the Notes. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed. Unless otherwise defined, terms used in these Conditions have the meaning specified in the Trust Deed. Copies of the Trust Deed and of the Agency Agreement are available for inspection at the registered office of the Guarantor being at the date hereof at 6/F, World-Wide House, 19 Des Voeux Road Central, Hong Kong and at the specified offices of each of the Agents. The Noteholders are entitled to the benefit of the Trust Deed and are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Agency Agreement applicable to them.

1 Status and Guarantee

A. Status

The Notes and the Guarantee (as defined in Condition 1(B)) constitute direct, unsubordinated, unconditional and (subject to the provisions of Condition 4) unsecured obligations of the Issuer and the Company, respectively, and the Notes shall at all times rank *pari passu* and without any preference or priority among themselves. The payment obligations of the Issuer under the Notes shall, save for such exceptions as may be provided by applicable legislation and subject to Condition 4, at all times rank at least equally with all of its other present and future unsecured and unsubordinated obligations. The payment obligations of the Company under the Guarantee (as defined in Condition 1(B)) shall, save for such exceptions as may be provided by applicable legislation and subject to Condition 4, at all times rank at least equally with all of its other present and future unsecured and unsubordinated obligations.

B. Guarantee

The due payment of all sums expressed to be payable by the Issuer under the Trust Deed and the Notes has been unconditionally and irrevocably guaranteed by the Company. The obligations of the Company in that respect (the "Guarantee") are contained in the Trust Deed.

2 Form, Denomination and Title

A. Form and Denomination

The Notes are issued in registered form in the denomination of HK$10,000 each without coupons attached. A Note certificate (each a "Certificate") will be issued to each Noteholder in respect of its registered holding of Notes. Each Note and each Certificate will be numbered serially with an identifying number which will be recorded on the relevant Certificate and in the register of Noteholders which the Issuer will procure to be kept by the Registrar.

Upon issue, the Notes will be represented by the Global Certificate deposited with a common depositary for, and representing Notes registered in the name of a nominee of, Euroclear and Clearstream. The Conditions are modified by certain provisions contained in the Global Certificate.

B. Title

Title to the Notes passes only by transfer and registration in the register of Noteholders as described in Condition 3. The holder of any Note will (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the Certificate issued in respect of it) and no person will be liable for so treating the holder. In these Terms and Conditions "Noteholder" and (in relation to a Note) "holder" means the person in whose name a Note is registered.

3 Transfers of Notes; Issue of Certificates

A. Register

The Issuer will cause to be kept at the specified office (outside Hong Kong) of the Registrar and in accordance with the terms of the Agency Agreement a register on which shall be entered the names and addresses of the holders of the Notes and the particulars of the Notes held by them and of all transfers of the Notes (the "Register"). Each Noteholder shall be entitled to receive only one Certificate in respect of its entire holding of Notes.

B. Transfer

Subject to the Agency Agreement, a Note may be transferred by delivery of the Certificate issued in respect of that Note, with the form of transfer on the back duly completed and signed by the holder or his attorney duly authorised in writing, to the specified office (outside Hong Kong) of the Registrar or any of the Agents. No transfer of a Note will be valid unless and until entered on the Register.

Transfers of interests in the Notes evidenced by the Global Certificate will be effected in accordance with the rules of the relevant clearing systems.

C. Delivery of New Certificates

Each new Certificate to be issued upon a transfer of Notes will, within three business days of receipt by the Registrar or, as the case may be, any other relevant Agent of the form of transfer, be made available for collection at the specified office of the Registrar or such other relevant Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder entitled to the Notes (but free of charge to the holder) to the address specified in the form of transfer.

Except in the limited circumstances described herein (see "The Global Certificate"), owners of interests in the Notes will not be entitled to receive physical delivery of Certificates.

Where only part of a principal amount of the Notes (being that of one or more Notes) in respect of which a Certificate is issued is to be transferred or converted, a new Certificate in respect of the Notes not so transferred or converted will, within three business days of delivery of the original Certificate to the Registrar or other relevant Agent, be made available for collection at the specified office of the Registrar or such other relevant Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder of the Notes not so transferred or converted (but free of charge to the holder) to the address of such holder appearing on the Register.

For the purposes of Condition 3 and Condition 7, "business day" shall mean a day other than a Saturday or Sunday on which banks are open for business in the city in which the specified office of the Registrar (if a Certificate is deposited with it in connection with a transfer or conversion) or the Agent with whom a Certificate is deposited in connection with a transfer or conversion, is located.

D. Formalities Free of Charge

Registration of transfer of Notes will be effected without charge by or on behalf of the Issuer or any of the Agents, but upon payment (or the giving of such indemnity as the Issuer or any of the Agents may require) in respect of any tax or other governmental charges which may be imposed in relation to such transfer.

E. Closed Periods

No Noteholder may require the transfer of a Note to be registered (i) during the period of seven days ending on (and including) the dates for payment of any principal pursuant to the Conditions; (ii) after a Conversion Notice (as defined in Condition 6(B)) has been delivered with respect to a Note; or (iii) after a Put Exercise Notice (as defined in Condition 8(D)) has been deposited in respect of such Note.

F. Regulations

All transfers of Notes and entries on the register of Noteholders will be made subject to the detailed regulations concerning transfer of Notes scheduled to the Agency Agreement. The regulations may be changed by the Issuer, with the prior written approval of the Trustee and the Registrar. A copy of the current regulations will be mailed (free of charge) by the Registrar to any Noteholder who asks for one.

4 Negative Pledge

A. Negative Pledge

Each of the Issuer and the Guarantor undertakes that, so long as any of the Notes remains outstanding (as defined in the Trust Deed) or any amount is due under or in respect of any Note or otherwise under the Trust Deed, it will not, and will procure that none of its subsidiaries will, create or permit to subsist or arise any Encumbrance upon the whole or any part of their respective present or future assets or revenues to secure any Relevant Indebtedness of the Issuer, the Guarantor or any other subsidiary or associated company of the Guarantor unless the outstanding Notes are forthwith secured by the same Encumbrance or, at the option of the Issuer and the Guarantor, by such other security as the Noteholders by Extraordinary Resolution (as defined in the Trust Deed) may approve.

B. Interpretation

In these Conditions:

(i) any reference to an "Encumbrance" is to a mortgage, charge, pledge, lien or other encumbrance or security interest securing any obligation of any person;

(ii) any reference to "Relevant Indebtedness" is to any indebtedness in the form of or represented by debentures, loan stock, bonds, notes, bearer participation certificates, depository receipts, certificates of deposit or other similar securities or instruments or by bills of exchange drawn or accepted for the purpose of raising money which are, or are issued with the intention on the part of the issuer thereof that they should be, quoted, listed, ordinarily dealt in or traded on any stock exchange or over the counter or on any other securities market (whether or not initially distributed by way of private placement) but shall not include indebtedness under any secured transferable loan facility (which term shall for these purposes mean any agreement for or in respect of indebtedness for borrowed money entered into with one or more banks and/or financial institutions whereunder rights and (if any) obligations may be assigned and/or transferred); and

(iii) any reference to a "subsidiary" of the Issuer or the Guarantor is to a company the financial statements of which are, in accordance with applicable law and generally accepted accounting principles, consolidated with those of the Issuer or, as the case may be, the Guarantor.

5 Interest

The Notes bear interest from 9 February 2004 at the rate of 1.00 per cent per annum of the principal amount of the Notes. Interest is payable semi-annually in arrear on 9 August and 9 February in each year (each an "Interest Payment Date") commencing 9 August 2004. Each Note will cease to bear interest (a) (subject to Condition 6(B)(iv)) from and including the Interest Payment Date last preceding its Conversion Date (as defined below) (or if such Conversion Date falls on or before the first Interest Payment Date, the Closing Date) subject to conversion of the relevant Note in accordance with the provisions of Condition 6(B), or (b) from the due date for redemption thereof unless, upon surrender in accordance with Condition 8, payment of the full amount due is improperly withheld or refused or default is otherwise made in respect of any such payment. In such event, interest will continue to accrue at the rate aforesaid (after as well as before any judgment) up to but excluding the date on which all sums due in respect of any Note are received by or on behalf of the relevant holder. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year of twelve 30-day months. Interest payable under this Condition will be paid in accordance with Condition 7(A).

6 Conversion

A. Conversion Right

(i) *Conversion Period:* Subject as hereinafter provided, Noteholders have the right to convert their Notes into Shares at any time during the Conversion Period referred to below.

The right of a Noteholder to convert any Note into Shares is called the "Conversion Right". Subject to and upon compliance with, the provisions of this Condition, the Conversion Right attaching to any Note may be exercised, at the option of the holder thereof, at any time after 9 March 2004 up to the close of business (at the place where the Certificate evidencing such Note is deposited for conversion) on 10 January 2006 (but, except as provided in Condition 6(A)(iv), in no event thereafter) or if such Note shall have been called for redemption under Condition 8(B) or 8(C) before the Maturity Date, then up to the close of business (at the place aforesaid) on a date no later than seven business days (in the place aforesaid) prior to the date fixed for redemption thereof (the "Conversion Period").

The number of Shares to be issued on conversion of a Note will be determined by dividing the principal amount of the Note to be converted by the Conversion Price in effect at the Conversion Date (both as hereinafter defined). A Conversion Right may only be exercised in

respect of one or more Notes. If more than one Note held by the same holder is converted at any one time by the same holder, the number of Shares to be issued upon such conversion will be calculated on the basis of the aggregate principal amount of the Notes to be converted.

(ii) *Fractions of Shares:* Fractions of Shares will not be issued on conversion and no cash adjustments will be made in respect thereof. Notwithstanding the foregoing, in the event of a consolidation or re-classification of Shares by operation of law or otherwise occurring after 15 January 2004 which reduces the number of shares outstanding, the Company will upon conversion of Notes pay in cash (in Hong Kong dollars by means of a Hong Kong dollar cheque drawn on a bank in Hong Kong) a sum equal to such portion of the principal amount of the Note or Notes evidenced by the Certificate deposited in connection with the exercise of Conversion Rights as corresponds to any fraction of a Share not issued as a result of such consolidation or re-classification aforesaid if such sum exceeds HK$100.00.

(iii) *Conversion Price:* The price at which Shares will be issued upon conversion (the "Conversion Price") will initially be HK$48.96 per Share but will be subject to adjustment in the manner provided in Condition 6(C).

(iv) *Revival and/or survival after Default:* Notwithstanding the provisions of Condition 6(A)(i), if (a) the Issuer shall default in making payment in full in respect of any Note which shall have been called for redemption on the date fixed for redemption thereof, (b) any Note has become due and payable prior to the Maturity Date by reason of the occurrence of any of the events under Condition 10 or (c) any Note is not redeemed on the Maturity Date in accordance with Condition 8(A), the Conversion Right attaching to such Note will revive and/or will continue to be exercisable up to, and including, the close of business (at the place where the Certificate evidencing such Note is deposited for conversion) on the date upon which the full amount of the moneys payable in respect of such Note has been duly received by the Principal Agent or the Trustee and notice of such receipt has been duly given to the Noteholders and, notwithstanding the provisions of Condition 6(A)(i), any Note in respect of which the Certificate and Conversion Notice are deposited for conversion prior to such date shall be converted on the relevant Conversion Date (as defined below) notwithstanding that the full amount of the moneys payable in respect of such Note shall have been received by the Principal Agent or the Trustee before such Conversion Date or that the Conversion Period may have expired before such Conversion Date.

(v) *Meaning of "Shares":* As used in these Conditions, the expression "Shares" means ordinary shares of par value HK$2.00 each of the Company or shares of any class or classes resulting from any subdivision, consolidation or re-classification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of the Company.

B. Conversion Procedure

(i) *Conversion Notice:* To exercise the Conversion Right attaching to any Note, the holder thereof must complete, execute and deposit at his own expense during normal business hours at the specified office of any Conversion Agent a notice of conversion (a "Conversion Notice") in duplicate in the form (for the time being current) obtainable from the specified office of each Agent, together with the relevant Certificate and any amounts required to be paid by the Noteholder under Condition 6(B)(ii).

The conversion date in respect of a Note (the "Conversion Date") must fall at a time when the Conversion Right attaching to that Note is expressed in these Conditions to be exercisable (subject to the provisions of Condition 6(A)(iv) above) and will be deemed to be the Stock Exchange Business Day (as defined below) immediately following the date of the surrender of the Certificate in respect of such Note and delivery of such Conversion Notice and, if applicable, any payment to be made or indemnity given under these Conditions in connection with the exercise of such Conversion Right or, in the case of a conversion on redemption pursuant to Condition 6(F), the relevant date fixed for redemption. A Conversion Notice once delivered shall be irrevocable and may not be withdrawn unless the Issuer consents to such withdrawal. "Stock Exchange Business Day" means any day (other than a Saturday or Sunday) on which The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") or the Alternative Stock Exchange (as defined in Condition 6(C) below), as the case may be, is open for business.

(ii) *Stamp Duty etc.:* A Noteholder delivering a Certificate in respect of a Note for conversion or the Trustee (in the case of conversion on redemption pursuant to Condition 6(F)) must pay (in the case of the Trustee, by way of deduction from the net proceeds of sale referred to in Condition 6(F)) to the relevant Conversion Agent any taxes and capital, stamp, issue and registration duties arising on conversion (other than any taxes or capital or stamp duties payable in the Cayman Islands, Hong Kong and, if relevant, in the place of the Alternative Stock Exchange, by the Company in respect of the allotment and issue of Shares and listing of the Shares on the Hong Kong Stock Exchange on conversion) (the "Taxes") and such Noteholder or the Trustee (as the case may be) must pay (in the case of the Trustee, by way of deduction from the net proceeds of sale as aforesaid) all, if any, taxes arising by reference to any disposal or deemed disposal of a Note in connection with such conversion. The Company will pay all other expenses arising on the issue of Shares on conversion of Notes. The Noteholder (and, if applicable, the person other than the Noteholder to whom the Shares are to be issued) must provide the Agent with details of the relevant tax authorities to which the Agent must pay monies received in settlement of Taxes payable pursuant to this Condition 6(B)(ii). The Agent is under no obligation to determine whether a Noteholder is liable to pay any Taxes including stamp, issue, registration or similar taxes and duties or the amounts payable (if any) in connection with this Condition 6(B)(ii).

(iii) *Registration:* As soon as practicable, and in any event not later than seven days after the Conversion Date, the Company will, in the case of Notes converted on exercise of the Conversion Right and in respect of which a duly completed Conversion Notice has been delivered and the relevant Certificate and amounts payable by the relevant Noteholder deposited as required by sub-paragraphs (i) and (ii), register the person or persons designated for the purpose in the Conversion Notice (or, in the case of Notes converted in accordance with Condition 6(F), the Trustee or its nominee) as holder(s) of the relevant number of Shares in the Company's share register and will, if the Noteholder (or in the case of Notes converted in accordance with Condition 6(F), the Trustee or its nominee) has also requested in the Conversion Notice, take all necessary action to procure that Shares are delivered through the Central Clearing and Settlement System of Hong Kong for so long as the Shares are listed on the Hong Kong Stock Exchange; or will make such certificate or certificates available for collection at the office of the Company's share registrar in Hong Kong (currently Computershare Hong Kong Investor Services Ltd.) notified to Noteholders in accordance with Condition 16 or, if so requested in the relevant Conversion Notice, will cause its share registrar to mail (at the risk, and, if sent at the request of such person otherwise than by ordinary mail, at the expense, of the person to whom such certificate or certificates are sent) such certificate or certificates to the person and at the place specified in the Conversion Notice, together (in either case) with any other securities, property or cash required to be delivered upon conversion and such assignments and other documents (if any) as may be required by law to effect the transfer thereof.

If the Conversion Date in relation to any Note shall be on or after a date with effect from which an adjustment to the Conversion Price takes retroactive effect pursuant to any of the provisions referred to in Condition 6(C) and the Trust Deed and the relevant Registration Date (as defined below) falls on a date when the relevant adjustment has not yet been reflected in the then current Conversion Price, the provisions of this sub-paragraph (iii) shall be applied *mutatis mutandis* to such number of Shares as is equal to the excess of the number of Shares which would have been required to be issued on conversion of such Note if the relevant retroactive adjustment had been given effect as at the said Registration Date over the number of Shares previously issued (or which the Company was previously bound to issue) pursuant to such conversion.

The person or persons specified for that purpose will become the holder of record of the number of Shares issuable upon conversion with effect from the date he is or they are registered as such in the Company's register of members (the "Registration Date"). The Shares issued upon conversion of the Notes will in all respects rank *pari passu* with the Shares in issue on the relevant Registration Date. Save as set out in these Conditions, a holder of Shares issued on conversion of Notes shall not be entitled to any rights the record date for which precedes the relevant Registration Date.

If the record date for the payment of any dividend or other distribution in respect of the Shares is on or after the Conversion Date in respect of any Note, but before the Registration Date (disregarding any retroactive adjustment of the Conversion Price referred to in this sub-paragraph (iii) prior to the time such retroactive adjustment shall have become effective), the Company will pay to the converting Noteholder or his designee an amount (the "Equivalent Amount") equal to any such dividend or other distribution to which he would have been entitled had he on that record date been such a shareholder of record and will make the payment at the same time as it makes payment of the dividend or other distribution, or as soon as practicable thereafter, but, in any event, not later than seven days thereafter. The Equivalent Amount shall be paid by means of a Hong Kong dollar cheque drawn on a bank in Hong Kong and sent to the address specified in the relevant Conversion Notice.

(iv) *Interest accrual:* If any notice requiring the redemption of any Notes is given pursuant to Condition 8(B) or Condition 8(C) during the period beginning on the fifteenth day prior to the record date in respect of any dividend payable in respect of the Shares and ending on the Interest Payment Date next following such record date, where such notice specifies a date for redemption falling on or prior to the date which is 14 days after such next following Interest Payment Date, interest shall (subject as hereinafter provided) accrue on Notes where Certificates have been delivered for conversion and in respect of which the Conversion Date falls after such record date and on or prior to the Interest Payment Date next following such record date from the preceding Interest Payment Date (or, if the relevant Conversion Date falls on or before the first Interest Payment Date, from, and including, 9 February 2004 to, but excluding, the relevant Conversion Date); provided that no such interest shall accrue on any Note in the event that the Shares issued on conversion thereof shall carry an entitlement to receive such dividend or in the event the Note carries an entitlement to receive an Equivalent Amount. Any such interest shall be paid not later than 14 days after the relevant Conversion Date by Hong Kong dollar cheque drawn on, or by transfer to a Hong Kong dollar account maintained by the payee with, a bank in Hong Kong, in accordance with instructions given by the relevant Noteholder.

C. Adjustments to Conversion Price

The Conversion Price will be subject to adjustment in the following events as set out in the Trust Deed:

(1) *Consolidation, Subdivision or Reclassification:* If and whenever there shall be an alteration to the nominal value of the Shares as a result of consolidation, subdivision or reclassification, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such alteration by the following fraction:

$$\frac{A}{B}$$

Where:

A is the nominal amount of one Share immediately after such alteration; and

B is the nominal amount of one Share immediately before such alteration.

Such adjustment shall become effective on the date the alteration takes effect.

(2) *Capitalisation of Profits or Reserves:*

(i) If and whenever the Company shall issue any Shares credited as fully paid to the Shareholders by way of capitalisation of profits or reserves (including any share premium account) including, Shares paid up out of distributable profits or reserves and/or share premium account issued, save where Shares are issued in lieu of the whole or any part of a specifically declared cash dividend (the "Relevant Cash Dividend"), being a dividend which the Shareholders concerned would or could otherwise have received (a "Scrip Dividend") and which would not have constituted a Capital Distribution, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue by the following fraction:

$$\frac{A}{B}$$

Where:

A is the aggregate nominal amount of the issued Shares immediately before such issue; and

B is the aggregate nominal amount of the issued Shares immediately after such issue.

(ii) In the case of an issue of Shares by way of a Scrip Dividend where the Current Market Price of such Shares exceeds 105 per cent. of the amount of the Relevant Cash Dividend or the relevant part thereof and which would not have constituted a Capital Distribution, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the issue of such Shares by the following fraction:

$$\frac{A + B}{A + C}$$

Where:

A is the aggregate nominal amount of the issued Shares immediately before such issue;

B is the aggregate nominal amount of Shares issued by way of such Scrip Dividend multiplied by a fraction of which (i) the numerator is the amount of the whole, or the relevant part, of the Relevant Cash Dividend and (ii) the denominator is the Current Market Price of the Shares issued by way of Scrip Dividend in respect of each existing Share in lieu of the whole, or the relevant part, of the Relevant Cash Dividend; and

C is the aggregate nominal amount of Shares issued by way of such Scrip Dividend;

or by making such other adjustment as a leading independent investment bank of international repute (acting as expert), selected by the Company and approved in writing by the Trustee, shall certify to the Trustee is fair and reasonable.

Such adjustment shall become effective on the date of issue of such Shares or if a record date is fixed therefor, immediately after such record date.

(3) *Capital Distribution:* If and whenever the Company shall pay or make any Capital Distribution to the Shareholders (except where the Conversion Price falls to be adjusted under Condition 6(C)(2) above), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such Capital Distribution by the following fraction:

$$\frac{A - B}{A}$$

Where:

A is the Current Market Price of one Share on the last Trading Day preceding the date on which the Capital Distribution is publicly announced; and

B is the Fair Market Value on the date of such announcement, as determined in good faith by a leading independent investment bank of international repute (acting as expert), selected by the Company and approved in writing by the Trustee, of the portion of the Capital Distribution attributable to one Share.

Such adjustment shall become effective on the date that such Capital Distribution is actually made. For the avoidance of doubt, when the Capital Distribution is by means of distribution of Excess Dividend, only such portion of cash dividend or distribution which exceeds the 2.0 per cent. basis referred to in the definition of Excess Dividend (the "excess portion") shall be regarded as Capital Distribution and only the excess portion shall be taken into account by such leading independent investment bank in determining the Fair Market Value of the portion of the Capital Distribution attributable to one Share.

(4) *Rights Issues of Shares or Options over Shares:* If and whenever the Company shall issue Shares to all or substantially all Shareholders as a class by way of rights, or issue or grant to all or substantially all Shareholders as a class by way of rights, of options, warrants or other rights to subscribe for or purchase any Shares, in each case at less than 95 per cent. of the Current Market Price per Share on the last Trading Day preceding the date of the announcement of the terms of the issue or grant, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue or grant by the following fraction:

$$\frac{A + B}{A + C}$$

Where:

A is the number of Shares in issue immediately before such announcement;

B is the number of Shares which the aggregate amount (if any) payable for the Shares issued by way of rights or for the options or warrants or other rights issued by way of rights and for the total number of Shares comprised therein would purchase at such Current Market Price per Share; and

C is the aggregate number of Shares issued or, as the case may be, comprised in the grant.

Such adjustment shall become effective on the date of issue of such Shares or issue or grant of such options, warrants or other rights (as the case may be).

(5) *Rights Issues of Other Securities:* If and whenever the Company shall issue any securities (other than Shares or options, warrants or other rights to subscribe or purchase Shares) to all or substantially all Shareholders as a class by way of rights or grant to all or substantially all Shareholders as a class by way of rights, of options, warrants or other rights to subscribe for or purchase any securities (other than Shares or options, warrants or other rights to subscribe or purchase Shares), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue or grant by the following fraction:

$$\frac{A - B}{A}$$

Where:

A is the Current Market Price of one Share on the last Trading Day preceding the date on which such issue or grant is publicly announced; and

B is the Fair Market Value on the date of such announcement, as determined in good faith by a leading independent investment bank of international repute (acting as expert), selected by the Company and approved in writing by the Trustee, of the portion of the rights attributable to one Share.

Such adjustment shall become effective on the date of issue of the securities or grant of such rights, options or warrants (as the case may be).

(6) *Issues at less than Current Market Price:* If and whenever the Company shall issue any Shares (other than Shares issued on the exercise of Conversion Rights or on the exercise of any other rights of conversion into, or exchange or subscription for, Shares) or the issue or grant of options, warrants or other rights to subscribe or purchase Shares in each case at a price per Share which is less than 95 per cent. of the Current Market Price on the last Trading Day preceding the date of announcement of the terms of such issue, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue by the following fraction:

$$\frac{A + B}{C}$$

Where:

A is the number of Shares in issue immediately before the issue of such additional Shares or the grant of such options, warrants or other rights to subscribe for or purchase any Shares;

B is the number of Shares which the aggregate consideration receivable for the issue of such additional Shares would purchase at such Current Market Price per Share; and

C is the number of Shares in issue immediately after the issue of such additional Shares.

References to additional Shares in the above formula shall, in the case of an issue by the Company of options, warrants or other rights to subscribe or purchase Shares, mean such Shares to be issued assuming that such options, warrants or other rights are exercised in full at the initial exercise price on the date of issue of such options, warrants or other rights.

Such adjustment shall become effective on the date of issue of such additional Shares or, as the case may be, the issue of such options, warrants or other rights.

(7) *Other Issues at less than Current Market Price:* Save in the case of an issue of securities arising from a conversion or exchange of other securities in accordance with the terms applicable to such securities themselves falling within this Condition 6(C)(7), if and whenever the Company or any of its subsidiaries (otherwise than as mentioned in Conditions 6(C)(4), 6(C)(5) or 6(C)(6)), or (at the direction or request of or pursuant to any arrangements with the Company or any of its subsidiaries) any other company, person or entity shall issue any securities (other than the Notes) which by their terms of issue carry rights of conversion into, or exchange or subscription for, Shares to be issued by the Company on conversion, exchange or subscription at a consideration per Share which is less than 95 per cent. of the Current Market Price on the last Trading Day preceding the date of announcement of the terms of issue of such securities, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue by the following fraction:

$$\frac{A + B}{A + C}$$

Where:

A is the number of Shares in issue immediately before such issue;

B is the number of Shares which the aggregate consideration receivable by the Company for the Shares to be issued on conversion or exchange or on exercise of the right of subscription attached to such securities would purchase at such Current Market Price per Share; and

C is the maximum number of Shares to be issued on conversion or exchange of such securities or on the exercise of such rights of subscription attached thereto at the initial conversion, exchange or subscription price or rate.

Such adjustment shall become effective on the date of issue of such securities.

(8) *Modification of Rights of Conversion etc.:* If and whenever there shall be any modification of the rights of conversion, exchange or subscription attaching to any such securities as are mentioned in Condition 6(C)(7) (other than in accordance with the terms of such securities) so that the consideration per Share (for the number of Shares available on conversion, exchange or subscription following the modification) is less than 95 per cent. of the Current Market Price on the last Trading Day preceding the date of announcement of the proposals for such modification, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such modification by the following fraction:

$$\frac{A + B}{A + C}$$

Where:

A is the number of Shares in issue immediately before such modification;

B is the number of Shares which the aggregate consideration receivable by the Company for the Shares to be issued on conversion or exchange or on exercise of the right of subscription attached to the securities so modified would purchase at such Current Market Price per Share or, if lower, the existing conversion, exchange or subscription price; and

C is the maximum number of Shares to be issued on conversion or exchange of such securities or on the exercise of such rights of subscription attached thereto at the modified conversion, exchange or subscription price or rate but giving credit in such manner as a leading independent investment bank of international repute (acting as expert), selected by the Company and approved in writing by the Trustee, consider appropriate (if at all) for any previous adjustment under this Condition 6(C)(8) or Condition 6(C)(7).

Such adjustment shall become effective on the date of modification of the rights of conversion, exchange or subscription attaching to such securities.

(9) *Other Offers to Shareholders:* If and whenever the Company or any of its subsidiaries or (at the direction or request of or pursuant to any arrangements with the Company or any of its subsidiaries) any other company, person or entity issues, sells or distributes any securities in connection with which an offer to which the Shareholders generally are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Conversion Price falls to be adjusted under Condition 6(C)(4), Condition 6(C)(5) or Condition 6(C)(6)), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue by the following fraction:

$$\frac{A - B}{A}$$

Where:

A is the Current Market Price of one Share on the last Trading Day preceding the date on which such issue is publicly announced; and

B is the Fair Market Value on the date of such announcement, as determined in good faith by a leading independent investment bank of international repute (acting as expert), selected by the Company and approved in writing by the Trustee, of the portion of the rights attributable to one Share.

Such adjustment shall become effective on the date of issue of the securities.

(10) *Other Events:* If the Company determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in this Condition 6, the Company shall, at its own expense, consult a leading independent investment bank of international repute (acting as expert), selected by the Company and approved in writing by the Trustee, to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof, if the adjustment would result in a reduction in the Conversion Price, and the date on which such adjustment should take effect and upon such determination by the independent investment bank such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that where the circumstances giving rise to any adjustment pursuant to this Condition 6 have already resulted or will result in an adjustment to the Conversion Price or where the circumstances giving rise to any adjustment arise by virtue of circumstances which have already given rise or will give rise to an adjustment to the Conversion Price, such modification (if any) shall be made to the operation of the provisions of this Condition 6 as may be advised by the independent investment bank to be in their opinion appropriate to give the intended result.

For the purposes of these Conditions

"Alternative Stock Exchange" means at any time, in the case of the Shares, if they are not at that time listed and traded on the Hong Kong Stock Exchange, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in.

"Average Closing Price" is the arithmetic average of the Closing Price per Share for each Trading Day during the Relevant Period.

"Capital Distribution" means (a) any distribution of assets in specie by the Company for any financial period (whenever paid or made and however described) but excluding a distribution of assets in specie in lieu of, and to a value not exceeding, a cash dividend which would not have constituted a Capital Distribution under (b) below (and for these purposes a distribution of assets in specie includes without limitation an issue of shares or other securities credited as fully or partly paid (other than Shares credited as fully paid) by way of capitalisation of reserves); and (b) any cash dividend or distribution of any kind (excluding any dividend or distribution to the extent that it is not an Excess Dividend) to all holders of Shares then by the Company for any financial period (whenever paid and however described) unless:

(i) (and to the extent that) in the case of a distribution in specie only it does not, when taken together with any other dividend or distribution previously made or paid in respect of all periods after 30 June 2003, exceed the aggregate of the consolidated net profits for such periods (less the aggregate of any consolidated net losses) attributable to shareholders after deducting minority interests and preference dividends (if any) but (a) deducting any amounts in respect of any asset previously credited to the Company's reserves (in respect of any period or date up to and including 30 June 2003) pursuant to any revaluation of such asset, where amounts arising on the disposal of such asset have contributed to such profits and (b) deducting any exceptional and extraordinary items, (and for the avoidance of doubt after excluding any amount arising as a result of any reduction in registered capital, share premium account or capital redemption reserve), in each case calculated by reference to the audited consolidated profit and loss accounts for such periods of the Company and its subsidiaries, or

(ii) it comprises a purchase or redemption of Shares by or on behalf of the Company (or a purchase of Shares by or on behalf of a subsidiary of the Company), where the weighted average price (before expenses) on any one day in respect of such purchases does not exceed the Current Market Price of the Shares as published in the Daily Quotation Sheet of the Hong Kong Stock Exchange or the equivalent quotation sheet of an Alternative Stock Exchange, as the case may be, by more than 5 per cent. either (1) on that date, or (2) where an announcement has been made of the intention to purchase Shares at some future date at a specified price, on the Trading Day immediately preceding the date of such announcement and, if in the case of either (1) or (2), the relevant day is not a Trading Day, the immediately preceding Trading Day.

In making any such calculation, such adjustments (if any) shall be made as a leading independent investment bank of international repute (acting as expert) selected by the Company and approved by the Trustee may consider appropriate to reflect (a) any consolidation or subdivision of the Shares, (b) issues of Shares by way of capitalisation of profits or reserves, or any like or similar event or (c) the modification of any rights to dividends of Shares.

"Closing Price" for the Shares for any Trading Day shall be the price published in the Daily Quotation Sheet published by the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange for such day.

"Current Market Price" means, in respect of a Share at a particular date, the average of the closing prices published in the Daily Quotation Sheet of the Hong Kong Stock Exchange or the equivalent quotation sheet of an Alternative Stock Exchange for one Share (being a Share carrying full entitlement to dividend) for the five consecutive Trading Days ending on the Trading Day immediately preceding such date, provided that if at any time during the said five Trading Day period the Shares shall have been quoted ex-dividend and during some other part of that period the Shares shall have been quoted cum-dividend then:

(i) if the Shares to be issued in such circumstances do not rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share; or

(ii) if the Shares to be issued in such circumstances rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount;

and provided further that if the Shares on each of the said five Trading Days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Shares to be issued do not rank for that dividend, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share.

"Excess Dividend" occurs if, at the relevant date of determination, the total amount of:

(a) any cash dividends paid or declared by the Company on the Shares; and

(b) all other cash dividends paid or declared on the Shares in the period beginning on the day immediately after the prior anniversary of the relevant date of determination (other than any dividend or portion thereof previously deemed to be an Excess Dividend or a Capital Distribution in respect of which an adjustment was made to the Conversion Price) (the "previous dividends"), except that where the date of announcement or payment for dividends for two different fiscal years has occurred in such period, such dividends relating to the earlier fiscal year will be disregarded for the purpose of determining the previous dividends

exceeds on a per Share basis 2.0 per cent. of the Average Closing Price (as defined herein) of the Shares during the Relevant Period (as defined below). For the avoidance of doubt, all amounts are on a per Share basis.

"Fair Market Value" means, with respect to any assets, security, option, warrants or other right on any date, the fair market value of that asset, security, option, warrant or other right as determined by a leading independent investment bank of international repute (acting as expert) selected by the Company and approved in writing by the Trustee, provided that (i) the fair market value of a cash dividend paid or to be paid per Share shall be the amount of such cash dividend per Share determined as at the date of announcement of such dividend; (ii) where options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by such investment banks) the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five trading days on the relevant market commencing on the first such trading day such options, warrants or other rights are publicly traded.

"Relevant Period" means the period beginning on the 30th Trading Day prior to the Trading Day (the "relevant Trading Day") immediately preceding the date on which the Shares are quoted ex-dividend on the Hong Kong Stock Exchange in respect of the cash dividend which caused the adjustment to the Conversion Price pursuant to Condition 6(c)(3) and ending on the relevant Trading Day.

"Trading Day" means a day when the Hong Kong Stock Exchange or, as the case may be an Alternative Stock Exchange is open for dealing business, provided that if no closing price is reported in respect of the relevant Shares on the Hong Kong Stock Exchange or, as the case may be the Alternative Stock Exchange for one or more consecutive dealing days such day or days will be disregarded in any relevant calculation and shall be deemed not to have existed when ascertaining any period of dealing days.

On any adjustment, the relevant Conversion Price, if not an integral multiple of one Hong Kong cent, shall be rounded down to the nearest Hong Kong cent. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made, and any amount by which the Conversion Price has not been rounded down, shall be carried forward and taken into account in any subsequent adjustment. Notice of any adjustment shall be given to Noteholders in accordance with Condition 16 as soon as practicable after the determination thereof.

The Conversion Price may not be reduced so that, on conversion of Notes, Shares would fall to be issued at a discount to their par value.

Where more than one event which gives or may give rise to an adjustment to the Conversion Price occurs within such a short period of time that in the opinion of an independent investment bank of international repute (acting as expert), selected by the Company and approved in writing by the Trustee, the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by such independent investment bank to be in their opinion appropriate in order to give such intended result.

No adjustment will be made to the Conversion Price when Shares or other securities (including rights or options) are issued, offered or granted to employees (including directors) of the Company or any subsidiary of the Company pursuant to any Employee Share Scheme (as defined in the Trust Deed) (and which Employee Share Scheme is in compliance with the listing rules of the Hong Kong Stock Exchange, or, if applicable, those of an Alternative Stock Exchange).

No adjustment involving an increase in the Conversion Price will be made, except in the case of a consolidation of the Shares as referred to in Condition 6(C)(1) above.

The Trustee shall not be under any duty to monitor whether any event or circumstance has happened or exists which may require an adjustment to be made to the Conversion Price and will not be responsible to Noteholders for any loss arising from any failure by it to do so.

D. Undertakings

The Company has undertaken in the Trust Deed, *inter alia*, that so long as any Note remains outstanding, save with the approval of an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders:

(i) it will use its reasonable endeavours (a) to maintain a listing for all the issued Shares on the Hong Kong Stock Exchange, and (b) to obtain and maintain a listing for all the Shares issued on the exercise of the Conversion Rights attaching to the Notes on the Hong Kong Stock Exchange, and if the Company is unable to obtain or maintain such listing, to use it best endeavours to obtain and maintain a listing for all the issued Shares on an Alternative Stock Exchange as the Company may from time to time determine and will forthwith give notice to the Noteholders in accordance with Condition 16 below of the listing or delisting of the Shares (as a class) by any of such stock exchange;

(ii) it will pay the expenses of the issue of, and all expenses of obtaining listing for, Shares arising on conversion of the Notes;

(iii) the Issuer shall remain a direct or indirect wholly-owned subsidiary of the Company; and

(iv) it will procure that the Issuer will not carry on any business activity whatsoever other than in connection with the Notes (which shall, for the avoidance of doubt, include the on-lending of the proceeds of the issue of the Notes to the Company or any of the Company's subsidiaries) and, in particular, will not incur any indebtedness (other than to the Company) or make any issue of bonds, debentures, notes or other debt securities of any kind other than the Notes.

The Company has also given certain other undertakings in the Trust Deed for the protection of the Conversion Rights.

E. Notice of Change in Conversion Price

The Issuer shall give notice to the Noteholders in accordance with Condition 16 of any change in the Conversion Price. Any such notice relating to a change in the Conversion Price shall set forth the event giving rise to the adjustment, the Conversion Price prior to such adjustment, the adjusted Conversion Price and the effective date of such adjustment.

F. Conversion by the Trustee

The Trustee may, in its absolute discretion (and without any responsibility for any loss occasioned thereby), within the period commencing on the date five days immediately prior to, and ending at the close of business on the business day in Hong Kong immediately prior to, the date fixed for redemption from time to time of any of the Notes under Condition 8(B) or 8(C), elect (on behalf of the relevant Noteholders) by notice in writing to the Issuer to exercise the Conversion Rights in respect of the Notes due for redemption on such date (the "Exercise Date") and in respect of which Conversion Rights have not previously been exercised by Noteholders ("Unexercised Notes") at the Conversion Price applicable on the Conversion Date, provided that (i) all (if any) necessary consents have been obtained; and (ii) the Trustee is satisfied or is advised by an independent investment bank of international repute (acting as expert) appointed by the Trustee at the expense of the Issuer that the net proceeds of an immediate sale of the Shares arising from such conversion, disregarding any liability (other than a liability of the Trustee) to taxation or the payment of any capital, stamp, transfer, issue or registration duties consequent thereon), together in each case with any other amount payable by the Issuer in respect of such exercise, would be likely to exceed by 15 per cent. or more of the principal amount of the Notes and accrued interest thereon which would otherwise be payable on redemption in respect of such Unexercised Notes; and (iii) the Unexercised Notes constitute no more than 10 per cent. of the principal amount of Notes initially issued.

All of the Shares delivered, or to be delivered, on such conversion shall be sold by, or on behalf of, the Trustee as soon as practicable, and (subject to any necessary consents being obtained, and to the deduction by the Trustee of any amount which it determines to be payable in respect of its liability to taxation and the payment of any capital, stamp, transfer, issue or registration duties (if any) and any costs incurred by the Trustee in connection with the transfer, delivery and sale thereof) the net proceeds of sale together with accrued interest (if any) payable under Condition 6B(iv), and any cash in lieu of fractions and any other amount payable by the Issuer in respect of the relevant exercise in respect of the Unexercised Notes shall be held by the Trustee and distributed rateably to the holders of such Unexercised Notes.

The Trustee shall have no liability in respect of the exercise or non-exercise of its discretion pursuant to this Condition 6(F) or the timing of such exercise or in respect of any such sale of Shares whether for the timing of any such sale or the price at which any such Shares are sold, or the inability to sell any such Shares or otherwise.

7 Payments

A. Principal and Interest

Payment of principal and interest will be made by transfer to the registered account of the Noteholder or by Hong Kong dollar cheque drawn on a bank in Hong Kong mailed to the registered address of the Noteholder in accordance with Condition 16 if it does not have a registered account. Payment of principal will only be made after surrender of the relevant Certificate at the specified office of any of the Agents.

Interest on Notes due on an Interest Payment Date will be paid on the due date for the payment of interest to the holder shown on the Register at the close of business on the fifteenth day before the due date for the payment of interest (the "Interest Period Date").

References in these Conditions, the Trust Deed and the Agency Agreement to principal in respect of any Note shall, where the context so permits, be deemed to include a reference to any premium payable thereon.

B. Registered Accounts

For the purposes of this Condition, a Noteholder's registered account means the Hong Kong dollar account maintained by or on behalf of it with a bank in Hong Kong, details of which appear on the Register at the close of business on the second business day (as defined below) before the due date for payment, and a Noteholder's registered address means its address appearing on the Register at that time.

C. Fiscal Laws

All payments are subject in all cases to any applicable laws and regulations in the place of payment, but without prejudice to the provisions of Condition 9. No commissions or expenses shall be charged to the Noteholders in respect of such payments.

D. Payment Initiation

Where payment is to be made by transfer to a registered account, payment instructions (for value on the due date or, if it is not a business day (as defined below), for value on the first following day which is a business day) will be initiated and, where payment is to be made by cheque, the cheque will be mailed (at the risk and, if mailed at the request of the holder otherwise than by ordinary mail, expense of the holder) on the due date for payment (or, if it is not a business day, the immediately following business day) or, in the case of a payment of principal, if later, on the business day on which the relevant Certificate is surrendered at the specified office of an Agent.

E. Default Interest and Delay In Payment

If the Issuer, or the Company, as the case may be, fails to pay any sum in respect of the Notes when the same becomes due and payable under these Conditions, interest shall accrue on the overdue sum at the rate of 5 per cent. per annum from the due date. Such default interest shall accrue on the basis of the actual number of days elapsed and a 360-day year.

Noteholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a business day, if the Noteholder is late in surrendering its Certificate (if required to do so) or if a cheque mailed in accordance with this Condition arrives after the due date for payment.

F. *Business Day*

In this Condition, "business day" means a day other than a Saturday or Sunday on which commercial banks are open for business in Hong Kong and, in the case of the surrender of a Certificate, in the place where the Certificate is surrendered. If an amount which is due on the Notes is not paid in full, the Registrar will annotate the Register with a record of the amount (if any) in fact paid.

8 Redemption, Purchase and Cancellation

A. *Maturity*

Unless previously redeemed, converted or purchased and cancelled as provided herein, the Issuer will redeem each Note at 82.0 per cent. of its principal amount on 9 February 2006 (the "Maturity Date"). The Issuer may not redeem the Notes at its option prior to that date except as provided in Condition 8(B) or Condition 8(C) below (but without prejudice to Condition 9).

B. *Redemption at the Option of the Issuer*

On or at any time after 9 August 2004 and prior to the Maturity Date, the Issuer may, having given not less than 30 nor more than 60 days' notice to the Noteholders, the Trustee and the Principal Paying Agent (which notice will be irrevocable), redeem all and not some only of the Notes at a redemption price equal to the Early Redemption Amount on the Redemption Date, together with interest accrued to the Redemption Date, provided, however, that no such redemption may be made unless (i) the closing price of the Shares (as derived from the Daily Quotations Sheet of the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange), for any 15 Trading Days out of the 30 consecutive Trading Days prior to the date upon which notice of such redemption is given was at least 120 per cent. of the Conversion Price in effect on such Trading Day or (ii) at least 90 per cent. in principal amount of the Notes has already been converted, redeemed or purchased and cancelled.

The "Early Redemption Amount" of each Note means an amount rounded up to the nearest Hong Kong cent, determined in accordance with the following formula:

$$\text{Early Redemption Amount} = \text{HK\$10,000} + \text{HK\$10,000} \times (\text{Redemption Price less } 100\%) \times \frac{\text{Days Outstanding}}{\text{Calculation Period}}$$

Where:

"Redemption Price" means

92% with respect to a date for redemption falling in the period from 9 February 2004 to the Put Option Date (as defined in Condition 8(E)) ("Period A")

82% with respect to a date for redemption falling in the period from 9 February 2005 to the Maturity Date ("Period B")

"Calculation Period" means

360 days with respect to Period A

720 days with respect to Period B

"Days Outstanding" means the number of days from, and including, 9 February 2004 to, but excluding the date for redemption, calculated on the basis of a year of 360 days consisting of 12 months of 30 days each.

The term "Trading Day" means a day on which the Hong Kong Stock Exchange is open for business.

C. Redemption for Taxation Reasons

At any time the Issuer may, having given not less than 30 nor more than 60 days' notice to the Noteholders in accordance with Condition 16 (which notice shall be irrevocable) redeem all, and not some only, of the Notes at a redemption price equal to the Early Redemption Amount on the Redemption Date, together with interest accrued to the Redemption Date, if (i) the Issuer satisfies the Trustee immediately prior to the giving of such notice that the Issuer (or if the Guarantee was called, the Company) has or will become obliged to pay additional amounts as referred to in Condition 8 as a result of any change in, or amendment to, the laws or regulations of the Cayman Islands or, as the case may be, Hong Kong or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 15 January 2004, and (ii) such obligation cannot be avoided by the Issuer (or any the case may be, the Company) taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer (or, as the case may be, the Company) would be obliged to pay such additional amounts were a payment in respect of the Notes then due. Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer (or, as the case may be, the Company) shall deliver to the Trustee (a) certificate signed by two directors of the Issuer (or, as the case may be, the Company) stating that the obligation referred to in (i) above cannot be avoided by the Issuer (or, as the case may be, the Company) taking reasonable measures available to it and (b) an opinion of independent legal or tax advisors of recognised standing to the effect that such change or amendment has occurred (irrespective of whether such amendment or change is then effective) and the Trustee shall be entitled to accept such certificate and opinion as sufficient evidence thereof in which event it shall be conclusive and binding on the Noteholders.

D. Redemption for Delisting or Material Asset Transfer

Following the occurrence of a Relevant Event (as defined below), the holder of each Note will have the right at such holder's option, to require the Issuer to redeem all or some only of that holder's Notes on the Relevant Event Redemption Date (as defined below) at their Early Redemption Amount together with interest accrued to the Relevant Event Redemption Date. To exercise such right, the holder of the relevant Note must complete, sign and deposit at the specified office of any Paying Agent a duly completed and signed notice of redemption, in the form for the time being current, obtainable from the specified office of any Paying Agent (the "Put Exercise Notice") together with the Certificate evidencing the Notes to be redeemed by not later than 60 days following a Relevant Event, or, if later, 60 days following the date upon which notice thereof is given to Noteholders by the Company in accordance with Condition 16. The "Relevant Event Redemption Date" shall be the 14th day after the expiry of such period of 60 days as referred to above.

A Put Exercise Notice, once delivered, shall be irrevocable and the Company shall redeem the Notes the subject of Put Exercise Notices delivered as aforesaid on the Relevant Event Redemption Date.

The Trustee shall not be required to take any steps to ascertain whether a Relevant Event or any event which could lead to the occurrence of a Relevant Event has occurred.

The Company shall give notice to Noteholders in accordance with Condition 16 by not later than 14 days following the first day on which it becomes aware of the occurrence of a Relevant Event, which notice shall specify the procedure for exercise by holders of their rights to require redemption of the Notes pursuant to this Condition and shall give brief details of the Relevant Event.

A "Relevant Event" occurs:

(i) when the Shares cease to be listed or admitted to trading on the Hong Kong Stock Exchange; or

(ii) when there is a Material Asset Transfer (as defined below) with respect to the Company.

"Material Asset Transfer" occurs when the Company or any of its subsidiaries (whether by a single transaction or a number of related or unrelated transactions and whether at one time or over a period of time) sells, transfers, leases out, lends or otherwise disposes of (whether outright, by a sale-and-purchase or sale-and-leaseback arrangement, or otherwise, but excluding a transaction in the ordinary course of its usual business activities or at prevailing market value) any part of its assets to any other person (including (in the case of the Company) to any of its subsidiaries, but excluding (in the case of a subsidiary) to the Company or another subsidiary) which, either alone or when aggregated with all other disposals required to be taken into account under this Condition, could have a Material Adverse Effect (as defined herein) on the Company.

"Material Adverse Effect" means a material adverse effect on or material adverse change in:

(a) the condition (financial or otherwise), assets, operations, prospects or business of the Company or the consolidated condition (financial or otherwise), assets, operations, prospects or business of the Company and its subsidiaries taken as a whole;

(b) the ability of the Company to perform and comply with its obligations under the Notes or the Trust Deed; or

(c) the validity, legality or enforceability of, or the rights or remedies of the Company under, the Notes or the Trust Deed.

A "person" includes any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organisation, trust, state or agency of a state (in each case whether or not being a separate legal entity) but does not include the Company's directors or any other governing board and does not include the Company's majority-owned direct or indirect subsidiaries.

E. Redemption at the Option of the Noteholders

On 8 February 2005 (the "Put Option Date"), the holder of each Note will have the right at such holder's option, to require the Issuer to redeem all or some only of the Notes of such holder on the Put Option Date at a price equal to 92.0 per cent. of their principal amount plus interest accrued to 9 February 2005. To exercise such right, the holder of the relevant Note must complete, sign and deposit at the specified office of any Paying Agent a duly completed and signed Put Exercise Notice together with the Certificate evidencing the Notes to be redeemed not earlier than 60 days and not later than 30 days prior to the Put Option Date.

A Put Exercise Notice, once delivered, shall be irrevocable (and may not be withdrawn unless the Issuer consents to such withdrawal) and the Issuer shall redeem the Notes the subject of Put Exercise Notices delivered as aforesaid on the Put Option Date.

F. Purchases

The Issuer, the Company or any of its Subsidiaries may at any time and from time to time purchase Notes at any price in the open market or otherwise.

G. Cancellation

All Notes which are redeemed, converted or purchased by the Issuer, the Company or any of its subsidiaries, will forthwith be cancelled. Certificates in respect of all Notes cancelled will be forwarded to or to the order of the Registrar and such Notes may not be reissued or resold.

H. Redemption Notices

All notices to Noteholders given by or on behalf of the Issuer pursuant to this Condition will specify the Conversion Price as at the date of the relevant notice, the Conversion Period, the closing price of the Shares (as derived from the Daily Quotations Sheet of the Hong Kong Stock Exchange) as at the latest practicable date prior to the publication of the notice, the date for redemption, the manner in which redemption will be effected and the aggregate principal amount of the Notes outstanding as at the latest practicable date prior to the publication of the notice.

No notice of redemption pursuant to paragraph (B) or pursuant to paragraph (C) of this Condition may be given if it specifies a due date for redemption falling during the period commencing 60 days and ending 30 days (both inclusive) prior to the Put Option Date (and if given shall not be effective). Any notice of redemption given under paragraph (B) or (C) before the Put Option Date, and specifying a due date for redemption after the 30th day prior to the Put Option Date, shall be without prejudice to the rights of Noteholders under paragraph (E) of this Condition and shall not apply in respect of any Notes in respect of which the option under paragraph (E) of this Condition shall be, or has been, exercised.

9 Taxation

All payments made by the Issuer (or, as the case may be, the Company under or in respect of the Trust Deed or the Notes) will be made free from any restriction or condition and be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Cayman Islands or Hong Kong or any authority thereof or therein having power to tax, unless deduction or withholding of such taxes, duties, assessments or governmental charges is compelled by law. In such event, the Issuer or, as the case may be, the Company will pay such additional amounts as will result in the receipt by the Noteholders of the net amounts after such deduction or withholding equal to the amounts which would otherwise have been receivable by them had no such deduction or withholding been required except that no such additional amount shall be payable in respect of any Note:

(i) to a holder (or to a third party on behalf of a holder) who is subject to such taxes, duties, assessments or governmental charges in respect of such Note by reason of his having some connection with the Cayman Islands (or, as the case may be, Hong Kong) otherwise than merely by holding the Note or by the receipt of amounts in respect of the Note;

(ii) (in the case of a payment of principal) if the Certificate in respect of such Note is surrendered more than 30 days after the relevant date except to the extent that the holder would have been entitled to such additional amount on surrendering the relevant Certificate for payment on the last day of such period of 30 days;

(iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) by or on behalf of a Noteholder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the European Union.

For the purposes hereof, "relevant date" means whichever is the later of (a) the date on which such payment first becomes due and (b) if the full amount payable has not been received by the Trustee or the Principal Agent on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Noteholders and cheques despatched or payment made.

References in these Conditions to principal and interest shall be deemed also to refer to any additional amounts which may be payable under this Condition or any undertaking or covenant given in addition thereto or in substitution therefor pursuant to the Trust Deed.

10 Events of Default

The Trustee at its sole discretion may, and if so requested in writing by the holders of not less than 25 per cent. in principal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution shall (subject to being indemnified and/or secured by the holders to its satisfaction), give notice to the Issuer and the Company that the Notes are, and they shall accordingly thereby become, immediately due and repayable at their principal amount plus accrued interest (subject as provided below and without prejudice to the right of Noteholders to exercise the Conversion Right in respect of their Notes in accordance with Condition 6) if:

(i) a default is made for more than three days in the payment of any principal or interest due in respect of the Notes;

(ii) the Issuer or the Company does not perform or comply with one or more of its other obligations in the Notes or the Trust Deed which default is incapable of remedy or, if in the opinion of the Trustee capable of remedy, is not in the opinion of the Trustee remedied within 30 days after written notice of such default shall have been given to the Issuer (or, as the case may be, the Company) by the Trustee;

(iii) the Issuer, the Company or any of their respective subsidiary is (or is, or could be, deemed by law or a court to be) insolvent or bankrupt or unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Issuer, the Company or any of their respective subsidiaries; an administrator or liquidator of the Issuer, the Company or any of their respective subsidiaries or the whole or any part of the assets and turnover of the Issuer, the Company or any of their respective subsidiaries is appointed (or application for any such appointment is made;

(iv) (a) any other present or future indebtedness (whether actual or contingent) of the Issuer, the Company or any of their respective subsidiaries for or in respect of moneys borrowed or raised becomes due and payable prior to its stated maturity by reason of any actual or potential default, event of default or the like (howsoever described), or (b) any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (c) the Issuer, the Company or any of its subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised, provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this paragraph (iv) have occurred equals or exceeds US$10,000,000 or its equivalent in any other currency on the day on which such indebtedness becomes due and payable or is not paid or any such amount becomes due and payable or is not paid under any such guarantees or indemnity;

(v) a distress, attachment, execution, seizure before judgment or other legal process is levied, enforced or sued out on or against any of the property, assets or turnover of the Issuer, the Company or any of their respective subsidiaries and is not discharged or stayed within 30 days;

(vi) an order is made or an effective resolution passed for the winding-up or dissolution or administration of the Issuer, the Company or any of their respective subsidiaries (except for a members' voluntary solvent winding-up), or the Issuer, the Company or any of their respective subsidiaries ceases or threatens to cease to carry on all or substantially all of its business or operations (except for such business or operations of any subsidiaries which are not, in the opinion of the Trustee, material to the business or operations of the Company and

its subsidiaries as a whole) and except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (a) on terms approved by an Extraordinary Resolution of the Noteholders, or (b) in the case of their respective subsidiary, whereby the undertaking and assets of such subsidiary are transferred to or otherwise vested in the Issuer, the Company or another of their respective subsidiaries;

(vii) an encumbrancer takes possession or an administrative or other receiver, manager, administrator or other similar officer is appointed, of the whole or any part of the property, assets or turnover of the Issuer, the Company or any of their respective subsidiaries (as the case may be) and is not discharged within 30 days;

(viii) (a) any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the assets of the Issuer, the Company or any of its subsidiaries; or (b) the Issuer, the Company or any of their respective subsidiaries is prevented from exercising normal control over all or any substantial part of its property, assets and turnover;

(ix) any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done in order (a) to enable the Issuer or the Company lawfully to enter into, exercise its rights and perform and comply with their respective obligations under the Notes and the Trust Deed, (b) to ensure that those obligations are legally binding and enforceable and (c) to make the Notes and the Trust Deed admissible in evidence in the courts of the Cayman Islands or Hong Kong is not taken, fulfilled or done;

(x) it is or will become unlawful for the Issuer or the Company to perform or comply with any one or more of their respective obligations under any of the Notes or the Trust Deed;

(xi) any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs;

provided that, in the case of any such event other than those described in paragraphs (i), (ii), (in the case of the Issuer or the Company) (iv), (v), (in the case of the Issuer or the Company) (vii) and (in the case of the Issuer or the Company) (ix), the Trustee shall have certified in writing to the Issuer that such event is in its opinion materially prejudicial to the interests of Noteholders.

11 Prescription

Claims in respect of amounts due in respect of the Notes will become prescribed unless made within 10 years (in the case of principal) and five years (in the case of interest) from the relevant date (as defined in Condition 8) in respect thereof.

12 Enforcement

At any time after the Notes have become due and repayable, the Trustee may, at its sole discretion and without further notice, take such proceedings against the Issuer and/or the Company as it may think fit to enforce repayment of the Notes and to enforce the provisions of the Trust Deed, but it will not be bound to take any such proceedings unless (a) it shall have been so requested in writing by the holders of not less than 25 per cent. in principal amount of the Notes then outstanding or shall have been so directed by an Extraordinary Resolution of the Noteholders and (b) it shall have been indemnified and/or secured to its satisfaction. No Noteholder will be entitled to proceed directly against the Issuer and/or the Company unless the Trustee, having become bound to do so, fails to do so within a reasonable period and such failure shall be continuing.

13 Meetings of Noteholders, Modification, Waiver and Substitution

A. Meetings

The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes or the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing over 50 per cent. in principal amount of the Notes for the time being outstanding or, at any adjourned such meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes so held or represented unless the business of such meeting includes consideration of proposals, *inter alia*, (i) to modify the due date for any payment in respect of the Notes, (ii) to reduce or cancel the amount of principal, or interest (including any Early Redemption Amount) or Equivalent Amount payable in respect of the Notes or changing the method of calculation of the Early Redemption Amount, (iii) to change the currency of payment of the Notes, (iv) to modify or cancel the Conversion Rights, (v) to modify or cancel the Guarantee, or (vi) to modify the provisions concerning the quorum required at any meeting of the Noteholders or the majority required to pass an Extraordinary Resolution, in which case the necessary quorum for passing an Extraordinary Resolution will be two or more persons holding or representing not less than 66 per cent., or at any adjourned such meeting not less than 33 per cent. in principal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of Noteholders will be binding on all Noteholders, whether or not they are present at the meeting. The Trust Deed provides that a written resolution signed by or on behalf of the holders of not less than 90 per cent. of the aggregate principal amount of Notes outstanding shall be as valid and effective as a duly passed Extraordinary Resolution.

B. Modification and Waiver

The Trustee may agree, without the consent of the Noteholders, to (i) any modification (except as mentioned in Condition 12(A) above) to, or the waiver or authorisation of any breach or proposed breach of, the Notes, the Agency Agreement or the Trust Deed which is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders or (ii) any modification to the Notes or the Trust Deed which, in the Trustee's opinion, is of a formal, minor or technical nature or to correct a manifest error or to comply with mandatory provisions of law. Any such modification, waiver or authorisation will be binding on the Noteholders and, unless the Trustee agrees otherwise, any such modifications will be notified by the Issuer to the Noteholders as soon as practicable thereafter.

C. Substitution

The Trust Deed contains provisions permitting the Trustee to agree, subject to such amendment of the Trust Deed and such other conditions as the Trustee may require, but without the consent of the Noteholders, to the substitution of any other company in place of the Issuer, or of any previous substituted company, as principal debtor under the Trust Deed and the Notes.

D. Interests of Noteholders

In connection with the exercise of its functions (including but not limited to those in relation to any proposed modification, authorisation, waiver or substitution) the Trustee shall have regard to the interests of the Noteholders as a class and shall not have regard to the consequences of such exercise for individual Noteholders and the Trustee shall not be entitled to require, nor shall any Noteholder be entitled to claim, from the Issuer, the Company or the Trustee, any indemnification or payment in respect of any tax consequences of any such exercise upon individual Noteholders except to the extent provided for in Condition 8 and/or any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

In the event of the passing of an Extraordinary Resolution in accordance with Condition 12(A), a modification, waiver or authorisation in accordance with Condition 12(B) or a substitution in accordance with Condition 12(C), the Issuer will procure that the Noteholders be notified in accordance with Condition 15.

14 Replacement of Certificates

If any Certificate is mutilated, defaced, destroyed, stolen or lost, it may be replaced at the specified office of the Registrar or any Agent upon payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer and such Agent may require mutilated or defaced Certificates must be surrendered before replacements will be issued.

15 Further Issues

The Issuer may from time to time, without the consent of the Noteholders, create and issue further Notes having the same terms and conditions as the Notes in all respects and so that such further issue shall be consolidated and form a single series with the Notes. Such further Notes may, with the consent of the Trustee, be constituted by a deed supplemental to the Trust Deed.

16 Notices

All notices to Noteholders shall be validly given if mailed to them at their respective addresses in the register of Noteholders maintained by the Registrar or published in a leading newspaper having general circulation in Hong Kong (which is expected to be the *South China Morning Post*) or, if such publication shall not be practicable, in an English language newspaper of general circulation in Asia. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the first date on which publication is made or the seventh day after being so mailed, as the case may be.

17 Agents

The names of the initial Agents and the Registrar and their specified offices are set out below. The Issuer and the Company reserve the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Agent or the Registrar and to appoint additional or other Agents or a replacement Registrar. The Issuer will at all times maintain (a) a Principal Agent, (b) a Paying Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to any European Directive on the taxation of savings implementing the provisions of the ECOFIN Council Meeting of 26th-27th November 2000 or any law implementing or complying with, or introduced in order to conform, to such Directive, and (c) a Registrar which will maintain the register of Noteholders outside Hong Kong. Notice of any such termination or appointment, of any changes in the specified offices of any Agent or the Registrar and of any change in the identity of the Registrar or the Principal Agent will be given promptly by the Issuer to the Noteholders and in any event not less than 45 days' notice will be given.

18 Indemnification

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer, the Company and any entity related to the Company without accounting for any profit.

19 Governing Law and Submission to Jurisdiction

The Notes, the Trust Deed and the Agency Agreement are governed by, and shall be construed in accordance with, the laws of Hong Kong. In relation to any legal action or proceedings arising out of or in connection with the Trust Deed or the Notes, each of the Issuer and the Company has in the Trust Deed irrevocably submitted to the jurisdiction of the courts of Hong Kong and in relation thereto, the Issuer has appointed the Guarantor, now at 6th Floor, World-Wide House, 19 Des Voeux Road, Central, Hong Kong as its agent for service of process in Hong Kong.

THE GLOBAL CERTIFICATE

The Global Certificate contains provisions which apply to the Notes in respect of which the Global Certificate is issued, some of which modify the effect of the terms and conditions of the Notes (the "Conditions" or the "Terms & Conditions") set out in this Offering Circular. Terms defined in the Conditions have the same meaning in the paragraphs below. The following is a summary of those provisions:

Meetings

The registered holder (as defined in the Conditions) of the Global Certificate will be treated as being two persons for the purposes of any quorum requirements of a meeting of Noteholders and, at any such meeting, as having one vote in respect of each HK$10,000 in principal amount of Notes for which the Global Certificate is issued. The Trustee may allow a person with an interest in Notes in respect of which the Global Certificate has been issued to attend and speak at a meeting of Noteholders on appropriate proof of his identity and interest.

Cancellation

Cancellation of any Note by the Issuer following its redemption, conversion or purchase by the Issuer will be effected by a reduction in the principal amount of the Notes in the register of Noteholders.

Trustee's Powers

In considering the interests of Noteholders while the Global Certificate is registered in the name of a nominee for a clearing system, the Trustee may, to the extent it considers it appropriate to do so in the circumstances, (a) have regard to any information as may have been made available to it by or on behalf of the relevant clearing system or its operator as to the identity of its accountholders (either individually or by way of category) with entitlements in respect of the Notes and (b) consider such interests on the basis that such accountholders were the holders of the Notes in respect of which the Global Certificate is issued.

Conversion

Subject to the requirements of Euroclear and Clearstream (or any Alternative Clearing System), the Conversion Rights attaching to the Notes in respect of which the Global Certificate is issued may be exercised by the presentation thereof to or to the order of the Principal Agent of one or more Conversion Notices duly completed by or on behalf of a holder of a book-entry interest in such Notes. Deposit of the Global Certificate with the Principal Agent together with the relevant Conversion Notice(s) shall not be required. The exercise of the Conversion Right shall be notified by the Principal Agent to the Registrar and the holder of the Global Certificate.

Payment

Payments of principal and interest in respect of Notes represented by the Global Certificate will be made without presentation or if no further payment falls to be made in respect of the Notes, against presentation and surrender of the Global Certificate to or to the order of the Principal Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose.

Notices

So long as the Notes are represented by the Global Certificate and the Global Certificate is held on behalf of Euroclear or Clearstream or the Alternative Clearing System, notices to Noteholders may be given by delivery of the relevant notice to Euroclear or Clearstream or the Alternative Clearing System, for communication by it to entitled accountholders in substitution for notification as required by the Conditions.

Noteholder's Redemption

The Noteholder's redemption options in Condition 8(D) and 8(E) may be exercised by the holder of the Global Certificate giving notice to the Principal Agent of the principal amount of Notes in respect of which the option is exercised and presenting the Global Certificate for endorsement or exercise within the time limits specified in the Conditions.

Registration of Title

Certificates in definitive form for individual holdings of Notes will not be issued in exchange for interests in Notes in respect of which the Global Certificate is issued, except if either Euroclear or Clearstream (or any Alternative Clearing System on behalf of which the Notes evidenced by the Global Certificate may be held) is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so.

Transfers

Transfers of interests in the Notes will be effected through the records of Euroclear and Clearstream and their respective participants in accordance with the rules and procedures of Euroclear and Clearstream and their respective direct and indirect participants.

Enforcement

For the purposes of enforcement of the provisions of the Trust Deed against the Trustee, the persons named in a certificate of the holder of the Notes in respect of which the Global Certificate is issued shall be recognised as the beneficiaries of the trust set out in the Trust Deed, to the extent of the principal amount of their interest in the Notes set out in the certificate of the holder, as if they were themselves the holders of Notes in such principal amounts.

USE OF PROCEEDS

The net proceeds from the issue of the Notes, estimated to be approximately HK$5,647 million after deducting expenses (including but not limited to underwriting commission to be charged by the Lead Manager), will be used for general working capital purposes, including but not limited to the acquisition and development of new sites to be put up for auction or tender by the Hong Kong Government.

CAPITALISATION AND INDEBTEDNESS

Capitalisation and Indebtedness of the Group

As at 30 June 2003, the authorised share capital of the Company was HK$3,600,000,000 divided into 1,800,000,000 ordinary shares of HK$2.00 par value each and its issued share capital was HK$3,444,280,000 consisting of 1,722,140,000 ordinary shares of HK$2.00 par value each.

The following table sets forth the unaudited consolidated capitalisation and indebtedness of the Group as at 30 June 2003 and as adjusted as at 30 June 2003 to give effect to the issue of the Notes:

	As at 30 June 2003		
	Actual	As Adjusted	
	(in HK$ million)	(in HK$ million)	(in US$ million)
Short-term borrowings			
Secured	46	46	6
Unsecured	1,499	1,499	192
Total short-term borrowings	1,545	1,545	198
Long-term borrowings			
Secured	214	214	27
Unsecured	13,369	10,414	1,336
The Notes to be issued	—	5,750	737
Total long-term borrowings	13,583	16,378	2,100
Shareholders' equity			
Share capital(1)(2)	3,444	3,629	465
Reserves(3)(4)	50,422	52,375	6,716
Shareholders' funds	53,866	56,004	7,181
Minority interest	13,414	13,414	1,720
Total capitalisation	80,863	85,796	11,001
Total short-term borrowings and capitalisation	82,408	87,341	11,199

---

(1) In October 2003, 92,440,000 existing Shares owned by Believegood Limited, a company incorporated in Hong Kong and an indirectly wholly owned subsidiary of Henderson Development Limited (the controlling shareholder of the Company) were placed in the market and under top-up arrangements, wherein 92,440,000 new Shares were subscribed by Believegood Limited (the "Placing and Top-up"). Net proceeds of approximately HK$2,954 million were raised by the Group as a result of the Placing and Top-up. Pending use of the proceeds of the Placing and Top-up for acquisition and development of projects, such proceeds have been used principally to reduce the indebtedness of the Group and other general working capital purposes.

(2) If all the Notes were converted at the initial conversion price of HK$48.96 per Share, an additional 117,442,810 Shares would be issuable on conversion.

(3) The reserves as at 30 June 2003 include share premium, capital reserves, investment property revaluation reserve and retained profits.

(4) The Group's reserves stated as at 30 June 2003 were subsequently reduced on 4 December 2003 by the payment of a total of HK$817 million (US$105 million) by way of final dividend paid by the Company to its shareholders in respect of the year ended 30 June 2003.

Other than as disclosed above, there has been no material change in the capitalisation of the Group since 30 June 2003.

Capitalisation and Indebtedness of the Issuer

The authorised share capital of the Issuer is US$50,000 divided into 50,000 ordinary shares of US$1.00 par value each, of which 1 share of US$1.00 has been transferred to the Company. The Issuer does not have any debt outstanding other than the Notes to be issued hereby.

The following table sets forth the unaudited capitalisation of the Issuer as at 14 January 2004 adjusted for the proposed issue of the Notes:

	As at 14 January 2004	
	Actual	**As Adjusted**
	(in US$)	
Borrowings		
The Notes to be issued	—	737,330,735
Shareholders' equity		
Issued capital	1	1
Total capitalisation	1	737,330,736

Since 14 January 2004, the date of its incorporation, the Issuer has been dormant and no financial statements of the Issuer have been prepared. The Issuer is not required by Cayman Islands law, and does not intend, to publish any financial statements.

There has been no material change in the capitalisation of the Issuer since 14 January 2004.

Formation

Henson International Finance Limited (the "Issuer") is an exempted company with limited liability incorporated under the Companies Law (2003 Revision) of the Cayman Islands (company number: 132052). It was established in the Cayman Islands and incorporated on 14 January 2004. The Issuer is a wholly-owned subsidiary of the Company.

Business Activity

The Issuer was established to raise financing for the Company and the Group pursuant to the unrestricted objects and powers set out in Clause 3 of its Memorandum of Association. The Issuer does not sell any products or provide any services and it has undertaken no business activities since the date of its incorporation, other than those incidental to its incorporation and establishment as a finance subsidiary of the Company.

Financial statements

Under Cayman Islands law, the Issuer is not required to publish interim or annual financial statements. The Issuer has not published, and does not propose to publish, any financial statements. The Issuer is, however, required to keep proper books of account as are necessary to give a true and fair view of the state of the Issuer's affairs and to explain its transactions.

Directors and Officers

The Directors of the Issuer are LEE Shau Kee, Colin LAM Ko Yin, FUNG LEE Woon King, LEE King Yue, LEE Ka Shing, KWOK Ping Ho and each of their business addresses are c/o Company at 6/F, World-Wide House, 19 Des Voeux Road Central, Hong Kong. None of the Directors of the Issuer holds any shares or options to acquire shares of the Issuer.

The Issuer does not have any employees and has no subsidiaries.

Share Capital

The authorised share capital of the Issuer is US$50,000 divided into 50,000 ordinary shares of US$1.00 par value each, of which one ordinary share is held by the Company. The register of members of the Issuer is maintained at its registered office in the Cayman Islands at M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. No part of the equity securities of the Issuer is listed or dealt on any stock exchange and no listing or permission to deal in such securities is being or is proposed to be sought. As of the date of this Offering Circular, the Issuer does not have any debt outstanding other than the Notes offered hereby.

Introduction

Henderson Land Development Company Limited is a company incorporated in Hong Kong (company number: 45654) under the Companies Ordinance of Hong Kong (Chapter 32 of the laws of Hong Kong). It was incorporated on 16 January 1976 and is one of the largest property development and investment companies in Hong Kong. As at 2 February 2004, the market capitalisation of the Company was approximately HK$69,135 million.

The Company is primarily engaged in the development and sale of residential and commercial properties and the holding of and investment in rental properties. Rental income and property sales have been, and are expected to continue to be, the most significant source of the Company's income.

The Company is also involved in the building and construction business, infrastructure projects, hotel operations and departmental stores operations.

The Company maintains, through Henderson Investment Limited ("Henderson Investment"), strategic investments in The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas"), Miramar Hotel and Investment Company, Limited ("Miramar"), and Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry"), all of which are listed on the Hong Kong Stock Exchange. The current value of the strategic investments is large and the market capitalisation of such strategic investments based on the holdings which are attributable to the Company amounted to approximately HK$21,130 million (US$2,710 million) as at 2 February 2004, being mainly represented by the interests held in the Hong Kong and China Gas.

As at 2 February 2004, the Company had an authorised share capital of HK$4,000 million (US$513 million) consisting of 2,000 million ordinary shares of HK$2.00 each and an issued and fully paid up share capital of HK$3,629,160,000 (approximately US$465 million) consisting of 1,814,580,000 ordinary shares of HK$2.00 each. The Company is listed on the Hong Kong Stock Exchange (stock code: 12) and the Shares of the Company are currently a constituent stock of the Hang Seng Index. Shares of the Company are also listed on the Tokyo Stock Exchange.

The aggregate interests of Henderson Development Limited ("Henderson Development") and its subsidiaries in the Company (through various direct and indirect corporate interests) are approximately 61.9% at the date of this Offering Circular. Henderson Development is controlled by family interests of Dr. Lee Shau Kee, the founder of the Company. As at the date of this Offering Circular, no other shareholder holds an interest of above 10% of the issued share capital of the Company.

History

The Company was incorporated on 16 January 1976 under its present name as the property manager and sales agents for various property developments undertaken by its holding company, Henderson Development, which was founded by Dr. Lee Shau Kee. The Company was first listed on the then Hong Kong stock exchanges in July 1981. In connection with the listing, the Company acquired from Dr. Lee Shau Kee and Henderson Development various property developments and interests in Hong Kong and China Gas (previously known as The Hong Kong & China Gas Company, Limited) and Hong Kong Ferry (then known as The Hongkong and Yaumati Ferry Company, Limited).

In 1985, the Company acquired a 70.8% interest in a publicly listed property company, Wing Tai Development Company Limited, which had its name changed in 1988 to the present name of Henderson Investment. The Company also underwent a group reorganisation in 1988 and sold HK$776 million worth of properties to Henderson Investment to strengthen the investment property portfolio of the latter. After the reorganisation, the Company became a major local property developer specializing in developing projects of small to medium size residential units as well as merging and redeveloping older properties. Henderson Investment concentrated on property investment and investment holding, with an initial 19.7% interest in Hong Kong Ferry and an initial 25.9% stake in Hong Kong and China Gas.

In 1988, Henderson Investment diversified into retailing with the opening of two department stores in the New Territories. In the same year, through Henderson Investment, the Group (as described by the table headed "Corporate Structure") commenced the development of two hotels. Both hotels were completed in late 1992. Henderson Investment further expanded its interest in the hotel industry by acquiring 34.78% of the shares and 34.39% of the warrants in the publicly listed Miramar in mid-1993. Since then there has been no major corporate merger or acquisition by the Group.

Through its subsidiaries and associated companies, the Company began to engage actively in various property development projects in the People's Republic of China (the "PRC") in 1990.

In March, 1996, the Company spun off its PRC property business by launching an initial public offering of the shares of, and obtaining a separate public listing for, Henderson China Holdings Limited ("Henderson China"), raising new equity funds of approximately HK$1,500 million.

Shares of the Company were listed on the Tokyo Stock Exchange in February 1997.

Based upon its closing price on 2 February 2004, the Company had a market capitalisation of approximately HK$69,135 million and ranked as the 13th largest public listed company in Hong Kong.

Strategy

The Group's business strategy is to:

- build on its leading position in the small and medium sized residential units development segment,
- increase recurring income from growing its rental property portfolio;
- maintain its strategic investments to strengthen income and asset base; and
- generate significant future cashflow from diversifying businesses.

Corporate Structure

The following sets forth an overview of the Group's organisation showing its principal functions and its shareholding interests in publicly listed subsidiaries and associated companies (excluding warrants) as at 2 February 2004:


HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Investment Holding, Property Development and Investment, Project and Property Management, Construction and Finance)
73.48%
65.45%
HENDERSON INVESTMENT LIMITED
(Investment Holding, Property Investment, Retailing, Hotel Business and Strategic Securities Investment)
HENDERSON CHINA HOLDINGS LIMITED
(Property Development and Investment, Project and Property Management in Mainland China)
36.72%
66.67%
43.69%
31.33%
THE HONG KONG AND CHINA GAS COMPANY LIMITED
(Piped-gas Supply and Distribution)
HENDERSON CYBER LIMITED
(Internet, Telecommunication, High Technology Services and IT Investments)
MIRAMAR HOTEL AND INVESTMENT COMPANY, LIMITED
(Property Investment, Hotel Operations and Travel Business)
HONG KONG FERRY (HOLDINGS) COMPANY LIMITED
(Property Development and Investment, Travel Business and Hotel Operations)
18.05%

Business

The Company is one of the largest property developers in Hong Kong. The Company is an investment holding company and the principal activities of its subsidiaries are property development and investment, project management, hotel investment, construction, property management, security services, department stores, utilities, telecommunication and information technology, finance and investment holding in Hong Kong as well as property development in the PRC. The property development business is, to a high degree, vertically integrated from project planning to building construction and to subsequent management of the completed properties.

The Group, including its associated companies, currently has seven entities that are listed on the Hong Kong Stock Exchange of which the Company, Henderson Investment, Henderson China, Hong Kong and China Gas, Hong Kong Ferry and Miramar are listed on the Main Board and Henderson Cyber Limited ("Henderson Cyber") is listed on the Growth Enterprise Market. Three out of these seven companies are constituent stocks in the Hang Seng Index.

As at 2 February 2004, Henderson Investment, a 73.48% owned subsidiary of the Company, has equity stakes of 36.72% in Hong Kong and China Gas, the sole supplier of piped gas in Hong Kong, 31.33% in Hong Kong Ferry, one of the oldest franchised provider of ferry services in Hong Kong, 43.69% in Miramar, which owns and manages its flagship Miramar Hotel and an investment properties of approx. 1.3 million sq.ft. in Tsimshatsui and an equity stake of 84.72% in Henderson Cyber. Apart from the above equity holdings, the Group also has diverse interests in retail trade business and hotel operations in Hong Kong, as well as property development and investment in the PRC.

The total market capitalization of the seven listed companies as at 2 February 2004 was approximately HK$179 billion (US$22.95 billion) in aggregate.

The turnover and major contribution to operating profit of the principal activities of the Group, excluding those from associated companies, for the years ended 30 June 2003 and 2002, are set out below:

	Turnover		Contribution to Operating Profit (before financial and other expenses)	
	2003	2002	2003	2002
	HK$'000	HK$'000	HK$'000	HK$'000
Sale of properties	3,910,024	1,744,622	(243,908)	57,838
Rental income	2,011,654	2,067,717	1,222,477	1,329,150
Mortgage financing	119,760	174,676	87,945	122,689
Building construction	661,300	953,980	37,940	16,752
Infrastructure projects	215,704	220,992	138,738	145,334
Hotel operations	104,460	122,936	34,099	41,968
Department store operations	117,924	142,212	15,481	25,635
Others	526,638	802,428	167,126	209,212

The following map shows the location of the Group's major development and investment projects:



CHINA
Sheung Shui
Fanling
Tai Po
Shatin
Ma On Shan
Sai Kung
Yuen Long
NEW TERRITORIES
Tuen Mun
Tsuen Wan
KOWLOON
Lai King
Tsing Yi
Kowloon Tong
Mong Kok
Hunghom
Tseung Kwan O
Hong Kong International Airport
Tung Chung
Discovery Bay
Mui Wo
LANTAU ISLAND
Central
Quarry Bay
HONG KONG ISLAND
Chai Wan

Projects Under Development

1. **Two International Finance Centre** (Hotel and Serviced Apartment) Central
2. 96-116 Hollywood Road/1-27 Bridges Street/15 Shing Wong Street, Mid-Levels
3. 14-16 Shipyard Lane, Quarry Bay
4. 19-21 Wong Chuk Hang Road
5. **Sai Wan Ho Development** Sai Wan Ho Ferry Concourse, Inland Lot No. 8955
6. Fanling Sheung Shui Town Lot No. 189
7. **Park Central** Tseung Kwan O Town Lot No. 74

Investment Projects

1. **One International Finance Centre** 1 Harbour View Street, Central
2. **Two International Finance Centre** 8 Finance Street, Central
3. **AIA Tower** 183 Electric Road, North Point
4. **ING Tower** 308-320 Des Voeux Road Central/98-116 Wing Lok Street, Sheung Wan
5. **Golden Centre** 170-188 Des Voeux Road Central, Sheung Wan
6. **MLC Tower** 248 Queen's Road East, Wanchai
7. **Sunshine City Plaza** 18 On Luk Street, Ma On Shan
8. **Metro City Plaza II** 8 Yan King Road, Tseung Kwan O
9. **Metro City Plaza III** 8 Mau Yip Road, Tseung Kwan O
10. **City Landmark I** 68 Chung On Street, Tsuen Wan
11. **City Landmark II** 145-165 Castle Peak Road, Tsuen Wan
12. **Skyline 2000** 88 Tai Ho Road, Tsuen Wan
13. **The Trend Plaza** Tuen Mun Heung Sze Wui Road
14. **Shatin Plaza** 21-27 Shatin Centre Street, Sha Tin
15. **Citimall** 1 Kau Yuk Road, Yuen Long
16. **The Beverly Hills - Phases 1 & 2** Tai Po Town Lot No. 161

Hotels

1. **Hotel Miramar** 118-130 Nathan Road, Tsimshatsui
2. **Newton Hotel Hong Kong** 200-218 Electric Road, North Point
3. **Newton Hotel Kowloon** 58-66 Boundary Street, Prince Edward



Legend
Urban Area
New Town Area
Existing Lines
MTR
Airport Express
Kowloon Canton Railway
Light Transit Railway
Cross Harbour Tunnels
Route 3
Under Construction
KCR Ma On Shan Rail
KCR Tsimshatsui Extension
West Rail (Phase I)

Property Development

Property development is the largest source of revenue for the Group. For the year ended 30 June 2003, revenues from property development amounted to HK$3,910 million, amounting to 49.3% of the Group's total revenue over the same period. For the years ended 30 June 2002 and 2001, revenues from property development amounted to HK$1,745 million and HK$5,034 million, respectively, amounting to 27.3% and 54.8% of the Group's total revenues over the respective periods, respectively.

Development of the Group's properties in Hong Kong usually entails four phases: land acquisition, land development, project construction and marketing. The typical development cycle for vacant land in the New Territories is approximately three to four years, whereas the development cycle for urban property projects can be longer particularly for such project sites that are not vacant at the time of acquisition and frequently multiple sites or separate units within a site must be combined before development can begin.

The Group is vertically integrated, incorporating all the four phases of the development process in order to control the costs, schedule and quality of its projects. Through its subsidiaries, the Company oversees and largely performs all aspects of its development operations, including the selection and purchase of sites, the preparation of feasibility studies, the obtaining of government approvals for zoning and modifications, the design and construction of development projects, and the marketing, leasing and management of completed projects.

The Group's local development activities are concentrated in the mass residential sector in the new townships located in the New Territories particularly along the key mass transportation routes. The average square footage completed by the Group each year recently ranges from 2 to 3 million sq.ft.

The following table shows development projects that were completed by the Group during the year ended 30 June 2003:

	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)	Attributable Gross Floor Area (sq.ft.)
	Hong Kong					
1	Tai Po Town Lot No. 161 (The Beverly Hills — Phases 1 & 2)	982,194	724,174	Residential	90.10	652,481
2	933 King's Road (Royal Terrace)	16,744	138,373	Commercial/ Residential	100.00	138,373
3	Tseung Kwan O Town Lot Nos. 57 and 66 (Park Central — Phases 1 & 2)	359,883	2,932,813	Commercial/ Residential	24.63	722,352
4	2 Kwun Tsing Road So Kwun Wat Castle Peak Road (Aegean Coast)	456,964	1,249,560	Commercial/ Residential	25.00	312,390
5	198 Yee Kuk Street (City Regalia)	5,218	39,113	Commercial/ Residential	100.00	39,113
6	99 Tai Tong Road Yuen Long (Sereno Verde — Phase 2) (Blocks 13, 15 & 16) (La Pradera — Phases 3 & 4)	(Note 1 below)	532,802	Residential	44.00	234,433
7	8 Fuk Lee Street (Metro Harbour View — Phase 1)	(Note 2 below)	878,705	Residential	73.02	540,492
8	8 Finance Street (Two International Finance Centre)	(Note 3 below)	1,951,621	Office	36.55	713,317
9	3 Kwong Wa Street (Paradise Square)	17,297	159,212	Commercial/ Residential	100.00	159,212
						3,512,163

Note 1: The site area for the whole of Sereno Verde is 380,335 sq.ft.

Note 2: The site area for the whole of Metro Harbour View is 228,595 sq.ft.

Note 3: The site area for the whole of Airport Railway Hong Kong Station Development is 614,700 sq.ft.

The following table shows completed development projects for which the Group had commenced selling activities as at 30 June 2003:

	Location	Site Area	Gross Floor Area	Purpose	Group's Interest
		(sq.ft.)	(sq.ft.)		(%)
	Hong Kong				
1	28 Lo Fai Road Tai Po (Casa Marina I)	283,200	226,561	Residential	100.00
2	1 Lo Ping Road Tai Po (Casa Marina II)	228,154	182,545	Residential	100.00
3	1-98 King's Park Hill Road (King's Park Hill)	168,392	241,113	Residential	62.14
4	3 Seymour Road (Palatial Crest)	17,636	185,295	Commercial/ Residential	63.35
5	8 Hung Lai Road (Royal Peninsula)	162,246	1,478,552	Residential	50.00
6	99 Tai Tong Road Yuen Long (Sereno Verde — Phases 1 & 2) (La Pradera — Phases 3 & 4)	380,335	1,141,407	Residential	44.00
7	8 Tung Chung Waterfront Road Tung Chung (Seaview Crescent — Blocks 1 to 3 & 5)	228,896	1,195,817	Commercial/ Residential	20.00
8	933 King's Road (Royal Terrace)	16,744	138,373	Commercial/ Residential	100.00
9	Tseung Kwan O Town Lot Nos. 57 and 66 (Park Central — Phases 1 & 2)	359,883	2,932,813	Commercial/ Residential	24.63
10	2 Kwun Tsing Road So Kwun Wat Castle Peak Road (Aegean Coast)	456,964	1,249,560	Commercial/ Residential	25.00
11	8 Fuk Lee Street (Metro Harbour View — Phases 1 & 2)	228,595	1,714,463	Residential	73.02

Location	Site Area	Gross Floor Area	Purpose	Group's Interest
	(sq.ft.)	(sq.ft.)		(%)
The People's Republic of China				
1 Lot HR-2 Li Wan District Guangzhou (Metro Line One — Changshou Road Station) (Heng Bao Garden)	256,549	1,236,127	Residential	65.45
2 Phase VIII of Lexi New City Shajiao Island Panyu, Guangdong (Fanghua Garden — Luotao South Zone Villa)	1,689,145	2,576,058	Retail/ Residential/ Carparks/ Club	16.36
3 Phase IX of Lexi New City Shajiao Island Panyu, Guangdong (Green Island House)	1,805,718	682,621	Residential/ Club	16.36

The following are major development projects which were being developed as at 30 June 2003:

Hong Kong Island

1 96-116 Hollywood Road/1-27 Bridges Street/15 Shing Wong Street
(Group's interest — 100.00%)
The site is planned to be developed into two residential towers with a total gross floor area of approximately 277,000 sq.ft.. Foundation work has been completed and the development is expected to be completed in late 2005.

2 14-16 Shipyard Lane
(Group's interest — 75.00%)
The site is planned for a residential development over two levels of shops and a 2-storey carpark, with a total gross floor area of approximately 86,000 sq.ft. and 37 carparking spaces. Foundation work has been completed and the development is expected to be completed in 2004.

3 19-21 Wong Chuk Hang Road
(Group's interest — 50.00%)
The site is planned to be developed into business usage. The development will have a total gross floor area of approximately 214,000 sq.ft..

4 Airport Railway Hong Kong Station Development
(Group's interest — 36.55%)
This is a major commercial development of approximately 4,477,000 sq.ft. and is located above the Airport Railway Hong Kong Station in the heart of the Central Business District. The development consists of two office towers, a 3 to 4 storey retail and entertainment complex, a 1,000 room six star and suite hotel complex and approximately 140,000 sq.ft. of open space.

The development was implemented in phases. The Southern Site Development consists of the 38-storey One International Finance Centre office tower of approximately 780,000 sq.ft. of Grade A office space and the IFC Mall consisting of approximately 131,000 sq.ft. of retail space. This first phase of the development was completed in late 1998. The second phase, or Northern Site Development, includes the 88-storey office tower which was completed in May 2003 accommodating approximately 2,000,000 sq.ft. of Grade A office space which has become a major landmark building on the new central waterfront and is the tallest building in Hong Kong and the third tallest building in the world. The tower was designed by world renowned architect Cesar Pelli & Associates Inc in association with Rocco Design Limited. The office tower includes the 14 floors which were to be purchased by the Government of the Hong Kong S.A.R. for use by the Hong Kong Monetary Authority. The second phase of the retail complex in the Northern Site was completed and opened in the last quarter of 2003 and resulted in a total retail gross floor area of approximately 640,000 sq.ft..

The hotel complex consists of a 31-storey 6 star hotel tower and a 39-storey suite hotel tower and will be operated by Four Seasons Hotels & Resorts. Spectacular harbour and city views can be enjoyed from all rooms. The hotel complex is scheduled for completion in late 2004.

The development will also provide 1,341 carparking spaces in the basement. The Airport Railway Station and associated 450 carparking spaces are also provided in the basement. The Airport Railway Station carparking spaces were opened in July 2002. The remaining carparking spaces was opened with the office and retail development in the second half of 2003.

5 Sai Wan Ho Ferry Concourse, Inland Lot No.8955
(Group's interest — 63.49%)
The site is planned to be developed into five residential towers with a total gross floor area of approximately 1,410,000 sq.ft.. The development will also provide 500 private carparking spaces approximately, as well as 200 public carparking spaces. Superstructure construction work is in progress and the development is expected to be completed in 2005.

Kowloon

6 1 Tai Yau Street
(Group's interest — 70.00%)
The site is planned to be developed into an 18-storey commercial building over a 4-level podium which consists of one level of ground floor shops and 4 carparking levels. The development will have a total gross floor area of approximately 189,000 sq.ft. and 80 carparking spaces. Foundation work has been completed.

7 223-231 Wai Yip Street/39 King Yip Street
(Group's interest — 88.50%)
The site is planned to be developed into two 19-storey and one 18-storey office towers over a 2-level podium comprising commercial and office space and 2 basement carparking levels. The whole development will provide a total gross floor area of approximately 1,091,000 sq.ft. and 445 carparking spaces and the Group's attributable gross floor area is approximately 966,000 sq.ft..

8 88 & 92 King Lam Street/59 & 61 Wing Hong Street
(Group's interest — 100.00%)
The site is planned to be developed into a hotel building with about 660 guest rooms. The development will have a total gross floor area of approximately 298,000 sq.ft..

9 165-167 Wai Yip Street/66 How Ming Street
(Group's interest — 100.00%)
A 28-storey hotel building will be built. The development will have a total gross floor area of approximately 230,000 sq.ft..

10 3 Kwong Wa Street
(Group's interest — 100.00%)
The site is developed into a 34-storey residential tower over a podium consisting of 4 levels of shops and 4 carparking levels with a total gross floor area of approximately 160,000 sq.ft. and 72 carparking spaces. The development was completed in June 2003.

11 Yau Tong Bay Marine Lots and Associated Areas
(Group's interest — 19.01%)
The environmental impact assessments of both the reclamation and the proposed development were approved by the Director of Environment Protection Department in April 2002. The new Cha Kwo Ling, Yau Tong, Lei Yue Mun Outline Zoning Plan incorporating the extension of the Comprehensive Development Area ("CDA") boundary and increase in development intensity was gazetted by the Town Planning Board in June 2002. The entire CDA site is planned for the development of 38 residential towers with a total gross floor area of 9.7 million sq.ft., of which 1.72 million sq.ft. is attributable to the Group.

New Territories

12 Tseung Kwan O Town Lot No. 57
(Group's interest — 24.59%)
The site is developed into ten high-rise residential towers over a 4-storey commercial podium and carparking basement, with a total gross floor area of approximately 2,640,000 sq.ft.. The development was completed in January 2003.

13 Tseung Kwan O Town Lot No. 74 (Tseung Kwan O Station Development)
(Group's interest — 25.00%)
The site is planned to be developed into a high-rise residential tower over a 4-storey commercial podium with a total gross floor area of approximately 320,000 sq.ft.. Superstructure work is in progress and the development is expected to be completed before 2005.

14 Tseung Kwan O Town Lot No. 66
(Group's interest — 25.00%)
The site is developed into a high-rise residential tower over a 4-storey commercial podium, with a total gross floor area of approximately 290,000 sq.ft.. The development was completed in January 2003.

15 Tai Po Town Lot No. 161
(Group's interest — 90.10%)
The site is planned to be developed by phases into 549 luxurious houses with a total gross floor area of 1,164,000 sq.ft. and 999 carparking spaces. The first two phases comprising 372 house have a total gross floor area of approximately 724,000 sq.ft.. The first two phases were completed in July 2002. Phase III is planned to be developed into residential units with a total gross floor area of approximately 440,000 sq.ft..

16 Tung Chung Town Lot No. 1, No. 2 & No. 3 (Tung Chung Station Development — Package One)
(Group's interest — 20.00%)
This development is located at the new Tung Chung Mass Transit Railway (MTR) Station and forms the town centre of Tung Chung. The development comprises 12 residential towers, a hotel, an office and a retail complex. The overall gross floor area of the development is approximately 3,885,000 sq.ft. including additional residential floor area of around 157,000 sq.ft. purchased from Government in 2001 for Tung Chung Town Lot No. 3 which is located on the waterfront. The completed development will provide 2,036 carparking spaces. The 8

residential towers in Lot No.1 and the retail complex and the office tower in Lot No. 2 have been completed. The 4 residential towers and associated facilities in Lot No.3 with approximately 1,196,000 sq.ft. have been completed. The hotel in Lot No. 2 is scheduled for completion in late 2005.

17 Fanling Sheung Shui Town Lot No. 189
(Group's interest — 45.00%)
The site is planned to be developed into two 40-storey residential towers. The development will have a total gross floor area of approximately 320,000 sq.ft. and 87 carparking spaces.

18 99 Tai Tong Road, Yuen Long (Yuen Long Town Lot No. 500)
(Group's interest — 44.00%)
This site is divided in 4 phases. Phase I comprises seven 13-storey residential towers with a total gross floor area of approximately 468,000 sq.ft. over a carparking floor with 245 carparking spaces. Phase II comprises five 14-storey residential towers, with a total gross floor area of approximately 370,000 sq.ft. and 76 carparking spaces. Phase III comprises two 14-storey residential towers, with a total gross floor area of approximately 170,000 sq.ft. and 35 carparking spaces. Phase IV comprises two 14-storey residential towers, with a total gross floor area of approximately 133,000 sq.ft. and 27 carparking spaces. The whole development was completed in December 2002.

The People's Republic of China

19 No. 2 Guan Dong Dian, Chao Yang Road, Chao Yang District, Beijing
(Group's interest — 45.82%)
Located within the Third Ring Road East and off Chao Yang Men, the site has an area of approximately 239,357 sq.ft.. The revised design proposes the development of two 23-storey office towers. The estimated total gross floor area of the proposed development is 2,656,415 sq.ft. (including 596,401 sq.ft. of area below ground level). Commencement of construction work was re-scheduled in late 2003.

20 Office Tower II, The Grand Gateway, Lot E-2, Huashan Road, Xuhui District, Shanghai
(Group's interest — 65.45%)
This office-tower which is situated on top of the 7-storey shopping podium of The Grand Gateway project is of 42 storeys in height with a total gross floor area of approximately 667,000 sq.ft. The superstructure building work of this office tower has now reached the 10th floor and this property is scheduled to be completed by mid-2005.

21 Lot 688, north of Nanjing Road West, Jingan District, Shanghai
(Group's interest — 55.63%)
The site has an area of approximately 110,342 sq.ft. and the proposed development comprises 25-storey residential and office towers above a 3-storey retail podium, with an estimated total gross floor area of approximately 867,704 sq.ft.. Demolition work has been completed and the development scheme will be revised due to the consideration of requirements with the local municipal authorities' latest movements and demand of current market.

22 Lot 130-2, Heng Feng Road, Zhabei District, Shanghai
(Group's interest — 65.45%)
The site has an area of approximately 62,141 sq.ft. with approved 513,094 sq.ft. office tower. However, the new developed scheme is delayed due to the consideration of requirements with the local municipal authorities' latest movements.

23 River Pearl Plaza (Block A), Yanjiang Road West, Yuexiu District, Guangzhou
(Group's interest — 44.77%)
River Pearl Plaza (Block B), Yanjiang Road West, Yuexiu District, Guangzhou
(Group's interest — 40.58%)
River Pearl Plaza (Block C), Yanjiang Road West, Yuexiu District, Guangzhou
(Group's interest — 47.12%)
The River Pearl Plaza (Blocks A, B and C) comprises 3 sites with an aggregate site area of approximately 285,505 sq.ft.. The project is planned for the mixed development scheme with an estimated total gross floor area of approximately 4,041,010 sq.ft.. Demolition and site clearance works are still in progress in line with the schedule of finalization of new development plans as well as the local municipal authorities' approval.

24 Fortune Garden, Nanhua Road/Tongqing Road/Tongfu Road Central,
Haizhu District, Guangzhou
(Group's interest — 65.45%)
Due to the transportation network development by Haizhu District, the area of the site has been reduced to approximately 66,425 sq.ft.. The site is planned for a commercial complex development.

25 Site on the south of Fangcun Avenue and the east and west sides of Cross Bridge over Huadi Avenue, Fangcun District, Guangzhou
(Group's interest — 65.45%)
The site has an area of approximately 2,663,584 sq.ft. and is planned to be developed into mixed complex. Resettlement and site clearance works are still in progress in line with the schedule of finalization of new development plans as well as the local municipal authorities' approval.

26 210 Fangcun Avenue, Fangcun District, Guangzhou
(Group's interest — 52.36%)
The site has an area of approximately 516,941 sq.ft. and is now approved with nine residential towers over a shopping podium. The future development has a total gross floor area of approximately 2,538,910 sq.ft.. Demolition work is at final stage and the development is expected to be commenced in early 2004.

Land Bank

As at 30 June 2003, the total development land bank of the Group and its associated companies in Hong Kong amounted to approximately 19 million sq.ft. in total attributable floor area which includes the Group's interests in development sites, investment properties, hotel properties as well as the property interests in its three listed associated companies.

As at 30 June 2003, the Group also held approximately 22 million sq.ft. of agricultural land spread widely over various districts in the New Territories. Based on an internally planned schedule, application for conversion of land usage of these agricultural land lots into development sites will be made in stages.

As at 30 June 2003, the total land bank held by the Group, including properties under development, completed investment properties and undeveloped sites comprised approximately 19 million sq.ft. The following table shows the breakdown of the Group's land bank by use and geographical area as at 30 June 2003.

By Usage (Shown in million sq.ft.)

	Total	%
Residential	7.8	42
Shop	4.1	22
Office	3.8	20
Office/Industrial & Industrial	1.7	9
Hotel/Service Apartment	1.4	7
	18.8	100

By Geographical Area (Shown in million sq.ft.)

	Total	%
Hong Kong Island	4.7	25
Kowloon	6.7	35
New Territories	7.4	40
	18.8	100

Note:

(1) The figures shown have been rounded up or down, as the case may be, to the nearest 100,000 sq.ft. or whole percentage.

The Group will in future continue to purchase and make acquisitions of development land and agricultural land aiming to always maintain a large land bank. The Group believes that, by means of a combination of existing methods of replenishing the land bank, the use of property brokers to acquire and assemble land plots and conversion of agricultural land, the Group's land bank will continue to be large enough to satisfy its development plans.

Property Investment

The investment property portfolio of the Group in Hong Kong amounted to approximately 7.7 million sq.ft. in total attributable floor area as at 30 June 2003. This business segment of the Group has been increasing in importance as a revenue generator to the Group that will contribute to stabilising the Group's performance in the medium to long term. Property investment is the second largest source of revenue for the Group. For the year ended 30 June 2003, revenues from property investment amounted to HK$2,015 million, amounting to 25.4% of the Group's total revenue over the same period. For the years ended 30 June 2002 and 2001, revenues from property investments amounted to HK$2,068 million and HK$1,960 million respectively, amounting to 32.4% and 21.3% of the Group's total revenues over the respective periods respectively.

All of the portfolio is managed by the property management arm of the Group. The portfolio consists mainly of retail shopping centres and office buildings which collectively accounted for close to 80% of the Group's investment properties in gross floor area terms, with the rest being industrial buildings, luxury residential apartments and carparks. The Group's current policy is to retain most of the

sizeable retail podiums of its major development projects for long term investment purposes. The usual lease terms for the Group's investment properties are typically of one to six-year fixed period that may or may not carry an option to renew the lease for a further term of 2 or 3 years. The rental income from the investment portfolio is expected to continue to provide a stable and recurrent income base to the Group.

In accordance with Hong Kong GAAP, the Group values its investment properties annually in its balance sheet at their open market value on the basis of a professional valuation. Any change in the valuation on a portfolio basis is charged or credited, as the case may be, to the investment property revaluation reserve. If this reserve becomes negative, the resulting deficit is charged to the consolidated income statement. A major or extended decline in property values could therefore result in an accounting loss for the Group.

The Group's rents are generally quoted in square foot per lettable area. In most cases, the rents quoted by the Group do not include property management charges and rates payable by its tenants. Since the late 1990s and up to the later part of 2003, there had been downward pressure generally on the Group's rents due to the general economic downturn in Hong Kong.

In Hong Kong, office and commercial leases are typically entered into for two to five year terms with some having the options to renew, and lease terms are generally longer for food and beverage tenants. In connection with longer term leases, the tenancy agreements usually contain rent review clauses or rent adjustment provisions. As a result, the Group usually has on average approximately one-third of its tenancy agreements up for renewal each year and this has helped the Group to avoid the bunching of rent renewal dates and to reduce its exposure to market conditions (since the renewal of lease terms is subject to prevailing market conditions).

The following table shows the Group's major investment properties as at 30 June 2003:

Property		Purpose	Lease Term	Gross Floor Area	No. of Carpark	Group's Interest
				(sq.ft.)		(%)
Hong Kong						
1	Eva Court, 36 MacDonnell Road, Mid-Levels, Hong Kong	Residential	999 years from 26 October 1896	108,214	49	73.48
2	Golden Centre, 170-188 Des Voeux Road, Central, Hong Kong	Office Commercial	For a term of years to 6 March 2050	134,450 21,842	—	100.00
3	ING Tower (formerly known as Aetna Tower), 308-320 Des Voeux Road Central/98-116 Wing Lok Street, Hong Kong	Office Commercial	999 years from 26 December 1866	182,373 31,987	—	100.00

	Property	Purpose	Lease Term	Gross Floor Area	No. of Carpark	Group's Interest
				(sq.ft.)		(%)
4	On Loong Commercial Building, 276-278 Lockhart Road, Wanchai, Hong Kong (excluding 6/F-A & 21/F)	Office Commercial	99 years from 11 May 1928	23,856 1,708	—	100.00
5	Joseph Yen Industrial Building, 24 Lee Chung Street, Chai Wan, Hong Kong	Industrial	75 years from 15 September 1963 (renewable for 75 years)	114,300	10	100.00
6	Silver Fortune Plaza, Lower Ground Floor, Upper Ground Floor and First to Fourth Floors, 1 Wellington Street, Hong Kong	Commercial	924 years from 26 June 1918	28,953	—	36.74
7	AIA Tower, 183 Electric Road, North Point, Hong Kong	Office Commercial	For a term of years to 30 June 2047	490,072 22,338	256	94.56
8	One International Finance Centre, 1 Harbour View Street, Central, Hong Kong	Office Commercial	For a term of years to 30 June 2047	784,480 131,138	355	36.55
9	MLC Tower (formerly known as CEF Life Tower), 248 Queen's Road East, Wanchai, Hong Kong	Office Commercial	999 years from 16 March 1855	323,418 11,481	46	17.13

	Property	Purpose	Lease Term	Gross Floor Area	No. of Carpark	Group's Interest
				(sq.ft.)		(%)
10	Two International Finance Centre, 8 Finance Street, Central, Hong Kong (excluding levels 55, 56 and 77 to 88)	Office	For a term of years to 30 June 2047	1,650,249	276	36.55
Kowloon						
11	Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon	Office Commercial	For a term of years to 30 June 2047	193,284 100,543	—	24.49
12	Kowloon Building, 555 Nathan Road, Mongkok, Kowloon	Office Commercial	75 years from 4 February 1985	84,626 28,656	—	73.48
13	Righteous Centre, 585 Nathan Road, Mongkok, Kowloon	Office Commercial	150 years from 25 December 1887	41,004 10,763	—	100.00
14	Winning Centre, 29 Tai Yau Street, San Po Kong, Kowloon	Industrial	For a term of years to 30 June 2047	150,212	—	100.00
15	Well Tech Centre, 9 Pat Tat Street, San Po Kong, Kowloon (1/F to 15/F & 20/F to 29/F)	Office/ Industrial	For a term of years to 30 June 2047	136,376	49	73.48
16	579 Nathan Road, 579 Nathan Road, Mongkok, Kowloon	Office Commercial	150 years from 25 December 1887	18,810 7,805	—	100.00
17	Paradise Square, 3 Kwong Wa Street, Mongkok, Kowloon	Commercial	75 years from 8 August 1979	25,979	72	100.00

Property		Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
New Territories						
18	Fanling Centre, 33 San Wan Road, Fanling, New Territories	Commercial	For a term of years to 30 June 2047	151,513	302	93.89
19	Flora Plaza, 88 Pak Wo Road, Fanling, New Territories	Commercial	For a term of years to 30 June 2047	157,762	217	60.00
20	Block C, Hang Wai Industrial Centre, Pui To Road/ Kin On Street/ Kin Wing Street/ Kin Tai Street, Tuen Mun, New Territories	Industrial	For a term of years to 30 June 2047	292,264	182	73.48
21	The Trend Plaza, Tuen Mun Heung Sze Wui Road, Tuen Mun, New Territories	Commercial	For a term of years to 30 June 2047	195,280	78	73.48
22	Marina Cove, Lot No. 526 in D.D. No. 210, Sai Kung, New Territories	Commercial	For a term of years to 30 June 2047	23,915*	377	40.00
23	City Landmark II (formerly known as Town Square), 145-165 Castle Peak Road, Tsuen Wan, New Territories	Commercial	For a term of years to 30 June 2047	155,022	127	93.10
24	Skyline 2000 88 Tai Ho Road, Tsuen Wan, New Territories	Commercial	For a term of years to 30 June 2047	154,259	104	100.00

* *There are also 303 pontoons and 75 hardstand spaces.*

	Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
25	City Landmark I (formerly known as City Landmark), 68 Chung On Street, Tsuen Wan, New Territories	Office Commercial	For a term of years to 30 June 2047	209,420 184,838	133	74.96
26	Shatin Centre, 2-16 Wang Pok Street, Sha Tin, New Territories	Commercial	For a term of years to 30 June 2047	100,029	545	69.37
27	Shatin Plaza, 21-27 Shatin Centre Street, Sha Tin, New Territories	Commercial	For a term of years to 30 June 2047	147,943	134	77.55
28	Blocks A & B, Sunshine City, 18 On Shing Street, Ma On Shan, New Territories	Commercial	For a term of years to 30 June 2047	9,305	—	100.00
29	Blocks C & D, Sunshine City, 22 On Shing Street, Ma On Shan, New Territories	Commercial	For a term of years to 30 June 2047	10,236	—	50.00
30	Blocks N, P, Q & R, Sunshine City, 8 On Shing Street, Ma On Shan, New Territories	Commercial	For a term of years to 30 June 2047	58,881	196	100.00
31	Sunshine City Plaza, 18 On Luk Street, Ma On Shan, New Territories	Commercial	For a term of years to 30 June 2047	532,637	831	100.00
32	Sunshine Bazaar, 628 Sai Sha Road, Ma On Shan, New Territories	Commercial	For a term of years to 30 June 2047	79,642	234	100.00

	Property	Purpose	Lease Term	Gross Floor Area	No. of Carpark	Group's Interest
				(sq.ft.)		(%)
33	Citimall, 1 Kau Yuk Road, Yuen Long, New Territories	Commercial	For a term of years to 30 June 2047	140,341	51	100.00
34	La Cité Noble Shopping Arcade, 1 Ngan O Road, Tseung Kwan O, New Territories	Commercial	For a term of years to 30 June 2047	35,186	—	100.00
35	Dawning Views Plaza, 23 Yat Ming Road, Fanling, New Territories	Commercial	For a term of years to 30 June 2047	87,766	—	100.00
36	Metro City Phase 2 Shopping Arcade, 8 Yan King Road, Tseung Kwan O, New Territories	Commercial	For a term of years to 30 June 2047	956,849	669	100.00
37	Metro City Phase 3 Shopping Arcade, The Metropolis, 8 Mau Yip Road, Tseung Kwan O, New Territories	Commercial	For a term of years to 30 June 2047	266,954	232	100.00
38	Citygate, 20 Tat Tung Road, Tung Chung, Lantau Islands, New Territories	Office Commercial	For a term of years to 30 June 2047	161,400 462,680	1,163	20.00
39	The Beverly Hills Phases 1 & 2 Tai Po Town Lot No. 161, New Territories	Residential	For a term of years to 30 June 2047	543,131	439	90.10

Mortgage Financing

The Group extends mortgage financing to purchasers of residential flats from projects developed by the Group. These mortgages typically take the form of monthly instalment loans by way of mortgage co-financing facilities. The Group's mortgage co-financing activities entail extending an additional loan to the purchaser of the property, typically of up to 20% or 25%, with a second legal mortgage in favour of the Group, at same time when the first mortgage loan of 70% of the unit purchase cost has been extended by a commercial bank. As of 30 June 2003, the aggregate amount of instalments receivable

from purchasers of the Group's properties was recorded at HK$2,018 million. Interest rates on the mortgage financing provided by the Group are generally quoted at an interest margin based on the Hong Kong Prime Lending Rate and are higher than those offered by commercial banks in Hong Kong.

Building Construction

The Group generally relies on its own architectural, engineering and construction professionals for the design and construction management of its projects. However, most of the actual construction work is out-sourced to non-affiliated sub-contractors, with the Group acting as the general contractor. These operations are conducted through four wholly owned subsidiaries, namely E Man Construction Company Limited, Heng Tat Construction Company Limited, Heng Shung Construction Company Limited and Heng Lai Construction Company Limited. The Group generally has been able to obtain a sufficient supply of labour and building materials for its construction activities. The Group believes that its position as one of the largest property developers in Hong Kong enables it to develop good relationships with and obtain reliable service from its sub-contractors. The Group seldom provides construction services to unrelated third parties except for its joint venture developments.

Infrastructure Projects

Through a 64%-owned subsidiary held by Henderson Investment, namely, China Investment Group Limited, the Group altogether holds investment interests in the operation of three toll-bridges and two toll-roads in the PRC. Two of the toll-bridges are located in Tianjin with another one located in Hangzhou. The two toll-roads are situated in Jiejiang and Anhui respectively. These infrastructure projects possess official operating licence that range from 17 to 30 years, and since the first of the toll-bridges in Tianjin, namely, the Wanjia Matou Toll Bridge, came into full operation in late 1995, they have been making profit contribution to the Group.

Hotel Operations

Henderson Investment diversified into hotel development and operations with its opening in 1992 of two hotels under the name of Newton Hotel. Newton Hotel Hong Kong, which has 362 rooms, and Newton Hotel Kowloon, which has 176 rooms, are medium-tariff hotels. Patronage of these two hotels were generally maintained at relatively high level, showing average occupancy rate usually in the region of 80%. Further, the 525-room Miramar Hotel provides ideal accommodation to tourists at its prime location in the Tsimshatsui district in Kowloon.

Department Stores Operations

Since 1989, the Group has diversified its business into the department store sector through six department store outlets operating under the trade name of Citistores located in the New Territories and Kowloon.

Property Management

The Group has established and operated a property management company in Hong Kong known as Hang Yick Properties Management Limited ("Hang Yick") since 1974. Through Hang Yick the Group initially manages all properties which it develops, usually for a minimum of two years after which the projects' owner associations are free to continue using the Group's management services or to select alternative services. At present, this company manages over 160 properties and projects developed by the Group representing more than 55,000 units. These properties range from single-tower residential properties to large-scale shopping podiums situated in both urban and suburban districts in Hong Kong.

Goodwill Management Limited, a company which specialises in managing the office buildings owned by the Group for leasing purposes, was also established in January, 1992 by the Group.

In November 1996, another wholly-owned property management company named Well Born Real Estate Management Limited ("Well Born") was set up by the Group to provide real estate management services at sixteen medium to large-scale projects developed by the Group in urban areas and the New Territories since 1997.

Competition

The Group competes with other property developers in Hong Kong for the acquisition of suitable development sites and available investment properties. The Company believes that the extensive experience built up by its senior management in property investment, development, leasing and management will enable it to compete effectively. Furthermore, the Company believes that its strategy of site acquisition at reasonably low cost, its continuous focus on the development of quality properties and the provision of premium customer service will enable it to maintain its reputation as a developer and landlord of quality properties.

Insurance

The Group is covered by insurance policies arranged with reputable insurance agents which cover loss of rental, fire, flood, riot, strike, malicious damage, other material damage to property and development sites, business interruption and public liability.

The Group believes that its properties are covered with adequate insurance provided by reputable independent insurance companies and with commercially reasonable deductibles and limits on coverage. Notwithstanding the Group's insurance coverage, damage to the Group's buildings, facilities, equipment, or other properties as a result of occurrences such as fire, floods, water damage, explosion, power loss, typhoons and other natural disasters could nevertheless have a material adverse effect on the Group's financial condition and results of operations.

Government Regulations

The operations of the Group are subject to various laws and regulations of Hong Kong. The Group's activities conducted on its investment and development properties are limited by zoning ordinances and other regulations enacted by the Government. Developing properties, refurbishment and other re-development projects require Government permits, some of which may take longer to obtain than others. From time to time, the Government may impose new regulations on landlords such as mandatory retrofitting of upgraded safety and fire systems in all buildings. The Group's properties are subject to routine inspections by Government officials with regard to various safety and environmental issues. The Company believes that the Group is in compliance in all material respects with government safety regulations currently in effect. The Group has not experienced significant problems with Government regulations with regard to these issues, and is not aware of any pending Government legislation that might have a material adverse effect on its properties.

Environmental Matters

The Company believes that the Group is in compliance in all material respects with applicable environmental regulations in Hong Kong. The Company is not aware of any environmental proceedings or investigations to which it is or might become a party.

Legal Proceedings

Neither the Group nor any of its joint ventures are involved in any litigation which would have a material adverse effect on the business or financial position of the Group and its joint ventures.

Employees

As at 30 June 2003, a total of 6,300 personnel were engaged in the Group's operations, including people employed by the Group in the PRC.

The following table sets out the total number of people engaged in the operation of the Group as at 30 June 2001, 2002 and 2003:

As at 30 June		
2001	**2002**	**2003**
6,600	6,410	6,300

None of the Group's employees are members of a trade union and the Group has not experienced any strikes or disruptions due to labour disputes. The Company considers its relations with its employees to be good.

Listed Subsidiaries/Associated Companies

Henderson Investment Limited

The Group owns 73.48% of Henderson Investment as at 30 June 2003. Henderson Investment is listed on the Hong Kong Stock Exchange (stock code: 97). For the year ended 30 June 2003, Henderson Investment recorded a turnover of HK$1,181 million, profit before tax of HK$1,923 million and profit after tax and minority interests of HK$1,626 million.

Henderson Investment is an investment holding company. The investments of Henderson Investment include equity stakes in Hong Kong and China Gas, Hong Kong Ferry, Henderson Cyber and Miramar.

In August 1996, Henderson Investment was included as a constituent stock of the Hang Seng Index and has a total market capitalisation of approximately HK$28 billion (US$3.59 billion) as of 2 February 2004.

Henderson China Holdings Limited

The Group spun off its property business in the PRC and obtained a separate public listing for Henderson China through an initial public offering of shares in March, 1996. Henderson China is listed on the Hong Kong Stock Exchange (stock code: 246). As at 30 June 2003, the Group owns 65.45% of Henderson China.

For the year ended 30 June 2003, Henderson China recorded a turnover of HK$188 million, loss before tax of HK$381 million and loss after tax and minority interests of HK$395 million.

Henderson China is one of the earliest entrants into the PRC property market and is presently focused mainly in Beijing, Shanghai and Guangzhou. Projects already completed by Henderson China include the Henderson Centre Project located in Beijing and the Skycity Project located in Shanghai, comprising 3.1 million sq.ft. and 1.2 million sq.ft. respectively in gross floor area terms. Henderson Shopping Centre, the retail shopping podium of the Henderson Centre which measures 666,000 sq.ft. in attributable gross floor area represents the largest component of its investment property portfolio.

As at 30 June 2003, Henderson China owned 15 development sites which in aggregate amounted to approximately 25 million sq.ft. in total attributable gross floor area. In terms of gross floor area, sites in the Guangdong Province represent close to 80% of the development land bank. The majority of this development land bank is to be used for residential development purpose whilst permitted usages for the remaining land bank include residential/office, office and retail as well as ancillary facilities and carparks.

Strategic Investments In Listed Associated Companies

The Group's equity stakes in Hong Kong and China Gas, Hong Kong Ferry and Miramar are held for long term investment purposes. The combined contributions from these companies accounted for a substantial share of profits from associated companies which amounted to HK$1,507 million in the financial year 2003, representing 45.5% of the Company's profit before taxation.

The Hong Kong and China Gas Company Limited

As the sole supplier of piped gas in Hong Kong, Hong Kong and China Gas serves around 1,500,000 local customers spread all over Hong Kong, Kowloon, as well as the townships in the New Territories and North Lantau Island including Hong Kong International Airport. The main distribution system comprises gas pipes measuring approximately 3,000 kilometres in total. In the PRC, Hong Kong and China Gas is a member of the consortium that is undertaking the West-to-East gas pipeline project and it is also engaged in the downstream piped-gas distribution business in a number of mainland cities.

Besides engaging in the operation of towngas supply, Hong Kong and China Gas is also involved in the local property business. The King's Park Hill development project which consists of luxury homes and apartments, in which Hong Kong and China Gas took a 45% equity interest in 1995, was completed in early 2000. Hong Kong and China Gas also attained a 15% interest in the Airport Railway Hong Kong Station development in 1996, which contribute significantly to its rental income stream.

Hong Kong Ferry (Holdings) Company Limited

After running a passenger ferry operation for 80 years, this company has terminated its passenger ferry services as a result of the expiry of the ferry franchise on 31 March 1999 and the disposal of vessels and transfer of ferry licenses to New World First Ferry Services Limited on 15 January 2000. After the transfer, this company changed its principal business emphasis to property development and investment. To date, this company still maintains three vessels to provide dangerous goods carrier charter services and continues to operate a hotel on Lantau Island and travel agency.

In addition, this company also holds properties which include an old shipyard and industrial-usage site situate at 201 Tai Kok Tsui Road in Kowloon with a site area of approximately 228,595 sq.ft. This site is being developed as a large scale commercial/residential project with a gross floor area of approximately 1.71 million sq.ft.

Miramar Hotel and Investment Company, Limited

The main business activities of Miramar include property investment, hotel ownership and operation, restaurant operation, property development and travel agency services.

Since 1986 when Miramar embarked upon the first stage of its local property investment business by redeveloping a portion of the then 1200-room Hotel Miramar located on Nathan Road in Tsimshatsui into a commercial complex and down-sizing its hotel accommodation capacity to the current 500-room flagship Hotel Miramar, the scale of the hotel business of Miramar has gradually reduced with its core business shifted more to local property investment.

The completion of Miramar Shopping Centre by the first quarter of 1998 marked an end to a series of investment property redevelopment activity undertaken by Miramar. At present, the core investment properties of Miramar situated at the heart of Tsimshatsui comprise approximately 1,229,000 square feet in gross floor area comprising 696,000 square feet of commercial space in Miramar Tower, and a total of 533,000 square feet of retail shopping space in Miramar Shopping Centre and Hotel Miramar Shopping Arcade. In late 1998, these investment properties recorded satisfactory occupancy levels and will contribute towards strengthening the recurrent income stream of the company.

Henderson Cyber Limited

In line with the objective to diversify the business of the Group, Henderson Cyber was established to focus on businesses in the telecommunications and information technology fields. The principal activities of this company include the provision of infotainment and b2c e-commerce services by the "iCare" portal, the provision of data centre services by "Henderson Data Centre", the operation of a wireless fixed telecommunications network system by "Eastar Technology Limited", the design of high technology network infrastructures for commercial and residential properties by "Future Home", and investment in suitably identified projects in the high technology field. This company was listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited in July, 2000 and raised net proceeds of approximately HK$900 million. The interests of Henderson Investment and Hong Kong and China Gas in this company after its public listing were 66.67% and 18.05% respectively.

Other Subsidiaries

A list of the principal subsidiaries of the Company as at 30 June 2003 is set out in the notes to the audited consolidated financial statements of the Company for the year ended 30 June 2003.

OPERATIONAL REVIEW OF FISCAL YEAR 2002 AND 2003

The following discussion should be read in conjunction with the audited consolidated financial statements of the Group and related notes thereto. References below to "Fiscal 2001", "Fiscal 2002" and "Fiscal 2003" are references to the years ended, and as at, 30 June 2001, 2002 and 2003, respectively.

The Group's turnover from operations is derived principally from its property development and property leasing businesses. Turnover from property development has been affected by the declining economy in Hong Kong in recent years, aggravated by the impact of the outbreak of SARS between December 2002 and July 2003, resulting in lower unit prices for property sold and downward adjustments in rentals for property leased. Lower unit prices, particularly relating to residential developments, have also resulted in decreased operating profit margins which have been in part offset by an increase in the Group's project completions in Hong Kong in 2003. Cost of land is the largest single component of the Group's property development costs.

Turnover in the Group's property investment, consisting primarily of rental income from office and retail space held for investment, has remained relatively stable in recent years, despite the continuing difficult market conditions in Hong Kong, principally as a result of the Group's positioning strategy for the Group's rental property portfolio, whereby, for example, rental retail shopping centres of the Group are situated in the centre of new towns and along mass transport railway networks. Tenants of the Group's retail and office investment properties are typically small and medium enterprises with leases signed up for two to three years. Major tenants in some of the Group's larger office and retail investment properties often have longer leases.

Other significant components of turnover include finance, building construction, investment in infrastructure projects in the PRC and investments in hotel and department store operations. The Group's finance business relates to housing mortgage loans extended to end-buyers of the Group's residential development properties. The Group's building construction business is focused on property developments in which the Group participates. The Group often bids on construction contracts for property developments in which the Group has a joint venture interest. Revenue and profit from these activities are recognised only upon project completion. Thus, building construction results can vary significantly from year to year depending on the size, number and duration of projects being worked on. The Group generally recognises in full revenue from sales of units financed by the Group's customer financing operations.

The Group also derives a substantial contribution to its profit attributable to shareholders from its share of profits less losses of associated companies and jointly controlled entities, including its strategic investments held through Henderson Investment.

Results of Operations

Comparison of Fiscal 2003 to Fiscal 2002. Total turnover for the Group increased 23.1% from HK$6,230 million (US$799 million) in Fiscal 2002 to HK$7,667 million (US$983 million) in Fiscal 2003, while profit from operations decreased 29.1% from HK$1,753 million (US$225 million) in Fiscal 2002 to HK$1,243 million (US$159 million) in Fiscal 2003.

Property development continued to be the largest contributor to the Group's turnover from operations, constituting 51.0% of the Group's total turnover in Fiscal 2003. Between 1 July 2002 and 30 June 2003, the Group completed nine projects totalling approximately 3.5 million square feet in attributable floor area and generated property development revenues of HK$3,910 million (US$501 million), representing a significant increase of 124.1% over a turnover of HK$1,745 million (US$224 million) in Fiscal 2002. Property development in residential properties constituted the major portion of the Group's property trading revenues in Fiscal 2003.

Despite the increase in turnover, the Group recorded a loss of HK$244 million (US$31 million) in respect of its property development business in Fiscal 2003, representing a 520.7% decrease compared to a profit of HK$58 million (US$7 million) in Fiscal 2002. This decrease in profit for the Group's property development business in Fiscal 2003 was principally due to the effect of lower unit prices for property sold, which continued to be driven by the declining economy in Fiscal 2003 and the impact of the outbreak of SARS between December 2002 and July 2003, together with provisions made for the Group's completed properties in Hong Kong and the Group's certain property projects of Henderson China in the PRC.

Property leasing contributed 26.2% of the Group's total turnover in Fiscal 2003, amounting to a turnover of HK$2,012 million (US$258 million), and representing a slight decrease of 2.7% over HK$2,068 million (US$265 million) in Fiscal 2002. Profit from property leasing decreased slightly by 8.1% from HK$1,329 million (US$170 million) in Fiscal 2002 to HK$1,222 million (US$157 million) in Fiscal 2003. Despite the continuing difficult conditions for the overall rental market in Hong Kong and the impact of SARS, the performance of the rental properties of the Group, the majority of which are retail shopping centres, remained relatively stable and decreased only slightly in Fiscal 2003. This was principally due to the Group's positioning strategy for the Group's rental property portfolio, whereby rental retail shopping centres of the Group are situated in the centre of new towns or are located along mass transport railway networks.

Building construction business contributed 8.6% of the Group's total turnover in Fiscal 2003, amounting to a turnover of HK$661 million (US$85 million), and representing a decrease of 30.7% compared to HK$954 million (US$122 million) in Fiscal 2002. The decrease in turnover from the Group's building construction business was principally as a result of the Group's construction arms, being confined to construction work on the Group's projects in Fiscal 2003, in contrast to activities on projects for affiliated and associated companies in the Group in Fiscal 2002. Profit from the Group's building construction, however, increased by 123.5% from HK$17 million (US$2 million) in Fiscal 2002 to HK$38 million (US$5 million) in Fiscal 2003. The increase in profit from the Group's building construction business was mainly attributed to the effective cost saving measures adopted by the construction arms which substantially brought down contingency costs previously provided for in respect of earlier completed construction contract work.

The Group's investment in infrastructure projects in the PRC contributed 2.8% of the Group's total turnover in Fiscal 2003, amounting to a turnover of HK$216 million (US$28 million), and representing a slight decrease of 2.3% over HK$221 million (US$28 million) in Fiscal 2002. Profit from the Group's investment in infrastructure projects in the PRC also decreased slightly by 4.1% from HK$145 million (US$19 million) in Fiscal 2002 to HK$139 million (US$18 million) in Fiscal 2003. The decrease in turnover and profit from the Group's investment in infrastructure projects in the PRC is attributable to the decrease in revenue caused by reduced traffic flow for the Group's toll roads and bridges in the PRC.

The Group's finance business contributed 1.6% of the Group's total turnover in Fiscal 2003, amounting to a turnover of HK$120 million (US$15 million), and representing a decrease of 31.4% over HK$175 million (US$22 million) in Fiscal 2002. Profit from the Group's finance services decreased by 28.5% from HK$123 million (US$16 million) in Fiscal 2002 to HK$88 million (US$11 million) in Fiscal 2003. The decrease in turnover and profit from the Group's finance services is attributable to the decreased interest income as a result of continuous decline in mortgage interest rates as well as an increase in the writing-off of bad debts in Fiscal 2003.

The Group's share of profits less losses of associated companies and jointly controlled entities was HK$2,093 million (US$268 million) in Fiscal 2003 compared with HK$1,410 million (US$181 million) in Fiscal 2002. The increase was principally attributable to surplus mainly arising from disposal of properties of such jointly owned-entities.

Comparison of Fiscal 2002 to Fiscal 2001. Total turnover for the Group decreased 31.5%, from HK$9,096 million (US$1,166 million) in Fiscal 2001 to HK$6,230 million (US$799 million) in Fiscal 2002, and profit from operations decreased 57.1% from HK$4,086 million (US$524 million) in Fiscal 2001 to HK$1,753 million (US$225 million) in Fiscal 2002.

Property development contributed 28% of the Group's total turnover in Fiscal 2002, amounting to a turnover of HK$1,745 million (US$224 million), and representing a decrease of 65.1% over HK$4,998 million (US$641 million) in Fiscal 2001. Profit from property development decreased by 96.0% from HK$1,462 million (US$187 million) in Fiscal 2001 to HK$58 million (US$7 million) in Fiscal 2002. The decrease in turnover and profit from the Group's property development business were attributable to a substantial reduction in the projects completed by the Group, to a total of approximately only 580,000 square feet in attributable floor area in Fiscal 2002, as well as the lower unit prices for property sold during a period of slowdown in the property market in Hong Kong.

Property leasing contributed 33.2% of the Group's total turnover in Fiscal 2002, amounting to a turnover of HK$2,068 million (US$265 million), and representing an increase of 5.5% over HK$1,960 million (US$251 million) in Fiscal 2001. Profit from property leasing also increased by 2.0% from HK$1,303 million (US$167 million) in Fiscal 2001 to HK$1,329 million (US$170 million) in Fiscal 2002. The increase in the turnover and profit from the Group's property leasing business was principally due to an increase in rent levels against a general decline in the overall investment property market in Hong Kong over the same period, as a result of the Group's positioning strategy for the Group's rental property portfolio, whereby rental retail shopping centres of the Group are situated in the centre of new towns or are located along mass transport railway networks.

Building construction business contributed 15.3% of the Group's total turnover in Fiscal 2002, amounting to a turnover of HK$954 million (US$122 million), and representing a significant increase of 159.9% over HK$367 million (US$47 million) in Fiscal 2001. Profit from the Group's building construction also increased by 6.3% from HK$16 million (US$2 million) in Fiscal 2001 to HK$17 million (US$2 million) in Fiscal 2002. The Group recorded an increase in profit of only 6.3% mainly due to lower profit margin generated under a competitive business environment.

The Group's investment in infrastructure projects in the PRC contributed 3.5% of the Group's total turnover in Fiscal 2002, amounting to a turnover of HK$221 million (US$28 million), and representing an increase of 37.3% over HK$161 million (US$21 million) in Fiscal 2001. Profit from the Group's investment in infrastructure projects in the PRC also increased 34.3% from HK$108 million (US$14 million) in Fiscal 2001 to HK$145 million (US$19 million) in Fiscal 2002. The increase in turnover and profit from the Group's investment in infrastructure projects in the PRC was because Fiscal 2002 was the first full year after China Investment Group Limited, the company through which the Group invests in its infrastructure projects in the PRC, became a subsidiary of the Group.

The Group's finance business contributed 2.8% of the Group's total turnover in Fiscal 2002, amounting to a turnover of HK$175 million (US$22 million), and representing a decrease of 71.5% over HK$614 million (US$79 million) in Fiscal 2001. Profit from the Group's finance services decreased by 77.0% from HK$535 million (US$69 million) in Fiscal 2001 to HK$123 million (US$16 million) in Fiscal 2002. The decrease in turnover and profit from the Group's finance services is attributable to the reduction of the total loan portfolio as a result of pre-payment of a portion of the total loans by borrowers and the reduction in interest income following the substantial decline in interest rates in the market.

The Group's share of profits less losses of associated companies and jointly controlled entities was HK$1,410 million (US$181 million) in Fiscal 2002 compared with HK$1,373 million (US$176 million) in Fiscal 2001. The increase was principally attributable to increase in share of profits contributed by the Group's listed associated companies.

Financial Condition and Liquidity

Property development and investment activities are capital intensive and the Group has contracted substantial commitments over the next few years. The Group has historically funded its capital needs primarily through internally generated funds from operations (including pre-sale deposits), supplemented by external unsecured revolving credit facilities (a substantial portion of which consists of committed lines of credit), term loans and, to a lesser extent, debt securities and equity issues. Working capital and capital expenditure requirements in Fiscal 2003 were financed principally through cash flow from operating activities, existing cash balances and increases in borrowings. Although the Group has significant capital commitments for its projects under development, the Group believes that, with existing cash and cash equivalent balances, together with the net proceeds of the Notes, the proceeds from pre-sales of its development properties and bank financing, it will have adequate sources of capital for its continuing operations.

As of 30 June 2003 the Group had cash and cash equivalents, net of cash held in escrow for properties pre-sold, of HK$2,363 million (US$303 million).

Through the retention of profits in past years, the Group has built a substantial capital base. As of 30 June 2003, the Group had shareholders' equity of HK$53.9 billion (US$6.9 billion).

The officers and members of the board of directors of the Company as at the date of this Offering Circular are as follows:

Executive Directors:
Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee King Yue
Fung Lee Woon King
Leung Sing
Eddie Lau Yum Chuen
Li Ning
Lee Ka Shing
Patrick Kwok Ping Ho
Ho Wing Fun
John Yip Ying Chee
Suen Kwok Lam

Independent Non-executive Directors:
Lo Tak Shing *(Vice Chairman)*
Woo Po Shing
Leung Hay Man
Angelina Lee Pui Ling
Vincent Liang *(Alternate Director to Lo Tak Shing)*
Jackson Woo Ka Biu *(Alternate Director to Woo Po Shing)*

Non-executive Directors:
Lee Tat Man
Kan Fook Yee

The biographies of the Executive Directors, Independent Non-executive Directors, and Non-executive Directors at 30 June 2003 were as follows:

Executive Directors

Dr. LEE Shau Kee, D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D. (Hon.), aged 74, is the founder of the Company. He has been the Chairman and Managing Director of the Company since 1976 and has been engaged in property development in Hong Kong for more than 45 years. He is also the founder and the chairman and managing director of Henderson Investment Limited, the chairman of The Hong Kong and China Gas Company Limited, Miramar Hotel and Investment Company, Limited and Henderson Cyber Limited, the vice chairman of Sun Hung Kai Properties Limited as well as a director of Henderson China Holdings Limited, Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. Dr. Lee is a director of Henderson Development Limited, Glorious Asia S.A., Believegood Limited and Cameron Enterprise Inc. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Mr. Lee Tat Man and Madam Fung Lee Woon King, the father of Ms. Lee Pui Man, Margaret, Mr. Lee Ka Kit and Mr. Lee Ka Shing and the father-in-law of Mr. Li Ning.

LEE Ka Kit, aged 40, National Committee Member of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1985 and Vice Chairman since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the PRC business of Henderson Land Group since he joined the Company in 1985. Mr. Lee is also the chairman and president of Henderson China Holdings Limited, the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Investment Limited, an executive director of

Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development which has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

LAM Ko Yin, Colin, B.Sc., A.C.I.B., M.B.I.M., FCILT., aged 52, joined the Company in 1982 and has been an Executive Director since 1985 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 30 years' experience in banking and property development. He is also the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Investment Limited, an executive director of Henderson China Holdings Limited and Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. Mr. Lam is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited and Believegood Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LEE King Yue, aged 77, has been an Executive Director of the Company since 1976. He joined Henderson Development Limited, the parent company of the Company on its incorporation in 1973 and has been engaged with Chairman in property development for over 45 years. He is also an executive director of Henderson Investment Limited and Henderson China Holdings Limited. Mr. Lee is a director of Glorious Asia S.A., Believegood Limited and Cameron Enterprise Inc. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

FUNG LEE Woon King, aged 65, has been an Executive Director of the Company since 1976. She joined Henderson Development Limited ("Henderson Development"), the parent company of the Company as treasurer in 1974 and has been an executive director of Henderson Development since 1979. She is also the treasurer of Henderson Development Group, Henderson Land Group and Henderson Investment Group and Henderson China Group. Mrs. Fung is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development, Glorious Asia S.A., Believegood Limited and Cameron Enterprise Inc. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. She is the sister of Dr. Lee Shau Kee and Mr. Lee Tat Man.

LEUNG Sing, aged 66, has been an Executive Director of the Company since 1985. He has over 35 years' experience in property development. Mr. Leung is also an executive director of Henderson China Holdings Limited.

LAU Yum Chuen, Eddie, aged 57, has been an Executive Director of the Company since 1987. He has over 30 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Investment Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited.

LI Ning, B.Sc., M.B.A., aged 46, has been an Executive Director of the Company since 1992. He holds a B.Sc. degree from Babson College and a M.B.A. degree from the University of Southern California. Mr. Li is also an executive director of Henderson Investment Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited. He is the son-in-law of Dr. Lee Shau Kee, the spouse of Ms. Lee Pui Man, Margaret and the brother-in-law of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

LEE Ka Shing, aged 32, a Committee Member of the 9th Guangxi Zhuangzu Zizhiqu Committee of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1993. He was educated in Canada. He is also an executive director of Henderson Development Limited ("Henderson Development"), Henderson Investment Limited, Henderson China Holdings Limited and Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development and Believegood Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Kit and the brother-in-law of Mr. Li Ning.

KWOK Ping Ho, Patrick, B.Sc., M.Sc., Post-Graduate Diploma in Surveying, A.C.I.B., aged 51, joined the Company in 1987 and has been an Executive Director since 1993. He holds a B.Sc. (Engineering) degree as well as a M.Sc. (Administrative Sciences) degree and he is also a holder of the Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. He is also an executive director of Henderson Investment Limited and Henderson China Holdings Limited.

HO Wing Fun, aged 70, has been an Executive Director of the Company since 1997. He joined Henderson Development Limited in 1975 and has over 45 years' experience in operational management of property investment and development, specializing in accounting, auditing and taxation. Mr. Ho is also an executive director of Henderson Investment Limited and Henderson China Holdings Limited.

YIP Ying Chee, John, LL.B., F.C.I.S., aged 54, joined the Company as Group Company Secretary in 1996 and has been an Executive Director of the Company since 1997. Mr. Yip is also an executive director of Henderson Cyber Limited. He graduated from the University of Hong Kong and the London School of Economics and is a solicitor and a certified public accountant. He has over 25 years' experience in corporate finance, and corporate and investment management.

SUEN Kwok Lam, H.I.R.E.A, aged 56, joined the Company in 1997 and has been an Executive Director of the Company since January 2002. He is also an executive director of Henderson Investment Limited. He is the President of Hong Kong Association of Property Management Companies, a Council Member of Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 30 years' experience in property management.

Independent Non-executive Directors

The Hon LO Tak Shing, G.B.M., J.P., aged 68, was awarded the Grand Bauhinia Medal in July 1997, has been a Director and Vice Chairman of the Company since 1981. He is a solicitor and a director of Swire Pacific Limited. He was the vice chairman of the Basic Law Consultative Committee, a committee member of the Preliminary Committee of the Preparatory Committee from July 1993 and a committee member of The Preparatory Committee of the Hong Kong Special Administrative Region from December 1995.

Sir Po-shing WOO, Hon. LL.D., F.C.I.Arb., F.I.Mgt., F.Inst.D., F.H.K.M.A., aged 74, has been a Director of the Company since 1981. He is a solicitor and a Consultant of Woo, Kwan, Lee & Lo, Solicitors & Notaries. He is also a director of Henderson Investment Limited and Sun Hung Kai Properties Limited. He was awarded Hon. LL.D. by the City University of Hong Kong and is a Fellow of the King's College of London as well as Honorary Professor of Nankai University of Tianjin. Sir Po-shing Woo became Fellow of The Hong Kong Management Association in 2000. He is also the founder of Woo Po Shing Medal in Law and Woo Po Shing Overseas Summer School Travelling Scholarship, both at the University of Hong Kong. Sir Po-shing Woo is also the founder of the Woo Po Shing Professor (Chair) of Chinese and Comparative Law in City University. Sir Po-shing Woo is a director of Henderson Development Limited which has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the father of Mr. Woo Ka Biu, Jackson.

LEUNG Hay Man, F.R.I.C.S., F.C.I.Arb., F.H.K.I.S., aged 69, has been a Director of the Company since 1981. He is a Chartered Surveyor. He is also a director of Henderson Investment Limited, Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited.

LEE Pui Ling, Angelina, J.P., LL.B., F.C.A., aged 54, has been a Director of the Company since 1996. She is a practising solicitor and is also a Fellow of the Institute of Chartered Accountants in England and Wales. She is active in community services and currently serves on a number of statutory, advisory and appeal committees.

Vincent LIANG, aged 58, has been the Alternate Director to The Hon Lo Tak Shing, Director of the Company, since 1986. He is a solicitor.

WOO Ka Biu, Jackson, MA (Oxon), aged 41, has been the Alternate Director to Sir Po-shing Woo, Director of the Company, since July 2000. Mr. Woo is also an Independent Non-Executive Director of Henderson Cyber Limited. He is a director of N M Rothschild & Sons (Hong Kong) Limited ("Rothschild"). He holds a MA degree in Jurisprudence from the Oxford University and is a qualified solicitor in England and Wales, Hong Kong Special Administrative Region and Australia. Prior to joining Rothschild, Mr. Woo was a partner in the corporate finance department of Woo, Kwan, Lee & Lo and is now a consultant of Woo, Kwan, Lee & Lo. He is the son of Sir Po-shing Woo.

Non-executive Directors

LEE Tat Man, aged 66, has been a Director of the Company since 1976. He has been engaged in property development in Hong Kong for more than 25 years and is also an executive director of Henderson Investment Limited. Mr. Lee is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Glorious Asia S.A. and Cameron Enterprise Inc. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Dr. Lee Shau Kee and Mrs. Fung Lee Woon King.

KAN Fook Yee, SBS., F.H.K.I.S., F.R.I.C.S., F.C.I.Arb., aged 67, has been a Director of the Company since 1997. He was an Executive Director of Henderson China Holdings Limited from June 1997 until February 2003, when he became a Non-executive Director of Henderson China Holdings Limited. In addition to his being a barrister-at-law, Mr. Kan is also a fellow member of The Hong Kong Institute of Surveyors, The Royal Institution of Chartered Surveyors and The Chartered Institute of Arbitrators. He has many years' experience in the field of property surveying.

Senior Management

LAU Chi Keung, J.P., F.R.I.C.S., F.H.K.I.S., A.C.I.Arb., aged 54, joined the Company in 1981 and is presently the General Manager of Project Management Department. He is a Fellow Member of The Royal Institution of Chartered Surveyors and The Hong Kong Institute of Surveyors. He is also an Authorised Person (List III) under the Buildings Ordinance and has over 31 years' experience in property development. Mr. Lau is an executive director of Henderson Investment Limited. He was appointed as Justice of the Peace by the Government of the Hong Kong Special Administrative Region in 2001.

LEE Pui Man, Margaret, B.A. (Hons), aged 42, joined the Company in 1984 and is presently the General Manager of Marketing Department since 1988. She holds a B.A. (Honours) degree from the University of London and has over 19 years' experience in marketing development. She is the daughter of Dr. Lee Shau Kee, the spouse of Mr. Li Ning and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

CHEUNG Ping Keung, Donald, B.A., F.R.I.C.S., A.A.C.I., F.H.K.I.S., M.H.I.R.E.A., R.P.S., aged 48, joined the Company in 1992 and is presently the General Manager of Sales Department. He holds a B.A. (Honours) degree from the University of London and is a Chartered Valuation Surveyor and an Accredited Canadian Appraiser. He has over 25 years' experience in property development, professional general practice surveying and real estate agency in Hong Kong, China and Canada. Mr. Cheung is an executive director of Henderson Investment Limited.

Substantial Shareholders' Interests

As at 30 June 2003, the interests and short positions of every person, other than directors of the Company, in the Shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance ("SFO") were as follows:

Long Positions	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	1,122,938,300	65.21
Riddick (Cayman) Limited (Note 1)	1,122,938,300	65.21
Hopkins (Cayman) Limited (Note 1)	1,122,938,300	65.21
Henderson Development Limited (Note 1)	1,122,745,800	65.19
Glorious Asia S.A. (Note 1)	538,437,300	31.27
Believegood Limited (Note 1)	222,045,300	12.89
Person other than Substantial Shareholders:		
Cameron Enterprise Inc. (Note 1)	145,090,000	8.42

Directors' Interests

As at 30 June 2003, the interests and short positions of each director of the Company in the Shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares *(unless otherwise specified)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Land Development Company Limited	Lee Shau Kee	1			1,122,938,300		1,122,938,300	65.21
	Lee Ka Kit	1				1,122,938,300	1,122,938,300	65.21
	Lee Ka Shing	1				1,122,938,300	1,122,938,300	65.21
	Li Ning	1		1,122,938,300			1,122,938,300	65.21
	Lee Tat Man		748,000				748,000	0.04
	Lo Tak Shing		11,000				11,000	0.00
	Lee Pui Ling, Angelina(*)		30,000				30,000	0.00
	Kan Fook Yee	2		24,000			24,000	0.00
	Lee King Yue	3	26,400	16,500	19,800		62,700	0.00
	Fung Lee Woon King		1,000,000				1,000,000	0.06
	Leung Sing		85,600				85,600	0.00
	Ho Wing Fun		100				100	0.00
	Woo Ka Biu, Jackson	4		2,000			2,000	0.00

Note:

(*) Lee Pui Ling, Angelina, is a partner of Woo, Kwan, Lee and Lo, the legal adviser to the Issuer and the Guarantor on Hong Kong law in relation to the issue of the Notes. Woo, Kwan, Lee and Lo will receive normal professional fees in connection with matters relating to the issue of the Notes and this Offering Circular.

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Investment Limited	Lee Shau Kee	5	34,779,936		2,075,859,007		2,110,638,943	74.92
	Lee Ka Kit	5				2,075,859,007	2,075,859,007	73.68
	Lee Ka Shing	5				2,075,859,007	2,075,859,007	73.68
	Li Ning	5		2,075,859,007			2,075,859,007	73.68
	Lee Tat Man		6,666				6,666	0.00
	Lo Tak Shing		404,375				404,375	0.01
	Lee King Yue	6	959,028	42,711			1,001,739	0.04
	Leung Sing		150,000				150,000	0.01
	Ho Wing Fun		1,100				1,100	0.00
Henderson China Holdings Limited	Lee Shau Kee	7			325,133,977		325,133,977	65.45
	Lee Ka Kit	7				325,133,977	325,133,977	65.45
	Lee Ka Shing	7				325,133,977	325,133,977	65.45
	Li Ning	7		325,133,977			325,133,977	65.45
	Woo Ka Biu, Jackson		544,802				544,802	0.11
Henderson Cyber Limited	Lee Shau Kee	8	173,898		4,244,996,094		4,245,169,992	84.90
	Lee Ka Kit	8				4,244,996,094	4,244,996,094	84.90
	Lee Ka Shing	8				4,244,996,094	4,244,996,094	84.90
	Li Ning	8		4,244,996,094			4,244,996,094	84.90
	Lee Tat Man		33				33	0.00
	Lo Tak Shing		2,021				2,021	0.00
	Lam Ko Yin, Colin		55				55	0.00
	Lee King Yue	9	4,795	588			5,383	0.00
	Leung Sing		750				750	0.00
	Ho Wing Fun		5				5	0.00
The Hong Kong and China Gas Company Limited	Lee Shau Kee	10	3,226,174		2,157,017,776		2,160,243,950	38.28
	Lee Ka Kit	10				2,157,017,776	2,157,017,776	38.22
	Lee Ka Shing	10				2,157,017,776	2,157,017,776	38.22
	Li Ning	10		2,157,017,776			2,157,017,776	38.22
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	11	7,799,220		111,636,090		119,435,310	33.52
	Lee Ka Kit	11				111,636,090	111,636,090	31.33
	Lee Ka Shing	11				111,636,090	111,636,090	31.33
	Li Ning	11		111,636,090			111,636,090	31.33
	Lam Ko Yin, Colin		150,000				150,000	0.04
	Fung Lee Woon King		465,100				465,100	0.13
	Leung Hay Man		2,250				2,250	0.00
Miramar Hotel and Investment Company, Limited	Lee Shau Kee	12			252,169,250		252,169,250	43.69
	Lee Ka Kit	12				252,169,250	252,169,250	43.69
	Lee Ka Shing	12				252,169,250	252,169,250	43.69
	Li Ning	12		252,169,250			252,169,250	43.69
	Kan Fook Yee	13		20,000			20,000	0.00
	Woo Po Shing	14	2,705,000		2,455,000		5,160,000	0.89
Henderson Development Limited	Lee Shau Kee	15			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	16			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	17	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	15				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	16				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
	Lee Ka Kit	17				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	15				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	16				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	17				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	15		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	16		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	17		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00
Angelfield Investment Limited	Lam Ko Yin, Colin	18			1		1	50.00
Best Homes Limited	Lee Shau Kee	19			26,000		26,000	100.00
	Lee Ka Kit	19				26,000	26,000	100.00
	Lee Ka Shing	19				26,000	26,000	100.00
	Li Ning	19		26,000			26,000	100.00
China Investment Group Limited	Woo Ka Biu, Jackson	20			16,000		16,000	5.33
Drinkwater Investment Limited	Leung Hay Man	21			5,000		5,000	4.49
	Woo Po Shing	22			3,250		3,250	2.92
Feswin Investment Limited	Lee Ka Kit	23			5,000	5,000	10,000	100.00
Fordley Investment Limited	Fung Lee Woon King		2,000				2,000	20.00
Gain Base Development Limited	Fung Lee Woon King		50				50	5.00
Henfield Properties Limited	Lee Ka Kit	24			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	25			100		100	100.00
	Lee Ka Kit	25				100	100	100.00
	Lee Ka Shing	25				100	100	100.00
	Li Ning	25		100			100	100.00
Land Fortune Development Limited	Lo Tak Shing	26			1		1	16.67
Maxfine Development Limited	Lee Ka Kit	27			3,050*	3,050*	3,050	33.33
Perlin Development Limited	Lee Ka Kit	28			5	5	10	100.00
Pettystar Investment Limited	Lee Shau Kee	29			3,240		3,240	80.00
	Lee Ka Kit	29				3,240	3,240	80.00

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
	Lee Ka Shing	29				3,240	3,240	80.00
	Li Ning	29		3,240			3,240	80.00
Pochette Investment Limited	Leung Hay Man	30			40		40	2.00
Quickcentre Properties Limited	Lee Ka Kit	31			1	1	2	100.00
Shellson International Limited	Lee Ka Kit	32			25	75	100	100.00
Zenger Investment Limited	Fung Lee Woon King		1				1	5.00
	Leung Sing		2				2	10.00

* *relate to the same shares*

As at 30 June 2003, the following directors of the Company had interests in options to subscribe for shares in Henderson Cyber Limited and Henderson China Holdings Limited, both being subsidiaries of the Company:

Name of Company	Name of Director	Note	Number of share options outstanding at 30 June 2003
Henderson Cyber Limited	Lee Shau Kee		2,400,000
	Colin Lam Ko Yin		1,200,000
	Lee Ka Kit		1,200,000
	Lee Ka Shing		1,200,000
	John Yip Ying Chee		1,200,000
	Patrick Kwok Ping Ho		600,000
	Li Ning	33	400,000
	Ho Wing Fun		400,000
	Suen Kwok Lam		400,000
Henderson China Holdings Limited	Colin Lam Ko Yin		1,500,000
	Lee Ka Kit		1,500,000

Notes:

1 Of these 1,122,938,300 Shares, (i) 570,743,800 Shares were owned by Henderson Development Limited ("HD"); (ii) 7,092,000 Shares and 870,100 Shares were respectively owned by Sandra Investment Limited and Mightygarden Limited, both of which were wholly-owned subsidiaries of HD; (iii) 222,045,300 Shares, 145,090,000 Shares, 61,302,000 Shares, 55,000,000 Shares and 55,000,000 Shares were respectively owned by Believegood Limited, Cameron Enterprise Inc., Prosglass Investment Limited, Fancy Eye Limited and Spreadral Limited, all of which were wholly-owned subsidiaries of Glorious Asia S.A. which in turn was 100% held by HD; (iv) 5,602,600 Shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 36.72% held by Henderson Investment Limited ("HI"). HI was 73.48% held by Henderson Land Development Company Limited ("HL") which in turn was 65.19% held by HD; and (v) 192,500 Shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these Shares by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these Shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these Shares by virtue of the SFO.

2 These 24,000 Shares were owned by the wife of Mr. Kan Fook Yee.

3 These 16,500 Shares were owned by the wife of Mr. Lee King Yue and 19,800 Shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

4 These 2,000 Shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

5 Of these 2,075,859,007 shares, (i) 802,854,200 shares, 602,168,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (ii) 5,615,148 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL and Fu Sang as set out in Note 1 and HI by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

6 These 42,711 shares were owned by the wife of Mr. Lee King Yue.

7 Of these 325,133,977 shares, 175,000,000 shares, 75,233,977 shares and 74,900,000 shares were respectively owned by Primeford Investment Limited, Timsland Limited and Quantum Overseas Limited, all of which were wholly-owned subsidiaries of Brightland Enterprises Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 1 and Henderson China Holdings Limited ("HC") by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

8 Of these 4,244,996,094 shares, (i) 902,700,000 shares were owned by Technology Capitalization Limited, a wholly-owned subsidiary of Towngas Investment Company Limited which in turn was 100% held by China Gas; 3,333,213,616 shares were owned by Felix Technology Limited, a wholly-owned subsidiary of Best Selection Investments Limited which in turn was 100% held by HI; (iii) 4,014,271 shares, 1,816,644 shares, 1,714,027 shares, 1,086,250 shares and 423,211 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (iv) 28,075 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HI, HL and Fu Sang as set out in Notes 1, 5 and 10 and Henderson Cyber Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

9 These 588 shares were owned by the wife of Mr. Lee King Yue.

10 Of these 2,157,017,776 shares, (i) 1,159,024,597 shares, 484,225,002 shares and 429,321,946 shares were respectively owned by Disralei Investment Limited, Medley Investment Limited and Macrostar Investment Limited, all of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 3,966,472 shares were owned by Mightygarden Limited, a wholly-owned subsidiary of HD; and (iii) 80,479,759 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Notes 1 and 5 and China Gas by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

11 Of these 111,636,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HI; and (ii) 41,436,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 5 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

12 Of these 252,169,250 shares, 100,612,750 shares, 79,121,500 shares and 72,435,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 5 and Miramar Hotel and Investment Company, Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

13 These 20,000 shares were owned by the wife of Mr. Kan Fook Yee.

14 These 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

15 These 8,190 shares were held by Hopkins as trustee of the Unit Trust.

16 These 3,510 shares were held by Hopkins as trustee of the Unit Trust.

17 These 15,000,000 shares were owned by Fu Sang.

18 The 1 share was held by Flourish Land Company Limited which was 99% owned by Mr. Lam Ko Yin, Colin.

19 Of these 26,000 shares, (i) 10,400 shares were owned by HL; (ii) 2,600 shares were owned by HD; and (iii) 13,000 shares were owned by Manifest Investments Limited which was 50% held by Wealth Sand Limited which in turn was 70% held by Firban Limited. Firban Limited was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

20 These 16,000 shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.

21 These 5,000 shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

22 These 3,250 shares were held by Coningham Investment Inc. which was wholly-owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

23 Of these 10,000 shares, (i) 5,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

24 Of these 10,000 shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

25 Of these 100 shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

26 The 1 share was held by Bull City Limited which was 50% owned by Mr. Lo Tak Shing.

27 These 3,050 shares were owned by Quickcentre Properties Limited which was 50% each owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit and Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

28 Of these 10 shares, (i) 5 shares were owned by Heleken Development Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

29 Of these 3,240 shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

30 These 40 shares were held by Golovanov Investment Limited which was wholly-owned by Mr. Leung Hay Man.

31 Of these 2 shares, (i) 1 share was owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 1 share was owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

32 Of these 100 shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

33 The number of share options offered and accepted included the option to subscribe for 200,000 shares in Henderson Cyber Limited granted to the spouse of Mr. Li Ning.

DESCRIPTION OF THE SHARES

Set out below is certain information concerning the Shares and a summary of certain provisions of the Company's Articles of Association (the "Articles") and certain other information concerning the Company. Such summary does not purport to be complete and is qualified in its entirety by reference to the full Articles.

General Meetings and Voting Rights

The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it; and not more than fifteen months or such longer period as the Register of Companies may in any particular case authorise in writing shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as the board of Directors of the Company ("the Board") shall appoint. The Directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary meetings shall also be convened on requisition as provided by the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) ("the Ordinance") or, in default, may be convened by the requisitionists.

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of Shares, at any general meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a representative duly authorised under section 115 of the Ordinance, shall have one vote, and on a poll every member present in person or by proxy shall have one vote for every fully paid Share of which he is the holder and have for every partly paid Share of which he is the holder the fraction of one vote equal to the proportion which the nominal amount due and paid up thereon bears to the nominal value of the Share, but no amount paid or credited as paid up on a Share in advance of calls shall be treated for the purposes of the Articles as paid up on the Share. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) duly demanded.

Directors

The number of Directors shall not be less than two.

The Company in general meeting by ordinary resolution may or the Board from time to time and at any time shall appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

The Company may by special resolution remove any Director (including a Managing Director or other Executive Director) before the expiration of his period of office notwithstanding anything in the Articles or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract of service between him and the Company) and may elect another person in his stead. Any person so elected shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but not be taken into account in determining the Directors who are to retire by rotation at such meeting.

A Director shall not be required to hold any qualification Shares but shall nevertheless be entitled to attend and speak at all general meetings of the Company and of any class of members of the Company.

No Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in

which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

Alteration of Capital

The Company in general meeting may from time to time, whether all the Shares for the time being authorised shall have been issued or all the Shares for the time being issued shall have been fully paid up or not, by ordinary resolution increase its share capital by the creation of new Shares, such new capital to be of such amount and to be divided into Shares of such respective amounts as the resolution shall prescribe.

The Company may from time to time by ordinary resolution:

(i) consolidate or divide all or any of its share capital into Shares of larger or smaller amount than its existing Shares;

(ii) cancel any Shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled; and

(iii) sub-divide its Shares or any of them into Shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Ordinance.

The Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner authorised and subject to any conditions prescribed by law.

Variation of Rights of Existing Shares or Classes of Shares

All or any of the special rights (unless otherwise provided for by the terms of issue) attached to the Shares or any class of the Shares may, subject to the provisions of Section 64 of the Ordinance, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued Shares or issued Shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the Shares or at a separate general meeting of the holders of the Shares of that class. To every such separate general meeting the provisions of the Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be not less than two persons holding or representing by proxy one-third in nominal value of the issued Shares of that class, and at an adjourned meeting one person holding Shares of that class or his proxy, and that any holder of Shares of the class present in person or by proxy may demand a poll.

Transfer of Shares

Subject to such restrictions of the Articles as may be applicable, all transfers of Shares may be effected by transfer in writing in the usual common form or in such other form as the Directors may accept and may be under hand only. All instruments of transfer must be left at the registered office or at such other place as the Directors may appoint.

The instrument of transfer of any Share shall be executed by or on behalf of the transferor and transferee, provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case in which it thinks fit, in its absolute discretion, to do so. The Board may resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept

mechanically executed transfers. The transferor shall be deemed to remain the holder of the Share until the name of the transferee is entered in the register in respect thereof. Nothing in the Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any Share by the allottee in favour of some other person. The Board shall accept machine imprinted signatures of a clearing house in respect of the execution of instruments of transfer.

The Board may, in its absolute discretion, and without assigning and reason, refuse to register a transfer of any Share which is not fully paid up to a person of whom it does not approve, or any Share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, or any transfer of any Share to more than four joint holders or any transfer of any Share which is not fully paid up on which the Company has a lien.

Power for the Company to Purchase its Own Shares

Subject to the provisions of the Ordinance, the Company may purchase its own Shares as permitted by law. On purchase, such Shares will be cancelled. Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Code on Share Repurchases published by the Securities and Futures Commission of Hong Kong, restrictions are imposed on the purchase by a listed company of its own shares, including a requirement for advance approval (either by way of a general mandate or by specific approval in relation to a particular transaction) by the shareholders in general meeting, limitations on purchases in the market over a particular period and reporting requirements. At the general meeting of the Company held on 1 December 2003, the directors were given a mandate authorising the Directors to repurchase the Shares of the Company listed on The Stock Exchange of Hong Kong Limited ("the Hong Kong Stock Exchange") or any other stock exchange on which the Shares may be listed and recognised by the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong for that purpose. The aggregate nominal amount of the Shares to be repurchased shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the general meeting passing the mandate. The mandate is effective until the earlier of (i) the conclusion of the next annual general meeting of the Company, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Ordinance to be held, and (iii) the date on which such mandate is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

Dividends and other Methods of Distributions

Subject to the Ordinance and the Articles, the Company in general meeting may declare dividends but no dividends shall exceed the amount recommended by the Board. No dividend shall be payable except out of profits of the Company. No dividend shall carry interest.

Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up Shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, with or without offering any rights to shareholders to elect to receive such dividend in cash, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may determine that fractional entitlements shall be aggregated and sold and the benefit shall accrue to the Company rather than to the members concerned, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective.

Pre-emptive Rights

Under the Articles, the Company may by ordinary resolution, before the issue of any new Shares, determine that the Share, or any of them, shall be offered in the first instance, and either at par or at a premium, to all the existing holders of any class of Shares in proportion as nearly as may be to the number of Shares of such class held by them respectively, or make any other provisions as to the issue and allotment of the new Shares, but in default of any such determination, or so far as the same shall not extend, the new Shares may be dealt with as if they formed part of the Shares in the capital of the Company existing prior to the issue of the new Shares.

The listing agreement entered into by the Company and the Hong Kong Stock Exchange prohibits the issue of new Shares, securities convertible into new Shares or warrants or options to subscribe for new Shares or such convertible securities, other than to existing equity shareholders of a company in proportion to their existing shareholdings. This restriction does not apply in any case where (a) shareholders of a listed company in general meeting have specifically approved a particular issue of new Shares or such other convertible securities, or (b) the issue of new Shares is made pursuant to a general mandate given by the shareholders in general meeting to the directors to issue and allot securities not exceeding 20% of the existing issued share capital of the listed company as at the date of the granting of such general mandate (provided that such issue does not effectively alter the control of the listed company). At the annual general meeting of the Company held on 1 December 2003, the Directors were given a general mandate to allot, issue and deal with additional Shares of the Company and to make or grant offers, agreements or options which would or might require the allotment of new Shares. The aggregate nominal amount of new Shares which may be allotted or issued or agreed to be allotted by the Directors pursuant to the mandate, otherwise than in respect of scrip dividends or on the exercise of subscription rights under the Company's warrants or pursuant to a rights issue or pursuant to the exercise of any share option scheme or similar arrangement adopted by the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the general meeting plus the aggregate nominal amount of Shares repurchased by the Company pursuant to the repurchase mandate referred to in the paragraph headed "Power for the Company to Purchase its Own Shares" above. The mandate is effective until the earlier of (i) the conclusion of the next annual general meeting of the Company, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Ordinance to be held, and (iii) the date on which such mandate is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

Procedure on Liquidation

If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the Shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the Shares held by them respectively, but all subject to the rights of any Shares which may be issued on special terms or conditions.

Register of Members

In relation to the Shares, the share registrar is Computershare Hong Kong Investor Services Limited and the register of members is kept at Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

MARKET PRICE INFORMATION

The Shares have been listed on the Hong Kong Stock Exchange since 23 July 1981. The table below sets forth the high, low and closing prices and the daily trading volume of the Shares on the Hong Kong Stock Exchange for the periods indicated:

	Closing Share Price			Total Trading
	High	Low	End of Period	Volume of Shares
	HK$	HK$	HK$	
2000				
First Quarter	49.9	31.4	36.7	161,843
Second Quarter	37.5	28.1	34.3	179,915
Third Quarter	46.1	34.3	40.2	183,155
Fourth Quarter	40.2	30.1	39.7	150,462
2001				
First Quarter	49.4	38.0	39.7	258,092
Second Quarter	39.7	33.0	34.6	189,567
Third Quarter	37.8	23.8	25.6	180,681
Fourth Quarter	35.2	23.5	35.2	205,386
2002				
First Quarter	38.6	30.4	32.5	221,282
Second Quarter	38.4	31.1	32.4	187,420
Third Quarter	34.1	22.2	23.0	243,247
Fourth Quarter	28.0	21.0	23.4	213,466
2003				
First Quarter	25.7	19.5	19.5	163,977
Second Quarter	24.1	18.2	22.4	196,728
Third Quarter	33.0	22.4	32.5	230,708
Fourth Quarter	34.9	28.9	34.3	390,759
2004				
January	42.1	35.2	39.5	156,666
February (through 2 February 2004)	38.1	38.1	38.1	6,673

Source: Datastream

EXCHANGE RATES

The HK dollar is freely convertible into other currencies (including the US dollar). Since 17th October, 1983, the HK dollar has been linked to the US dollar at the rate of US$1.00 to HK$7.80. The central element in the arrangements which give effect to the link is that by agreement between the Hong Kong government and three of the Hong Kong banknote issuing banks, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China, certificates of indebtedness, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing banks to be held as cover for the banknotes issued, are issued and redeemed only against payment in US dollars, at the fixed exchange rate of US$1.00 to HK$7.80. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent US dollars at the fixed rate of exchange.

The market exchange rate of the HK dollar against the US dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, against the background of the fixed rate which applies to the issue of Hong Kong currency in the form of banknotes, as described above, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00. Exchange rates between the HK dollar and other currencies are influenced by the linked rate between the US dollar and the HK dollar.

The Basic Law provides that the HK dollar will remain the legal tender in Hong Kong after 1st July, 1997 when sovereignty over Hong Kong is transferred to the PRC. The Basic Law also provides that no exchange control policies shall be applied in Hong Kong and that the HK dollar shall be freely convertible.

The following table sets forth, for each of the years indicated, the low, average, high and period-end noon buying rates in New York City for cable transfers, in Hong Kong dollars per US dollar, derived from Datastream:

	Noon Buying Rate			
Year	**Low**	**Average**	**High**	**Period End**
	(HK$ per US$)			
2001				
First Quarter	7.7990	7.7999	7.8003	7.8003
Second Quarter	7.7983	7.7996	7.8003	7.8000
Third Quarter	7.7984	7.7998	7.8003	7.7996
Fourth Quarter	7.7970	7.7994	7.8004	7.7980
2002				
First Quarter	7.7970	7.7994	7.8000	7.8000
Second Quarter	7.7990	7.7998	7.8095	7.8000
Third Quarter	7.7996	7.8002	7.8080	7.7998
Fourth Quarter	7.7980	7.7992	7.8000	7.7988
2003				
First Quarter	7.7987	7.7993	7.8001	7.7995
Second Quarter	7.7980	7.7992	7.7998	7.7984
Third Quarter	7.7444	7.7945	7.7999	7.7445
Fourth Quarter	7.7085	7.7563	7.7692	7.7640
2004				
January	7.7632	7.7662	7.7775	7.7775
February (through 2 February 2004)	7.7767	7.7770	7.7775	7.7767

Source: Datastream

The noon buying rate quoted by the Federal Reserve Bank of New York as derived from Datastream on 2 February 2004 for selling Hong Kong dollars against US dollars was HK$7.7770 = US$1.00.

DIVIDENDS

Subject to the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and the Articles of Association of the Company, the Company in general meeting may declare dividends but no dividends shall exceed the amount recommended by the Board of Directors of the Company. No dividend shall be payable except out of profits of the Company and no dividends shall carry interest.

The table below sets out certain statistics on ordinary dividends paid on Shares in respect of the years indicated:

Year ended 30 June	Interim Ordinary Dividend per Share	Final Ordinary Dividend per Share	Total Ordinary Dividend per Share	Interim Ordinary Dividend	Final Ordinary Dividend	Total Ordinary Dividend
	(HK$ million, except per share data)					
2001	HK¢55	HK¢55	HK¢110	947.2	947.2	1,894.4
2002	HK¢35	HK¢45	HK¢80	602.7	775.0	1,377.7
2003	HK¢35	HK¢45	HK¢80	602.7	775.0	1,377.7

TAXATION

The following summary of certain Cayman Islands and Hong Kong tax consequences of the purchase, ownership and disposition of Notes and Shares is based upon applicable laws, regulations, rulings and decisions in effect as of the date of this Offering Circular, all of which are subject to change (possibly with retroactive effect). This discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the Notes or Shares and does not purport to deal with consequences applicable to all categories of investors, some of which may be subject to special rules. Persons considering the purchase of Notes should consult their own tax advisors concerning the tax consequences of the purchase, ownership and disposition of Notes and Shares.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Notes under the laws of their country of citizenship, residence or domicile.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Notes. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor's particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

1 Under existing Cayman Islands laws:

1.1 payments of interest and principal on the Notes will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Notes, as the case may be, nor will gains derived from the disposal of the Notes be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax;

1.2 no stamp duty is payable in respect of the issue or transfer of the Notes although duty may be payable if Notes are executed in or brought into the Cayman Islands; and

1.3 certificates evidencing the Notes, in registered form, to which title is not transferable by delivery, should not attract Cayman Islands stamp duty. However, an instrument transferring title to a Note, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

The Issuer has applied for and expects to obtain an undertaking from the Governor in Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Issuer or its operations and that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Issuer.

Hong Kong

Withholding Tax

No withholding tax in Hong Kong is payable on payments of principal (including Early Redemption Amounts) or interest in respect of the Notes.

No tax is payable in Hong Kong by withholding or otherwise in respect of payments of dividends on the Shares.

Profits Tax

Hong Kong profits tax is charged on every person carrying on a trade, profession or business in Hong Kong in respect of assessable profits arising in or derived from Hong Kong from such trade, profession or business.

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the "Inland Revenue Ordinance") as it is currently applied, Hong Kong profits tax may be charged on revenue profits arising on the sale, disposal, conversion or redemption of the Notes where such sale, disposal, conversion or redemption is or forms part of a trade, profession or business carried on in Hong Kong.

Interest on the Notes will be subject to Hong Kong profits tax where such interest has a Hong Kong source, and is received by or accrues to:

(a) a financial institution (as defined in the Inland Revenue Ordinance) and arises through or from the carrying on by the financial institution of its business in Hong Kong; or

(b) a corporation carrying on a trade, profession or business in Hong Kong; or

(c) a person, other than a corporation, carrying on a trade, profession or business in Hong Kong and such interest is in respect of the funds of the trade, profession or business.

Although no tax is imposed in Hong Kong in respect of capital gains, Hong Kong profits tax may be chargeable on trading gains arising on the sale or disposal of the Shares where such transactions are or form part of a trade, profession or business carried on in Hong Kong.

Stamp Duty

No Hong Kong stamp duty will be chargeable upon the issue, transfer (for so long as the register of holders of the Notes is maintained outside Hong Kong) or conversion of a Note.

No Hong Kong stamp duty will be chargeable upon the issue of the Shares. Hong Kong stamp duty is however payable on any purchase and sale of Shares for as long as the transfer thereof is required to be registered in Hong Kong. The duty is charged on each of the purchaser and the seller at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, the Shares bought and sold. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Shares. In addition, any instrument of transfer (if required) will be subject to a flat rate of stamp duty of HK$5. Where a sale or purchase of Shares registered on a Hong Kong share register is effected by a person who is not resident in Hong Kong and any stamp duty payable thereon is not paid, the relevant instrument of transfer (if any) is chargeable with such duty in default and the transferee is liable to pay such duty.

Estate Duty

No estate duty is payable under the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong) (the "Estate Duty Ordinance") in respect of Notes the register in respect of which is maintained outside Hong Kong.

Shares listed on the Hong Kong Stock Exchange are required by the rules of the Hong Kong Stock Exchange to be recorded on a share register in Hong Kong. The effect of this Hong Kong Stock Exchange requirement may be that the Shares are Hong Kong property for the purposes of the Estate Duty Ordinance and accordingly Hong Kong estate duty may be payable in respect of the Shares on the death of any person (wherever the person resides or is domiciled).

SUBSCRIPTION AND SALE

The Issuer and the Company have entered into a subscription agreement with Goldman Sachs (Asia) L.L.C. (the "Lead Manager"), dated 15 January 2004 (the "Subscription Agreement"), pursuant to which and subject to certain conditions contained in the Subscription Agreement, the Issuer agreed to sell to the Lead Manager, and the Lead Manager agreed to subscribe for, the aggregate principal amount of the Notes.

The Lead Manager initially propose to subscribe for the Notes at a purchase price equals to the offer price indicated on the cover page less the underwriting commission, management commission and selling commission in aggregate of 1.75 per cent. of the principal amount of the Notes subscribed.

Each of the Issuer and the Company has agreed in the Subscription Agreement with the Lead Manager that neither the Issuer nor the Company will, for a period of 90 days after the Closing Date, without the prior written consent of the Lead Manager (such consent not to be unreasonably withheld), issue, offer, sell, contract to sell, pledge or otherwise dispose of (or publicly announce any such issuance, offer, sale or disposal), any Shares of the Company or securities convertible or exchangeable into or exercisable for Shares of the Company or warrants or other rights to purchase Shares of the Company or any security or financial product whose value is determined directly or indirectly by reference to the price of the Shares, including equity swaps, forward sales and options representing the right to receive any Shares except for Shares issued pursuant to the conversion provisions of the Notes or pursuant to obligation in existence at the date of the Subscription Agreement, which have been disclosed to the Lead Manager.

In addition, each of the Issuer and the Company has agreed in the Subscription Agreement with the Lead Manager that neither the Issuer nor the Company will, for a period of 45 days after 15 January 2004, without the prior written consent of the Lead Manager (such consent not to be unreasonably withheld), incur any indebtedness for Borrowed Moneys. Borrowed Moneys is defined in the Subscription Agreement as indebtedness incurred that has a maturity of more than one year from its date of incurrence and that is evidenced by any agreement or other instrument in respect of (i) money borrowed under a syndicated bank facility; (ii) any bond, note, loan stock, debenture or any similar instrument; (iii) acceptance or commercial paper facilities; and (iv) the deferred purchase price of assets or services (other than goods and services obtained on normal commercial terms in the ordinary course of trading).

Each of Henderson Development Limited, Believegood Limited and Cameron Enterprise Inc. has undertaken that neither it nor any person acting on its behalf will, for a period of 90 days after the Closing Date, without the prior written consent of the Lead Manager (such consent not to be unreasonably withheld or delayed), (i) issue, offer, sell, contract to sell, pledge or otherwise dispose of (or publicly announce any such issuance, offer, sale or disposal), any Shares of the Company held directly by it (or through its nominee) (the "Relevant Shares") or securities convertible or exchangeable into or exercisable for the Relevant Shares or warrants or other rights to purchase the Relevant Shares or any security or financial product whose value is determined directly or indirectly by reference to the price of the Relevant Shares, including equity swaps, forward sales and options representing the right to receive any Relevant Shares; (ii) enter into any other arrangement that transfers to others, in whole or in part, any of the economic consequences of ownership of the Relevant Shares; or (iii) publicly announce any such offer, issue, sale or disposal of any Relevant Shares.

The Subscription Agreement provides that the Issuer and the Company will indemnify the Lead Manager against certain liabilities, including liabilities under the Securities Act. The Subscription Agreement provides that the obligations of the Lead Manager are subject to certain conditions precedent, and entitles the Lead Manager to terminate it in certain circumstances prior to payment being made to the Issuer. The Issuer and Company have agreed to indemnify the Lead Manager against certain liabilities in connection with the offer and sale of the Notes.

In connection with the offering, the Lead Manager is permitted to engage in certain transactions that stabilise, maintain or otherwise affect the price of the Notes and the Shares. Such transactions may consist of sales, bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes and the Shares.

The Lead Manager or its affiliates may purchase the Notes for its own account and enter into transactions, including (i) credit derivatives including asset swaps, repackaging and credit default swaps relating to the Notes and/or the Company's securities or (ii) equity derivatives and stock loan transactions relating to the Shares at the same time as the offer and sale of the Notes or in secondary market transactions. Such transactions would be carried out as bilateral trades with selected counter-parties and separately from any existing sale or resale of the Notes to which this Offering Circular relates (notwithstanding that such selected counter-parties may also be purchasers of the Notes).

The Lead Manager may create a short position in the Notes in connection with this offering. If the Lead Manager creates a short position in the Notes in connection with this offering (i.e., if it sells a greater principal amount of Notes than the principal amount of Notes set forth on the cover page of the Offering Circular), the Lead Manager may reduce that short position by purchasing Notes in the open market.

In general, purchases of a security for the purpose of stabilisation could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. If these activities are commenced, they may be discontinued by the Lead Manager at any time. These transactions may be effected in the over-the-counter market or otherwise.

None of the Issuer, the Company nor the Lead Manager makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes or the Shares. In addition, none of the parties nor the Lead Manager makes any representation that the Lead Manager will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

The Notes are a new issue of securities with no established trading market. Application has been made to list the Notes as selectively marketed securities on the Hong Kong Stock Exchange. However, no assurance can be given as to the liquidity of any trading market for the Notes. Moreover, the Company does not intend to list the Notes on any U.S. national securities exchange.

No action has been taken or will be taken in any jurisdiction that would permit a public offering of the Notes, or possession or distribution of this Offering Circular or any amendment or supplement thereto or any other offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required. The Lead Manager is not authorised to make any representation or use any information in connection with the issue, subscription and sale of the Notes other than as contained in this Offering Circular or any amendment or supplement thereto.

The Notes, the Guarantee and the Shares to be issued upon conversion of the Notes have not been and will not be registered under the Securities Act or any state securities laws and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes, the Guarantee and the Shares to be issued upon conversion of the Notes may not be offered, sold or delivered within the United States. The Lead Manager has agreed that it will not offer, sell or deliver any Notes within the United States.

The Notes are being offered and sold outside the United States in reliance on Regulation S and in accordance with applicable law. Terms used above have the meanings assigned to them in Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the offering of the Notes, an offer or sale of the Notes or the Shares to be issued upon conversion of the Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

The Notes have not been and, prior to the expiry of a period of six months from the issue date of the Notes, may not be offered or sold to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; there may only be communicated or caused to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Company; and all applicable provisions of the FSMA must be complied with respect to anything done in relation to the Notes in, from or otherwise involving the United Kingdom.

The public in the Cayman Islands may not be invited to subscribe directly or indirectly for the Notes unless at the time of such invitation the Issuer is listed on the Cayman Islands Stock Exchange.

The Notes have not been offered or sold and may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong and in addition, there has not been issued and there may not be issued any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571 of the laws of Hong Kong) and any rules made thereunder.

This Offering Circular has not been and will not be registered as a prospectus with the Monetary Authority of Singapore (the "MAS") under the Securities and Futures Act, Chapter 289 of Singapore (the "Securities and Futures Act"). Accordingly the Notes may not be offered or sold or be made the subject of an invitation for subscription or purchase nor may this Offering Circular or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the Notes be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

The Notes may not be offered, sold, transferred or delivered, directly or indirectly, in or from the Netherlands, as part of their initial distribution or as part of any re-offering, and neither this Offering Circular nor any other document in respect of the offering may be distributed in the Netherlands, other than to individuals or legal entities which include, but are not limited to banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

GENERAL INFORMATION

1. **Clearing Systems:** The Notes have been accepted for clearance through Euroclear and Clearstream under Common Code number 018439689, the International Securities Identification Number for the Notes is XS0184396892.

2. **Listing of Shares:** Application has been made to the Hong Kong Stock Exchange for the listing of and permission to deal in the Shares arising on conversion of the Notes.

3. **Listing of Notes:** The listing of the Notes on the Hong Kong Stock Exchange will be expressed as a percentage of their nominal amount. It is expected that dealing will, if permission is granted to deal in and for the listing of the Notes on the Hong Kong Stock Exchange, commence on or about the date two clear business days after the intended date of publication of the Formal Notice in relation to the Notes.

4. **Authorisations:** The Issuer and the Company have obtained all necessary consents, approvals and authorisations in connection with the issue and performance of the Notes and the Guarantee respectively. The issue of the Notes was authorised by resolutions of the Board of Directors of the Issuer passed on 29 January 2004 and the giving of the Guarantee in respect of the Notes was authorised by resolutions of the Board of Directors of the Company on 29 January 2004. Listing of the Notes on the Hong Kong Stock Exchange is conditional upon satisfaction of the requirements of that exchange, including execution of the Trust Deed and the Agency Agreement.

5. **No Material Adverse Change:** Except as disclosed in this Offering Circular there has been no material adverse change in the financial or trading position of the Company and the Group since 30 June 2003 and no material adverse change in the financial position or prospects of the Group since 30 June 2003. Except as disclosed in this Offering Circular, there has been no significant change in the financial or trading position and no material adverse change in the financial position or prospects of the Issuer since its incorporation.

6. **Litigation:** Save as disclosed in this Offering Circular, neither the Issuer nor the Company or any of their subsidiaries is involved in any litigation or arbitration proceedings which may have, or have had during the 12 months preceding the date of this Offering Circular, a significant effect on the financial position of the Issuer or the Group nor is the Issuer or the Company aware that any such proceedings are pending or threatened.

7. **Available Documents:** Copies of the latest annual report and consolidated accounts of the Company and the latest unaudited interim consolidated accounts of the Company may be obtained free of charge, and copies of the Trust Deed and the Agency Agreement will be available for inspection, at the specified office of the Company at 6/F, World-Wide House, 19 Des Voeux Road, Central, Hong Kong during normal business hours, so long as any of the Notes is outstanding. The Company publishes unaudited consolidated interim financial statements every year for the six months ended 31 December.

8. **Indemnification of the Trustee:** The Trustee is entitled under the Trust Deed to rely without liability to the Noteholders on certificates prepared by the directors of the Company and accompanied by a certificate or report prepared by an internationally recognised firm of accountants to the Company whether or not addressed to the Trustee, and whether or not the same are subject to any limitation on the liability of the internationally recognised firm of accountants to the Company and whether by reference to a monetary cap or otherwise limited or excluded.

9. **Auditors:** KPMG, certified public accountant and independent auditors, have audited, and rendered an unqualified audit report on the consolidated financial statements of the Company as at and for each of the three years ended 30 June 2001, 2002 and 2003. KPMG has given and has not withdrawn its written consent for the purposes of paragraph 8(2) of Appendix 1 Part C of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange to the issue of this Offering Circular and with references to their audit of the accounts of the Company and its subsidiaries for the three years ended 30 June 2003 and with references to KPMG in the form and context in which they appear.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN HK GAAP AND IFRS

The accompanying audited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Hong Kong ("HK GAAP") which differ in certain significant aspects from those under International Financial Reporting Standards ("IFRS"). A brief description of certain significant differences between HK GAAP and IFRS is set out below. The organisations that promulgate HK GAAP and IFRS have projects ongoing that could have a significant impact on future comparisons such as this. This summary is not intended to provide a comprehensive listing of all existing or future differences between HK GAAP and IFRS including those specifically related to the Group or the industries in which the Group operates. Had the Group undertaken to identify the differences specifically affecting their financial statements presented in the Offering Circular, other potentially significant differences may have come to the attention of the Group which are not provided in the following summary.

Accordingly the Group's management can provide no assurance that this summary of certain significant differences between HK GAAP and IFRS provides a complete description of all differences which may have a significant impact on the Group's financial statements. No attempt has been made in this summary to identify disclosure, presentation or classification differences that would affect the manner in which transactions and events are reflected in the financial statements of the Group or the notes thereto.

HK GAAP	IFRS
Provision against mortgage loan receivable	
Specific provisions are made for doubtful debts as and when they are considered necessary by the directors and in addition, amounts have been set aside as general provisions for doubtful debts. While specific provisions relates to individual debts and are made taking into account the particular circumstances of each debt, general provisions relate to other exposures not separately identified but known from experience to exist in any mortgage loan. When there is no longer any realistic prospect of recovery, the outstanding debt is written off.	IAS 39 requires that, if it is probable that an enterprise will not be able to collect all amounts due (principal and interest) according to the contractual terms of loans, an impairment or bad debt loss has occurred. The amount of loss is the difference between the asset's carrying amount and the present value of expected future cash flows discounted at the financial instrument's original effective interest rate (recoverable amount). Cash flows relating to short-term receivables generally are not discounted. The carrying amount of the asset should be reduced to its estimated recoverable amount either directly or through use of an allowance account. The amount of the loss should be included in net profit or loss for the period.

Leasehold land

HK GAAP	IFRS
Where leasehold land in the course of development or redevelopment is held for re-sale, it is classified as current asset and as such, are accounted for as inventories. Where leasehold land in the course of development or redevelopment is held for investment or administrative purposes or where no decision has yet been taken to in respect of the usage of such, it is classified as non-current asset. Leasehold land is stated at cost less impairment losses, where appropriate.	Under IAS 17, leasehold land is classified as operating lease or finance lease. The premium paid for such a leasehold represents pre-paid lease payments which are amortised over the lease term in accordance with the pattern of benefits provided.

Investment properties

HK GAAP	IFRS
Investment properties are revalued annually by qualified valuers of the Group and at least every three years by independent qualified valuers. Surpluses arising on revaluation are taken to the investment property revaluation reserve. Deficits arising on revaluation are first set off against previous surplus and thereafter taken to the income statement.	IAS 40 permits an enterprise to state investment properties either at fair value or at cost less accumulated depreciation and impairment losses. When a fair value model is adopted, IAS 40 does not require fair value to be based on an independent professional valuation. In addition, under IAS 40's fair value model, an investment property is never depreciated.
In addition, under SSAP 13, an investment property is required to be depreciated when the unexpired term of the lease is 20 years or less.	All changes in fair value are taken to the income statement.

Revaluation of property, plant and equipment

HK GAAP	IFRS
Under SSAP 17, an item of property, plant and equipment should either be carried at its cost less accumulated depreciation and impairment losses or at revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Subject to the transitional arrangements set out below, revaluations should be made with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.	The standard under IFRS is consistent with HK GAAP, except it does not include the transitional provisions as that in HK GAAP.

Transitional arrangements

Enterprises which carried property at revalued amounts in financial statements relating to periods ended before 30 September 1995 are not required to make regular revaluations provided that these enterprises do not revalue their property subsequent to 30 September 1995.

Business combinations

HK GAAP	IFRS
Under SSAP 30, the identified assets and liabilities recognized should be measured at their fair values as at the date of acquisition. Any minority interest should be stated at the minority's proportion of the fair values of the identifiable assets and liabilities of the subsidiary. The definition of "subsidiary" to be used by Hong Kong incorporated companies which is dictated by the Hong Kong Companies Ordinance, results in the exclusion from consolidation of certain investees that would be consolidated under IFRS.	IAS 22 has a benchmark treatment of allocating the cost of an acquisition whereby the resulting minority interest is stated at the minority's proportion of the pre-acquisition carrying amounts of the net identifiable assets and liabilities of the subsidiary. IAS 22 also has an allowed alternative treatment of allocating the cost of an acquisition whereby resulting minority interest is stated at the minority's proportion of the fair values of the identifiable assets and liabilities of the subsidiary.

Investment in subsidiaries

HK GAAP	IFRS
In the company level balance sheet, investments in subsidiaries are recorded at cost less impairment losses.	IAS 27 "Consolidated financial statements and accounting for investment in subsidiaries" permits the equity method in company level financial statements. An investor using the equity method initially records an investment at cost. Subsequently, the carrying amount of the investment is increased to reflect the investor's share of income of the investee and is reduced to reflect the investor's share of losses of the investee or dividends received from the investee.

Deferred tax

HK GAAP	IFRS
Prior to 1 January 2003, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.	IAS 12 "Income taxes" is consistent in all material respects with SSAP 12 (revised).

For financial statements relating to periods beginning on or after 1 January 2003, when SSAP 12 (revised) "Income taxes" has become effective, income tax for the period comprises current and deferred tax. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. All deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised, except temporary differences arising from goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit.

Investments in securities

Investments in debt and equity securities, except those held either solely for the purpose of recovering advances or, as investments in subsidiaries, associates or joint ventures, are accounted for as follows:

Investments in securities are classified as held-to-maturity debt securities, investments securities and other investments in securities, and are recognized as assets from the date on which the Group is bound by the contract which gives rise to them.

Under IAS 39, financial assets are divided into four categories, which include held for trading, held-to-maturity investments, loans and receivables originated by the enterprise and available-for-sale. Financial assets are recognised when an enterprise becomes party to the contractual arrangements of an instrument.

All the financial assets should be measured at fair value, except loans and receivables originated by the enterprise, held to maturity investments and financial assets that cannot be reliably measured at fair value. These assets should then be measured at amortised cost using the effective interest rate method.

HK GAAP	IFRS
Transfer of a security between categories of investments is accounted for at fair value. The profit or loss arising from transfers between categories of investments is accounted for as if the investment had been sold and repurchased at the date of transfer.	A recognised gain or loss arising from a change in the fair value of a financial asset that is not part of a hedging relationship should be reported as follows:
The profit or loss on disposal is accounted for in the period in which the disposal occurs as the difference between the sales proceeds and the carrying amount of the investments.	(a) a gain or loss on a financial asset or liability held for trading should be included in net profit or loss for the period in which it arises (in this regard, a derivative should always be considered to be held for trading unless it is a designated hedging instrument);
Under SSAP 24, all investments in securities are either accounted for using "benchmark" or "alternative" treatment and the Group adopts the benchmark accounting. For benchmark treatment, investments in securities will be categorized as follows:	(b) a gain or loss on an available-for-sale financial asset should be either:
Held-to-maturity debt securities	i. included in net profit or loss for the period in which it arises; or
Held-to-maturity debt securities are investments in debt securities which the Group has the expressed intention and ability to hold to maturity, and are stated at amortized cost less any provisions for diminution in value.	ii. recognised directly in equity, through the statement of changes in equity, until the financial asset is sold, collected, or otherwise disposed of, or until the financial asset is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity should be included in net profit or loss for the period.
Provisions are made and recognized immediately as an expense when carrying amounts of an individual investment are not expected to be fully recovered, and are written back to income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.	For those financial assets carried at amortised cost, a gain or loss is recognised in net profit or loss when the financial asset is derecognised or impaired, as well as through the amortisation process.

HK GAAP	IFRS
Investment securities	
Investment securities are securities which are intended to be held on a continuing basis, and which are held for an identified long-term purpose.	
Investment securities are included in the balance sheet at cost less provision for diminution in value which are other than temporary. Such provision is determined for each investment individually. Provisions are recognized as an expense immediately and are written back to income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.	
Other investments in securities	
Other investments in securities are those securities which are not classified as held-to-maturity debt securities nor as investment securities, and are stated at fair value at the balance sheet date. Unrealized holding gains or losses arising on revaluation of securities to fair value are dealt with in the income statement.	
Borrowing costs	
Borrowing costs are expensed in the income statement in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to construction which necessarily takes a substantial period of time to get ready for their intended use or sale.	IAS 23 has a benchmark treatment of recognising all borrowing costs as expense in the period in which they are incurred. It also permits as an alternative treatment the capitalisation of borrowing costs.

The Group's management has not quantified the effects of the aforementioned differences between HK GAAP and IFRS. Accordingly, there can be no assurances that net profit/(loss) and/or shareholders' equity reported in conformity with HK GAAP would not be different if determined in conformity with IFRS.

ISSUER

Henson International Finance Limited
M&C Corporate Services Limited
PO BOX 309GT
Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands

GUARANTOR

Henderson Land Development Company Limited
6th Floor
World-Wide House
19 Des Voeux Road
Central
Hong Kong

AUDITORS OF THE GUARANTOR

KPMG
8th Floor
Prince's Building
10 Chater Road
Central
Hong Kong

TRUSTEE

HSBC Trustee (C.I.) Limited
PO Box 88
1 Grenville Street
St Helier
Jersey
JE4 9PF
Channel Islands

REGISTRAR

HSBC Private Bank (Jersey) Limited
PO Box 88
1 Grenville Street
St Helier
Jersey
JE4 9PF
Channel Islands

PRINCIPAL PAYING, CONVERSION AND TRANSFER AGENT

HSBC Bank plc
8 Canada Square
London
E14 5HQ
United Kingdom

LEGAL ADVISERS

To the Issuer and the Guarantor as to Cayman Islands law

Maples and Calder Asia
1504 One International Finance Centre
1 Harbour View Street
Central
Hong Kong

To the Issuer and the Guarantor as to Hong Kong law

Woo, Kwan, Lee and Lo
27th Floor
Jardine House
1 Connaught Place
Hong Kong

To the Lead Manager and the Trustee as to Hong Kong law

Linklaters
10th Floor
Alexandra House
Chater Road
Hong Kong

No dealer, salesperson or other person is authorised to give any information or to represent anything not contained in this Offering Circular. Prospective investors must not rely on any unauthorised information or representations. This Offering Circular is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Offering Circular is current only as of its date.

TABLE OF CONTENTS

HK$5,750,000,000

Henson International Finance Limited

1.00 per cent. Guaranteed Convertible Notes due 2006 convertible into Shares of, and guaranteed by,

Henderson Land Development Company Limited

Goldman Sachs (Asia) L.L.C.